
RYAN SHECKLER

VOLCOM

NOTICE OF ANNUAL MEETING PROXY STATEMENT & 2006 ANNUAL REPORT

Dear Shareholder:

I'd first like to thank you for your continued support of Volcom. We have worked hard to build one of the most innovative and forward thinking action sport brands in the industry and your loyalty is much appreciated. We have a great team working at the Company and I couldn't be more proud of what we have accomplished.

2006 was an incredible year for Volcom. The brand gained momentum worldwide and continued to be a leader in a fiercely competitive market. We exceeded our financial goals, increased our product focus, strengthened our management team and continued our relentless marketing attack.

In addition to these accomplishments, we made the necessary investments for long-term growth. We continued building our European infrastructure and we introduced three new product categories that have all been well received. We also diversified our distribution while maintaining core integrity, made key investments in personnel, and further strengthened our retailer relationships. I believe Volcom today is the strongest it has ever been, and with such a solid foundation, I can't help but get fired up when looking ahead to 2007 and beyond.

Financially, 2006 was an outstanding year for Volcom and was our first full year of being a public company. We had our biggest year ever, with an increase in revenues of more than 28% over last year, topping $205 million. We maintained our industry-leading margins, with a gross margin of nearly 50% and an operating margin exceeding 21%. Our balance sheet is rock solid with more than $85 million in cash and virtually no debt. I'm very pleased with our financial results and I believe our success is, and will continue to be, a direct reflection of the hard work and effort of our team.

One of Volcom's greatest strengths has always been its marketing and 2006 was another solid year for our branding army. From Shaun White winning the Olympic Gold to Volcom being awarded SIMA "Manufacturer of The Year" for a third time, our grass roots efforts, athlete programs, Let the Kids Ride Free events and innovative advertising campaigns continued to pay off.


OZZIE WRIGHT
MARK LANDVIK
MARK APPLEYARD


DUSTIN DOLLIN
$14.0
2003
$24.4
$38.4
2005
$43.6
Operating Income
($ in Millions)
2006 Product Revenue by Category
Snow
8%
Boys
6%
Other
2%
Girls
33%
Mens
51%
TERJE HAAKONSEN


AARON SUSKI


GEOFF ROWLEY

Just recently, we purchased one of the most famous houses in surfing history known as the Pipe House. This three story home will allow our top surfing professionals access to a facility directly in front of the world renowned Pipeline surf break on Oahu's North Shore. We are excited to invest in the future of our team riders as they are the heart and soul of the Company.

Since the beginning of the brand, we have always had a creative passion for film, art and music. Last August, Veeco Productions released its long-awaited snow movie, "Escramble," to a great response. We also released the second phase of the movie, The Escramble Download Project this past January which has been extremely successful. It's a series of short films that can be downloaded for free from our website. We are now in the process of releasing a new surfing cartoon, The Dawn of the Stone Age, on our website this April and plan to release a new skate movie later this summer through our traditional distribution channels.

On the music scene, Volcom Entertainment made some great additions to its catalog in 2006, including new albums from Riverboat Gamblers and Valient Thorr. We are also in the process of releasing a full length Pepper album containing many unreleased and rare tracks. Our featured art program continues to thrive as well, connecting with art enthusiasts through special product releases and global art tours such as our Hitten Switches book tour this past year.

In 2006, we introduced three new product extensions that have been well received at retail. They include the Creedler sandals and slip-ons, girl's swim and a new kids' line for boys ages 4 to 7. With these product extensions, we now have our most complete product line to date. As we move forward, we will continue to focus on these new categories as we believe they are important growth areas for the brand.


VALIENT THORR


BJORN LEINES
ON LOCATION FILMING
FOR "ESCRAMBLE"
VEECO

As Volcom continues to grow, I'm adamant that we remain close to our core retailer. We have always appreciated the support from our core accounts and understand how important they are to our brand and to the industry. To keep our core business healthy in 2006, we provided our specialty shops with new fixtures, custom build-outs, point-of-purchase programs, demos and marketing tours. We plan to continue this type of support as it is extremely important for the health of the Company and for our industry as a whole.

Our Volcom branded retail program is also performing well. We opened two new Volcom stores in 2006, one on State Street in Santa Barbara, and one in the popular Gas Lamp District of San Diego. We also recently opened our first store in Hawaii on Front Street in Maui. These stores truly complement our successful 126 La Brea store in Los Angeles. We plan to open another store in Maui and an additional two locations some time in the second half of 2007. By year end, our goal is to have a total of seven Volcom stores in operation. These stores allow us to showcase the entire Volcom collection and are a great vehicle to present the Volcom philosophy.


GAVIN BESCHEN

One of our most important missions moving forward is to establish and integrate our operations in Europe. After ten years of operating under a licensee model, we took direct control of the brand in Europe at the conclusion of 2006. In the second half of 2007, we will begin delivering product from our newly formed, wholly owned subsidiary. I am pleased to report this undertaking is going very well. We have stayed on budget and have recently moved in to our newly constructed headquarters in Anglet, France, ahead of schedule. We will continue to make significant investments in Volcom Europe and we expect to see financial benefits in the second half of 2007 when we begin to ship product and recognize revenues.

There is a lot going on at Volcom and we have made great progress in the past year. I believe our Company is in a unique and powerful position. Our internal teams are young, talented and very passionate about their work. I feel good about what we are doing and our commitment to making sure that every decision made is based around quality, integrity and long term sustainability. The future is wide open and as long as we treat the brand and the people associated with it with respect, I believe we will experience many successful years to come.

On behalf of our board of directors and management team, I'd like to thank our retailers, customers, athletes, shareholders and the entire Volcom family for their continued support and dedication to the Stone. Thank you!

Sincerely,

Richard Woolcott
President and Chief Executive Officer
Volcom




DEAN MORRISON
RICK DOMPIERRE
Revenue ($ in Millions)
$0.0
$50.0
$100.0
$150.0
$200.0
$250.0
$44.0
$57.1
$76.3
$113.2
$160.0
$205.3
2001
2002
2003
2004
2005
2006
Net Income ($ in Millions)
$0.0
$5.0
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$8.6
$14.8
$23.6
$28.8
2003*
2004*
2005*
2006
*Represents pro forma net income, which reflects a provision for income taxes as a C corporation.

March 30, 2007

Dear Fellow Stockholder:

We cordially invite you to attend Volcom's 2007 Annual Meeting of Stockholders to be held at 10:00 a.m. Pacific time, on May 8, 2007, at the Volcom Roadhouse, 1660 Placentia Avenue, Costa Mesa, California, 92627. Please note that parking for the meeting will be at our corporate headquarters located at 1740 Monrovia Avenue in Costa Mesa, California, 92627. Please give yourself sufficient time to take a free shuttle from our corporate headquarters down several blocks to the Volcom Roadhouse. The meeting notice and proxy statement are attached.

At this year's annual meeting, stockholders will be asked to elect seven directors and to ratify the appointment of Deloitte & Touche LLP to serve as Volcom's independent registered public accounting firm for the year ending December 31, 2007. In addition, stockholders will transact any other business that may properly come before the meeting.

Whether or not you plan to attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to vote promptly by mailing a completed proxy card in the enclosed postage-paid envelope. If your shares are held in the name of a brokerage firm or bank, you will receive a voting instruction form in lieu of a proxy card. Timely voting will ensure your representation at the annual meeting.

We look forward to seeing you on May 8.

Sincerely,

René R. Woolcott
Chairman of the Board of Directors

Richard R. Woolcott
President, Chief Executive Officer and
Member of the Board of Directors

VOLCOM, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 8, 2007

To our Stockholders:

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Stockholders of Volcom, Inc. will be held at 10:00 a.m. Pacific time, on May 8, 2007, at the Volcom Roadhouse, 1660 Placentia Avenue, Costa Mesa, California, 92627, for the following purposes:

1. To elect seven directors for the ensuing year or until the election and qualification of their respective successors;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2007; and
3. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Only stockholders of record of shares of our common stock at the close of business on March 16, 2007, the record date, will be entitled to notice of, and to vote at, the 2007 annual meeting and any postponement or adjournment thereof.

We invite all stockholders to attend the annual meeting. Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the enclosed proxy card. If your shares are held in "street name," your shares are held in the name of a brokerage firm, bank or other nominee and in lieu of a proxy card you should receive from that institution an instruction form for voting by mail and you may also be eligible to vote your shares electronically via the internet or telephone. Should you receive more than one proxy card or voting instruction form because your shares are held in multiple accounts or registered in different names or addresses, please sign, date and return *each* proxy card or voting instruction form to ensure that all of your shares are voted. For information regarding voting in person at the annual meeting, please see "How do I vote?" on page 2 of the proxy statement.

For admission to the annual meeting, each stockholder may be asked to present valid picture identification, such as a driver's license or passport, and proof of ownership of Volcom stock as of the record date, such as the enclosed proxy card or a brokerage statement reflecting stock ownership as of the record date.

By Order of the board of directors,

Douglas P. Collier
Chief Financial Officer, Secretary and Treasurer

Costa Mesa, California
March 30, 2007

YOUR VOTE IS VERY IMPORTANT

REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, AND THEN COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

TABLE OF CONTENTS

Volcom®, ®® (The Stone Design mark), Volcom Entertainment®, Veeco Productions®, Amphibulator™, Band Joust™, Creedlers™, Let The Kids Ride Free™, Moclov™, Modulator™, The Volcom Stage™, V.co-Operative™, V.Co-Logical™, Youth Against Establishment™, Volcom Highwear™, and Zip-Tech™ are trademarks of Volcom, Inc. This proxy statement may also contain trademarks, trade names and service marks of others.

** This proxy statement was printed on recycled paper.

1740 Monrovia Avenue
Costa Mesa, California 92627

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD May 8, 2007

PROXY STATEMENT

SOLICITATION OF PROXIES

The accompanying proxy is solicited on behalf of the board of directors of Volcom, Inc., or Volcom, we, us or our, for use at our Annual Meeting of Stockholders to be held at the Volcom Roadhouse, 1660 Placentia Avenue, Costa Mesa, California, 92627, on May 8, 2007 at 10:00 a.m. Pacific time, and at any and all adjournments or postponements thereof, or the annual meeting.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

You are being asked to (i) approve the appointment of seven directors, to serve for the ensuing year and until their respective successors are duly elected and qualified, and (ii) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2007. These matters and other information are described in more detail in this proxy statement.

Who is entitled to vote?

Only holders of record of the approximately 24,319,920 shares of Volcom's common stock outstanding at the close of business on the record date, March 16, 2007, will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof. On each matter to be considered at the annual meeting, each stockholder will be entitled to cast one vote for each share of our common stock held of record by such stockholder on March 16, 2007.

In accordance with Delaware law, a list of stockholders entitled to vote at the annual meeting will be available at the annual meeting, and for 10 days prior to the annual meeting at Volcom, Inc., 1740 Monrovia Avenue, Costa Mesa, California 92627, Monday through Friday between the hours of 9 a.m. and 4 p.m. Pacific time.

How many votes do I have?

Holders of our common stock will vote at the annual meeting as a single class on all matters, with each holder of a share of our common stock entitled to one vote per share held.

What is a quorum and what vote is required for each item?

In order to constitute a quorum for the conduct of business at the annual meeting, a majority of the outstanding shares of our common stock entitled to vote at the annual meeting must be present or represented at the annual meeting. Pursuant to Delaware law, directors are elected by a plurality vote. With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The seven nominees securing the most "in favor" votes are elected. The other matter submitted for stockholder approval at the annual meeting (i.e. ratification of our independent registered public accounting firm) will be decided by the affirmative vote of a majority of shares present in person or represented by proxy at the annual meeting and entitled to vote on such proposal. Abstentions may be specified for this proposal and will be counted as present for purposes of determining the existence of a quorum regarding the proposal on which the abstention is noted and will also be counted as a vote against such proposal for purposes of determining whether stockholder approval of that proposal has been obtained. Shares that are not voted by the broker who is the record holder of the shares because the broker is not instructed to vote and does not have discretionary authority to vote (i.e., broker non-votes) and shares that are not voted in other circumstances in which proxy authority is defective or has been withheld, will be counted for purposes of establishing a quorum. Broker non-votes and other non-voted shares will not be deemed to be entitled to vote for purposes of determining whether stockholder approval of that matter has been obtained and thus will have no effect on the outcome of such matter. We do not expect any broker non-votes, as brokers have discretionary authority to vote for all directors and for ratification of our independent registered public accounting firm.

If a quorum is not present, the annual meeting will be adjourned until a quorum is obtained.

How do I vote?

If your shares are registered directly with U.S. Stock Transfer Corporation (our transfer agent), you are a holder of record and may either vote your shares via mail with the enclosed proxy or in-person at the annual meeting.

If your shares are registered in the name of a bank or brokerage firm, you may vote your shares via mail with the enclosed voting instruction card and you also may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of the Annual Report and proxy statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in ADP's program, your voting instruction card will provide instructions. If your voting instruction card does not reference Internet or telephone information, please complete and return the enclosed paper voting instruction card in the self-addressed postage paid envelope provided. Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the annual meeting, your vote in person at the annual meeting will not be effective unless you present a proxy, issued in your name from the record holder, your broker.

What if I receive more than one proxy card or voting instruction form?

If you receive more than one proxy card or voting instruction card because your shares are held in multiple accounts or registered in different names or addresses, please be sure to complete, sign, date and return *each* proxy card or voting instruction form to ensure that all of your shares will be voted. Only proxy cards and voting instruction card that have been signed, dated and timely returned will be counted in the quorum and voted.

Who will count the votes and how will my votes by counted?

All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

If the enclosed proxy card or voting instruction card is properly signed, dated and returned, your shares will be voted at the annual meeting in accordance with your instructions. If you do **not** specify how your shares are to be voted, your shares will be voted **FOR** the election of each of the seven nominees for election to the board of directors listed in the proxy; and **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for its year ending December 31, 2007.

1993. Prior to joining Easton in 1993, Mr. Palma was with KPMG Peat Marwick from 1985 to 1993. Mr. Palma earned a B.S. in Accounting from California State University, Northridge.

Joseph B. Tyson, 45, has served on our board of directors since June 2005. Mr. Tyson has been the Chief Operating Officer of The Picerne Group, a privately-funded international investment firm, since October 2006. Prior to joining The Picerne Group, Mr. Tyson served as the Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Pan Pacific Retail Properties, Inc., an NYSE-listed real estate investment trust, since October 1999, until its sale to Kimco Realty in October 2006. Prior to that, Mr. Tyson was Chief Financial Officer of The Allen Group, a San Diego-based real estate company, from 1998 until 1999. Prior to 1998, Mr. Tyson was with Heitman Financial Ltd. for 11 years serving in various capacities including Senior Vice President and as a member of the firm's Executive Committee. Mr. Tyson became licensed as a Certified Public Accountant during his tenure with PricewaterhouseCoopers from 1984 to 1987 in New York.

Carl W. Womack, 55, has served on our board of directors since June 2005. Mr. Womack served as the Senior Vice President and Chief Financial Officer of Pacific Sunwear of California, Inc., a NASDAQ-listed apparel retailer, from 1994 until his retirement in October 2004. He served as Vice President of Finance and Chief Financial Officer of Pacific Sunwear from May 1986 to September 1994. He served as Secretary of Pacific Sunwear from November 1992 to October 2004. Prior to joining Pacific Sunwear, Mr. Womack served in several positions in public and private accounting. Mr. Womack earned a B.S. in Business Administration and Accounting from California State University, Northridge.

Kevin G. Wulff, 55, has served on our board of directors since June 2005. Mr. Wulff has been the President and Chief Executive Officer of Pony International, LLC since March 2007. Prior to that, he was the President and Chief Executive Officer of American Sporting Goods since March 2005. Prior to that, Mr. Wulff served as Vice President, Business Development and Sports Marketing for Adidas America from 2003 to January 2005. From October 2001 to March 2003, Mr. Wulff served as Chairman and Chief Executive Officer of the Women's Tennis Association. From June 2000 to October 2001, he served as Senior Vice President/ General Manager — Emerging Business and Subsidiaries for Nike, Inc. From 1998 to June 2000, Mr. Wulff served as Senior Vice President/ General Manager — USA for Nike, Inc. From 1997 to 1998, he served as Vice President/ General Manager — Americas for Nike, Inc. He served as the President of Nike Canada from 1994 to 1997 and General Manager of Nike, Inc. from 1993 to 1994. Prior to joining Nike, Inc. in 1993, he served in various capacities with Miller Brewing Company from 1987 to 1993. Mr. Wulff holds a B.S. in Social Science, Business and Physical Education from the University of Northern Iowa.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL SEVEN NOMINEES NAMED ABOVE. Unless instructed to the contrary, the shares represented by the proxies will be voted FOR the election of the seven nominees named above as directors. Although it is anticipated that each nominee will be able to serve as a director, should any nominee become unavailable to serve, the proxies will be voted for such other person or persons as may be designated by our board of directors. As of the date of this proxy statement, the board of directors is not aware of any nominee who is unable or will decline to serve as a director.

PROPOSAL TWO:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP, our independent registered public accounting firm for the year ended December 31, 2006, was selected by the Audit Committee to act in the same capacity for the year ending December 31, 2007. Neither the firm nor any of its members has any relationship with us or any of our affiliates except in the firm's capacity as our auditor.

A representative of Deloitte & Touche LLP is expected to be present at the annual meeting and will have the opportunity to make statements if he or she so desires and respond to appropriate questions from the stockholders.

In the event that the stockholders do not approve the selection of Deloitte & Touche LLP, the appointment of the independent registered public accounting firm will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Volcom and its stockholders.

Recommendation of the board of directors

The Board of Directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP to serve as Volcom's independent registered public accounting firm for the year ending December 31, 2007. Unless authority to do so is withheld, the proxy holders named in each proxy will vote the shares represented thereby FOR the ratification of the appointment of Deloitte & Touche LLP.

OTHER MATTERS

We know of no other matters that will be presented for consideration at the annual meeting. If any other business properly comes before the annual meeting, it is the intention of the proxy holders to vote the shares they represent as the board of directors may recommend. Discretionary authority with respect to such other business is expressly granted by the completion of the enclosed proxy card or voting instruction form. The proxy holders shall vote at their discretion on any procedural matters that may come before the meeting.

CORPORATE GOVERNANCE

Board Meetings

The board of directors held five meetings and met in three executive sessions during the year ended December 31, 2006. Each of our directors attended or participated in at least 75% of the aggregate number of meetings of the board of directors that took place when such director was a member of the board of directors. Each director attended at least 75% of the aggregate number of meetings of those committees of the board of directors on which such person served, which were held during such period, except that Mr. Wulff did not attend the one meeting held by the Nominating and Corporate Governance Committee. Each board member is expected to attend the annual meeting of stockholders; provided, however, that members may attend such annual meeting by telephone if necessary to mitigate conflicts. Each board member attended the 2006 annual meeting of stockholders.

Stockholder Communications with the Board of Directors

Any stockholder who desires to contact the Chairman of the Nominating and Corporate Governance Committee or any member of the board of directors may do so by writing to the Volcom, Inc. Board of Directors, Attn: General Counsel, 1740 Monrovia Avenue, Costa Mesa, CA 92627. Communications received will be distributed by our General Counsel to the Chairman of the Nominating and Corporate Governance Committee or such other member or members of the board of directors as deemed appropriate by our General Counsel, depending on the facts and circumstances outlined in the communication received. For example, if any complaints regarding accounting, internal accounting controls or auditing matters are received, they will be forwarded by our General Counsel to the Chairperson of the Audit Committee for review.

Independence of the Board of Directors

After review of all the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined that all but two of our directors, René Woolcott and Richard Woolcott, are independent directors under the applicable listing standards of NASDAQ and the rules of the U.S. Securities and Exchange Commission, or the SEC. These independent directors are Messrs. Ingram, Palma, Tyson, Womack and Wulff. In making its independence determinations, the board has concluded that none of these members has a relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our President and Chief Executive Officer, Richard Woolcott, is the son of our Chairman, René Woolcott. There are no other familial relationships between our executive officers and our directors.

Committees of the Board of Directors

We have a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available on our website, www.volcom.com, under the Investor Relations section. The inclusion of our website address in this proxy statement does not include or incorporate by reference the information on our website into this proxy statement.

Audit Committee

Our Audit Committee consists of three directors, Messrs. Tyson (Chairman), Palma and Womack. Each of these directors is independent as defined by the applicable rules of the NASDAQ and SEC. Each member of the Audit Committee meets the financial literacy and experience requirements of the applicable SEC and NASDAQ rules. Mr. Tyson serves as the chairperson of the Audit Committee and our board of directors has determined that each of Messrs. Tyson and Womack is an "audit committee financial expert" under applicable SEC rules. Our independent auditors and our internal finance personnel regularly meet privately with and have unrestricted access to our Audit Committee. The Audit Committee acts pursuant to an Audit Committee charter intended to satisfy applicable SEC and NASDAQ rules. During fiscal 2006, our Audit Committee met ten times.

Our Audit Committee charter requires that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit Committee are to, among other things:

- evaluate our independent auditors' qualifications, independence and performance;
- determine the engagement and compensation of our independent auditors;
- approve the retention of our independent auditors to perform any proposed, permissible non-audit services;
- monitor the rotation of partners of the independent auditors on our engagement team as required;
- review our consolidated financial statements;
- meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;
- review on an ongoing basis and approve related party transactions;
- prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and
- discuss, with our management and our independent auditors, the results of our annual audit and the review of our quarterly consolidated financial statements.

Compensation Committee

Our Compensation Committee consists of three directors, Messrs. Womack (Chairman), Ingram and Wulff. Each of these directors is independent under NASDAQ rules and qualifies as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code, respectively. During fiscal 2006, our Compensation Committee met four times.

We have adopted a Compensation Committee charter, which outlines the Compensation Committee's primary duties to include, among other things:

- establishing overall employee compensation policies and recommending to our board of directors major compensation programs;
- reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;
- administering our various employee benefit, pension and equity incentive programs;
- reviewing executive officer and director indemnification and insurance matters;
- managing and reviewing any employee loans; and
- preparing an Annual Report on executive compensation for inclusion in our proxy statement.

The Compensation Committee was established upon our initial public offering in June 2005. Prior to June 2005, we did not have a formal compensation committee or other board committee performing equivalent functions and executive compensation decisions were made by the board of directors with input from senior management. During the first quarter of each year, the Compensation Committee generally reviews and approves the bonus plan and salaries for the upcoming year for the each of the corporate officers who has a base salary in excess of $150,000, the Chief Financial Officer, the Chief Operating Officer and the Chief Executive Officer. The Compensation Committee does not delegate its authority to other persons. The Compensation Committee does not currently use the services of a compensation consultant.

Executive Compensation. Except for the Chief Executive officer's compensation, compensation of executives is recommended to the Compensation Committee by the Chief Executive Officer based upon internal benchmarking done by Volcom, competitive factors and on Volcom's overall performance. The Chief Executive Officer's compensation is discussed among the Chairman of the Compensation Committee, the Chairman of the board of directors and the Chief Executive Officer. The Chairman of the Compensation Committee then makes a recommendation to the entire Compensation Committee for discussion and approval. Compensation decisions for executives are made by the Compensation Committee after evaluating all components of compensation and assessing total compensation.

Director Compensation. The Company targets director compensation at a level approximately equal to similarly situated companies based on revenue, market capitalization, length of time as a public company and industry. Management makes an initial recommendation to the Compensation Committee for director compensation based upon the benchmarking materials prepared by Volcom. The Compensation Committee then makes a recommendation to the full board of directors for approval of director compensation.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three directors, Messrs. Ingram (Chairman), Palma and Wulff. Each of these directors is independent under NASDAQ rules. During fiscal 2006, our Nominating and Corporate Governance Committee met one time. We have adopted a Nominating and Corporate Governance Committee charter which outlines the Nominating and Corporate Governance Committee's primary duties to include, among other things:

- establishing standards for service on our board of directors and nominating guidelines and principles;
- identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;
- considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;
- establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

- evaluating and reviewing the performance of existing directors; and
- monitoring our corporate governance principles and practices and making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.

Director Candidates

In the event of a vacancy on the board of directors, the process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the board of directors.

In considering whether to recommend any particular candidate for inclusion in the board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Policy and Procedures Regarding the Qualification, Identification, Consideration and Selection of Director Candidates (Including Stockholder Nominees). These criteria include the candidate's independence, knowledge, judgment, diversity, age, skills, education, character, standing in the community and industry and financial background and experience. The committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will best allow the board to fulfill its responsibilities.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials including materials to determine whether the candidate is independent from us, a resume of the candidate, a consent from the candidate and a description of any arrangements or undertakings between the stockholder and the candidate regarding nomination, proof that the stockholder or group of stockholders making the recommendation has beneficially owned our common stock for at least a year as of the date such recommendation is made and such other information as reasonably requested by us, to the Nominating and Corporate Governance Committee, c/o General Counsel, Volcom, 1740 Monrovia Avenue, Costa Mesa, CA 92627. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates recommended by our board or others. If the board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in the proxy card for the next annual meeting.

Code of Ethics and Business Conduct

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, executive officers and directors. Our code of business conduct and ethics is posted on our website, www.volcom.com, under the Investor Relations section. In addition, a copy of the code of business conduct and ethics will be provided without charge upon request to the Corporate Secretary, Volcom, Inc., 1740 Monrovia Avenue, Costa Mesa, California 92627. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above. The inclusion of our website address in this proxy statement does not include or incorporate by reference the information on our website into this proxy statement.

Director Compensation

The table below summarizes the compensation received by our non-employee directors for the year ended December 31, 2006.

Director	Fees Earned or Paid in Cash(1)	Option Awards(2)	All Other Compensation(7)	Total Compensation
René R. Woolcott	$80,958	$0	$0	$80,958
Douglas S. Ingram	$18,504	$0	$0	$18,504
Anthony M. Palma	$16,500	$0	$0	$16,500
Joseph B. Tyson	$20,004	$0	$0	$20,004
Carl W. Womack	$21,004	$0	$0	$21,004
Kevin G. Wulff	$16,500	$0	$0	$16,500

(1) Any member of our board who is also an employee does not receive any additional compensation for serving on our board of directors. Our Chairman, René R. Woolcott, was considered a Volcom employee with a salary of $125,000 through April 2006. In May 2006, he became the non-employee Chairman of Volcom. As of May 2006, René R. Woolcott has not been considered an employee of Volcom and has received an annual retainer of $60,000 per year for his services as Chairman of the board of directors; he does not receive any equity awards. In 2006, $36,458 of his fees earned were as an employee of Volcom and $44,500 of his fees earned were board fees for his service as the non-employee Chairman of the board of directors. Our other non-employee directors receive an annual retainer of $30,000, effective January 1, 2007, payable in monthly installments. An additional annual retainer of $5,000 is paid to the Audit Committee Chairperson and an additional annual retainer of $2,000 is paid to each other committee chairperson. Moving forward, annual service for this purpose relates to the approximate 12-month period between annual meetings of our stockholders. A prorated annual retainer is paid to any person who becomes a committee chair on a date other than the date of the annual meeting of our stockholders. Our Board members are expected to attend each meeting of the board of directors and their respective committee meetings and so we do not pay a per-meeting attendance fee. We reimburse Board members for reasonable travel expenses in connection with attending Board and committee meetings.

(2) Each of our non-employee directors received an initial option to purchase 5,000 shares of our common stock on the closing of our initial public offering on June 29, 2005, 100% of which vested on December 15, 2005 (René R. Woolcott was considered an employee at this time and did not receive this initial option grant). Effective at the 2007 Annual Meeting of Stockholders, each non-employee director is entitled to receive an annual option to purchase 2,000 shares of our common stock on the date of the annual meeting, which option vests in full on the first anniversary of the date of grant. All options are granted with an exercise price equal to the closing sale price on the date of grant, have a ten year term and their vesting is conditioned upon continued service on the board through the vesting date.

(3) As of December 31, 2006, each non-employee director, other than René Woolcott, held 5,000 fully-vested options. René Woolcott does not hold any options to purchase our common stock.

FEES PAID TO DELOITTE & TOUCHE LLP

The following table presents the aggregate fees billed for the indicated services performed by Deloitte & Touche LLP during the years ended December 31, 2005 and December 31, 2006.

	2005	2006
Audit Fees	$507,740	$586,658
Audit-Related Fees	263,866	30,174
Tax Fees	85,988	173,512
All Other Fees	0	0
Total Fees	$857,594	$790,344

Audit Fees Audit Fees consist of fees billed by Deloitte & Touche LLP for professional services rendered in connection with the audit of our annual consolidated financial statements for 2006 and 2005, the audit of our internal control over financial reporting, the review of interim consolidated financial statements included in our quarterly reports on Form 10-Q and other regulatory filings, including our 401(k) plan audit.

Audit-Related Fees. Audit-Related Fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of our consolidated financial statements but are not reported under "Audit Fees." Such fees include, among other things, initial public offering and secondary offering filings, acquisition-related work and certain consultations concerning financial accounting and reporting standards.

Tax Fees. Tax Fees consist of professional services for tax compliance and strategy activities, including the preparation of federal and state tax returns and related compliance matters.

All Other Fees. There were no fees billed by Deloitte & Touche LLP for other services in 2006 or 2005.

In considering the nature of the services provided by Deloitte & Touche LLP, the Audit Committee determined that such services are compatible with the provision of independent audit services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for reviewing the terms of the proposed engagement of the independent registered public accounting firm for audit or permissible non-audit services and for pre-approving all such engagements. Any proposed services exceeding $5,000 require specific pre-approval by the Audit Committee. Services below $5,000 must be of the types specifically pre-approved by the Audit Committee and the Audit Committee is informed of all engagements of our independent registered public accounting firm. In providing any pre-approval, the Audit Committee considers whether the services to be approved are consistent with the SEC's rules on auditor independence. In fiscal year 2006, all of the fees paid to our independent registered public accounting firm were pre-approved by the Audit Committee pursuant to our policy.

OWNERSHIP OF SECURITIES

The following table sets forth as of March 16, 2007 the number and percentage of the outstanding shares of Volcom common stock which, according to the information supplied to us, are beneficially owned by (i) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common stock, (ii) each person who is currently a member of our board of directors or is a nominee for election to our board of directors, (iii) each named executive officer in the Summary Compensation Table that appears below and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership is based on 24,367,920 shares of common stock beneficially owned on March 16, 2007. The number of shares of common stock outstanding used in calculating the percentage for each listed person and entity (and for all executive officers and directors as a group) includes common stock underlying options held by that person or entity (or by all executive officers and directors as a group, as the case may be) that are exercisable within 60 days of March 16, 2007, but excludes common stock underlying options held by any other person or entity. We do not currently permit pledges of our securities by Section 16 persons.

Name and Address	Volcom Common Stock Owned (#)	Rights to Acquire Volcom Common Stock(#)(1)	Total Beneficial Ownership of Volcom Common Stock(#)	Percentage of Common Stock Beneficially Owned
5% Holders Not Listed Below:				
Kwock Family Trust(2)	2,575,837	0	2,575,837	10.6%
Directors:				
René R. Woolcott	2,656,788	0	2,656,788	10.9%
Richard R. Woolcott(3)	3,770,932	0	3,770,932	15.5%
Douglas S. Ingram	2,500	5,000	7,500	*
Anthony M. Palma	0	5,000	5,000	*
Joseph B. Tyson	0	5,000	5,000	*
Carl W. Womack	10,000	5,000	15,000	*
Kevin G. Wulff	620	5,000	5,620	*
Named Executive Officers:				
Douglas P. Collier(4)	396,824	0	396,824	1.6%
Jason W. Steris	100,000	0	100,000	*
Tom D. Ruiz(5)	41,957	23,000	64,957	*
Troy C. Eckert	119,872	0	119,872	*
All executive officers and directors as a group (13 persons)	7,100,673	57,000	7,157,673	29.4%

* Represents less than 1%

(1) Represents shares of common stock that the holder may acquire upon exercise of currently vested options or options that will become vested within 60 days after March 16, 2007.

(2) This information is based on a Schedule 13G filed by the Kwock Family Trust with the SEC on February 12, 2007. Such shares were previously held by the Malcolm Trust. Stephanie Kwock, as the settlor of the Malcolm Trust, revoked the Malcolm Trust and transferred these shares to the Kwock Family Trust on March 10, 2006. Stephanie Kwock and, her husband, Daniel Kwock are the trustees, trustors and beneficiaries of the Kwock Family Trust, each with the unilateral power to revoke the trust. As trustees, each of Stephanie and Daniel Kwock is deemed to have shared voting and investment power with respect to the shares held by the Kwock Family Trust. The address for the Kwock Family Trust is 411 East Carrillo, Santa Barbara, California 93101.

(3) Mr. Richard Woolcott is also a Named Executive Officer.

(4) Represents shares held by The Collier Family Trust. Douglas Collier is the Co-Trustee of The Collier Family Trust, and exercises sole voting and dispositive power with respect to these shares.

(5) Represents shares held by The Ruiz Family Trust. Tom Ruiz is the Co-Trustee of The Ruiz Family Trust, and exercises sole voting and dispositive power with respect to these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our board of directors, our executive officers and persons who beneficially own more than 10% of Volcom's outstanding common stock are subject to the requirements of Section 16(a) of the Exchange Act, which requires them to file reports with the SEC with respect to their ownership and changes in their ownership of common stock and other derivative Volcom securities. Based upon (i) the copies of Section 16(a) reports that we received from such persons for their transactions in 2006 in Volcom securities and their holdings of Volcom securities, and (ii) the written representations received from one or more of such persons that no unfiled annual Form 5 reports were required to be filed by them for 2006, we believe that all reporting requirements under Section 16(a) for such year were met in a timely manner by our directors, executive officers and beneficial owners of greater than 10% of our common stock, except that the Kwock Family Trust was late filing one report concerning an exempt transaction in December 2006.

VOLCOM EXECUTIVE OFFICERS

The following table sets forth, as of March 16, 2007, our executive officers.

Richard R. Woolcott, 41, serves as our President, Chief Executive Officer and Director. His biography is contained in the section of this proxy statement entitled "Election of Directors."

Douglas P. Collier, 44, has served as our Chief Financial Officer and Secretary since 1994. He has also served as our Treasurer since April 2005. From 1991 to 1994, Mr. Collier served as Controller at Mary Tyler Moore Studios. Mr. Collier was a Senior Tax Specialist with KPMG from 1987 to 1990. Mr. Collier is a licensed Certified Public Accountant. He earned a B.S. in Business Administration and an M.S. in Accounting from San Diego State University.

Jason W. Steris, 37, Jason has served as our Chief Operating Officer since 1998. From 1995 to 1998, he served as our National Sales Manager and from 1993 to 1995 he served as our Southern California Sales Representative. Prior to Mr. Steris joining us in 1993, he worked in action sports retail for eight years with Laguna Surf & Sport in various positions, including store manager and buyer.

Tom D. Ruiz, 46, has served as our Vice President of Sales since 1998. Prior to joining us, Mr. Ruiz was the Vice President of Sales and Marketing for Yaga Clothing from 1994 to 1998. From 1990 to 1994, he was owner and President of Bleick Jeans. Prior to forming Bleick Jeans, he held numerous sales positions with Quiksilver, Inc. from 1984 to 1990. Mr. Ruiz has served as a member of the board of directors of the Surf Industry Manufacturers Association since 2005.

Troy C. Eckert, 34, was the third person to join us and has served as our Vice President of Marketing since January 2001. Prior to January 2001, he held the position of Marketing Director since 1994. Mr. Eckert joined us in 1991 as our main team rider and as a marketing assistant. In addition to his overall marketing duties, Mr. Eckert is charged with developing our skateboarding, snowboarding and surfing teams, our special events programs and co-developing Veeco Productions. He is a world class surfer and a three-time champion of the H2O Winter Classic combined surf/snow competition.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Compensation Policy. Volcom is guided by the following key principles in determining total compensation and the combination of the elements of total compensation for executive management:

1. Competition. Compensation should reflect the competition in the marketplace so that Volcom can attract, retain and motivate talented executives to ensure Volcom's long-term success.

2. Accountability for Business Performance. Compensation should be partly tied to Volcom's financial performance so that executives are held accountable through their compensation for Volcom's performance.

3. Accountability for Individual Performance. Compensation should be oftentimes tied to the individual's performance to encourage and reflect contributions to Volcom's performance, which may not be fully evident in our overall performance. When reviewing individual performance the Compensation Committee looks at levels of responsibility, specific accomplishments, prior experience and breadth of knowledge.

4. Alignment with Stockholder Interests. The interests of management and stockholders should be aligned. The Compensation Committee believes that these interests are best aligned through rewarding executives for Volcom performance and judging Volcom's performance against its competition.

Determination of Compensation. The Compensation Committee reviews the compensation, including prior equity awards, of each executive officer of Volcom from the past year when setting compensation for the current year. The Compensation Committee reviews the following benchmarking data when setting each element of executive compensation: (i) competitors in the action sports apparel market; (ii) similarly sized apparel companies based on geography, revenue, earnings and market capitalization; and (iii) similarly sized companies in other industries based on geography, revenue, earnings and market capitalization. Companies reviewed for benchmarking purposes in 2007 included the following: Quiksilver, Billabong, Oakley, Sketchers, Guess?, Ashworth, Columbia, Hampshire, Kenneth Cole, Cutter & Buck, Oxford Industries, Kellwood, Big Dog, Hot Topic, Jos A. Bank, Under Armour, Zumiez, Trizetto Group and Epicor Software. Based upon the benchmarking data, the Chief Executive Officer and Chairman recommend to the Compensation Committee each executive's compensation other than the compensation of the Chief Executive Officer. The Chief Executive Officer's compensation is recommended to the Chairman of the Compensation Committee by the Chairman of the board of directors after consultation with the Chief Executive Officer. The full Committee then discusses and approves the Chief Executive's compensation.

Elements and Composition of Total Executive Officer Compensation. The Compensation Committee applies the following guiding philosophical principles in developing and establishing the elements of Volcom's executive management compensation program and in determining the compensation for each executive. Volcom's executive compensation program is designed to provide a balanced mix of pay that incorporates the following key components:

1. Annual Base Cash Compensation. Base salary is targeted at the 50th percentile level of comparable apparel/action sports companies. In February 2006, base salaries were increased significantly from $175,000 to $300,000 for Messrs. Collier, Steris and Ruiz and from $150,000 to $225,000 for Mr. Eckert to reflect the increased responsibility associated with our being a public company, decreased bonus potential in the 2006 Cash Bonus Plan for the 2005 bonuses paid, and market base salaries for similarly sized public companies in the apparel and action sports industry. Mr. Woolcott's 2005 salary and bonus potential were set prior to the establishment of the Compensation Committee. Mr. Woolcott's base salary was $220,000 in 2005. The Compensation Committee increased Mr. Woolcott's base salary for 2006 to $375,000 to better align Mr. Woolcott's salary with other public company chief executive officers in the apparel and action sports industry, to recognize the responsibilities associated with leading a public company and to compensate him for a decreased bonus potential compared to when the Company was private.

   In January 2007, base salaries were increased from $300,000 to $320,000, an approximate 6.7% increase, for Messrs. Collier, Steris and Ruiz and from $225,000 to $250,000, an approximate 11% increase, for Mr. Eckert to reflect market base salaries for similarly sized public companies in the apparel and action sports industry. In

February 2007, Mr. Eckert's salary was increased to $320,000 effective July 1, 2007 to reflect Mr. Eckert's continuing contributions to Volcom. Annual base compensation is generally determined based on the application of compensation benchmarking, prior-year Volcom performance, and the current year Volcom performance outlook. Volcom prefers to review benchmarking data, prior year performance and forecasted outlook when determining base compensation rather than relying upon a formulaic percentage increase over the prior year.

2. Annual Cash Bonus. Executive bonuses are targeted at a level that would allow total compensation (including base salary, cash bonus and the value of long-term equity incentive compensation) to be between the 50th and 75th percentile of total compensation for comparable companies, such as those used in the benchmarking studies.

The 2006 Cash Bonus Plan is designed to reward executive and senior management-level employees for primarily Company performance, and to a lesser extent individual performance. A total of ten employees participate in the plan. The total potential bonus for any individual is between 50% and 75% of that person's base salary, based on position, as set forth in the table below for our named executive officers. The Compensation Committee designed this program to ensure that increasing portions of compensation are "at risk" depending upon Company performance for those members of executive and senior management with the greatest influence on corporate results. Cash bonuses under the plan were paid after the end of the fiscal year, in a lump sum to those officers employed by the Company at December 31, 2006.

Named Executive Officer	Bonus Potential as a Percentage of Salary	Bonus Potential Based on Individual Goals	Bonus Potential Based on Corporate Goals	Total Bonus Potential
Mr. Woolcott	75%	0	100%	$281,250
Mr. Collier	75%	0	100%	$225,000
Mr. Steris	75%	0	100%	$225,000
Mr. Ruiz	N/A	100%	N/A	$290,000*
Mr. Eckert	75%	50%	50%	$112,500

Volcom Performance Component. The portion of the bonuses, based on Volcom performance, was measured against pre-determined performance thresholds for our earnings per share, as described below:

Percentage of Bonus Potential	Consolidated 2006 Diluted Earnings Per Share
100%	$1.13 or higher
80%	$1.10-$1.12
60%	$1.07-$1.09
40%	$1.05-$1.06
20%	$1.03-$1.04
0%	$1.02 or less

One hundred percent of the Volcom performance bonus potential was awarded to each of the Named Executive Officers in February 2007.

Individual Performance Component. Individual performance bonuses were measured against pre-determined objectives that reflect what each executive or senior member of management must do in order for Volcom to meet its short-and long-term business goals. Individual objectives vary in detail and subject matter based on the officer's department. Typical objectives include achieving sales, financial, profit margin and development objectives; executing strategic transactions; increasing productivity and operating measures and identifying and implementing cost reduction and efficiency measures. For fiscal 2006, Mr. Eckert's individual performance measures were for certain defined marketing goals. Mr. Eckert was awarded his full bonus in February 2007 for his 2006 individual performance.

Ruiz Bonus. Mr. Ruiz's 2006 bonus was tied to achieving certain pre-determined product sales targets and achieving certain pre-determined margin targets, as set forth in the table below (excludes royalty payments):

Sales Growth Target %*	Bonus	Product Margin %	Bonus
0-15%	$0	48.0%	$65,000
15-18%	45,000	48.5%	75,000
18-20%	70,000	49.0%	90,000
20-25%	85,000	49.5%	105,000
25-30%	125,000	50.0%	115,000
30%	165,000	50.5%	125,000

* The Sales Growth Target Percentage is paid at a rate of 0.5% for all product sales by Volcom in excess of $170 million. Mr. Ruiz's Sales Growth Target Bonus could have exceeded $165,000 had Volcom exceeded 30% growth in product sales, in which case Mr. Ruiz's total bonus could have exceeded $290,000.

In February 2007, Mr. Ruiz was awarded a bonus of $245,928 based on the criteria described above.

At the end of the fiscal year the Compensation Committee meets to review and certify fiscal performance and individual performance. The Compensation Committee retains the discretion to award bonuses if the performance goals are not met and to provide additional compensation if the goals are exceeded. Historically, the Compensation Committee has not exercised this discretion.

3. Long-Term Equity and Cash Incentive Compensation. To date, long-term equity and cash incentive compensation has not played a significant roll in total compensation and is reserved for rewarding the performance of individual executives that have shown significant contributions to Volcom's performance, for members of executive management who significantly exceed their individual goals and contribute their time and efforts well above that expected of their position or for executives that do not have a significant ownership interest Volcom.

The grant of long-term equity incentive compensation (including stock options and restricted stock) is considered by the Compensation Committee on a case-by-case basis. The Compensation Committee does not currently view long-term incentive compensation as a meaningful component of total executive compensation and desires to minimize stockholder dilution. Most of the current members of senior management have considerable ownership in Volcom, which ownership the Compensation Committee believes sufficiently aligns the current executive team's interests with the interests of Volcom's stockholders. The Compensation Committee did not grant any long-term equity or cash incentive compensation during 2006 to any named executive officers. All equity grants require the approval of the Compensation Committee.

4. Other Elements of Total Compensation. Volcom does not offer its executives any type of non qualified deferred compensation, defined contribution plan, or defined benefit plan, nor do we have any severance or change in control arrangements with any executive officer. We do provide a 401(k) for all employees, including executives, with Volcom matching up to six percent of the contribution limit.

Our Chief Executive Officer receives an automobile allowance of $21,400 per year, which amount we believe is sufficient to provide for the lease of an automobile and all insurance, repair and fuel costs. No other executive of Volcom receives any perquisites that are not available to all employees of Volcom.

5. Policies with Respect to Security Ownership Requirements. Volcom does not have a policy with respect to security ownership; most of the current members of senior management have considerable ownership in Volcom, which ownership the Compensation Committee believes sufficiently aligns the current executive team's interests with the interests of Volcom's stockholders. Volcom does not currently permit executives to hedge their position in Volcom stock.

6. Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the tax deductibility by a company of annual compensation in excess of $1,000,000 paid to the chief executive officer and any of its four other most highly compensated executive officers. However, certain performance-based compensation is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board

of directors committee that establishes such goals consists only of "outside directors." Additionally, stock options will qualify for the performance-based exception where, among other requirements, the exercise price of the option is not less than the fair market value of the stock on the date of grant, and the plan includes a per-executive limitation on the number of shares for which options may be granted during a specified period.

All members of the Compensation Committee qualify as outside directors under Section 162(m). The 2005 Incentive Award Plan, approved by Volcom stockholders in June 2005, was designed to meet the performance-based criteria of Section 162(m) of the Internal Revenue Code of 1986, as amended. Any stock option grants are expected to qualify as performance-based compensation. Our 2006 Cash Bonus Plan is designed with the intent to meet the performance-based criteria of Section 162(m) of the Internal Revenue Code of 1986, as amended. While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy. The Compensation Committee will consider ways to maximize the deductibility of executive compensation, while retaining the discretion the Compensation Committee deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. However, from time to time the Compensation Committee may award compensation which is not fully deductible if the Compensation Committee determines that such award is consistent with its philosophy and is in the best interests of Volcom and its stockholders.

Summary Compensation Table

The following table shows the compensation awarded, paid to, or earned by our Chief Executive Officer, our Vice President, Finance and three other executive officer whose total compensation exceeded $100,000 in fiscal year 2006 for services rendered in all capacities to us and our subsidiaries for the year ended December 31, 2006:

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total Compensation
Richard R. Woolcott, President and Chief Executive Officer	2006	$375,000	0	0	$281,500	$22,300	$657,400
Douglas P. Collier, Chief Financial Officer, Secretary and Treasurer	2006	$300,000	0	0	$225,000	$ 900	$525,900
Jason W. Steris, Chief Operating Officer	2006	$300,000	0	0	$225,000	$ 900	$525,900
Tom D. Ruiz, Vice President of Sales	2006	$300,000	0	$42,964	$245,928	$ 900	$589,792
Troy C. Eckert, Vice President of Marketing	2006	$225,000	$56,250	0	$ 56,250	$ 840	$338,340

(1) The amounts shown represent the compensation cost recognized by us in fiscal 2006 related to the grant of 50,000 options granted on June 29, 2005 to Mr. Ruiz. For a discussion of valuation assumptions, see Note 10 to our 2006 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(2) Represents cash awards payable under the 2006 Cash Bonus Plan. The total potential bonus is between 50% and 75% of the officer's base salary based on position. The bonus payable to each of Messrs. Woolcott, Collier and Steris is based 100% on the Company's actual earnings per share against pre-established targets. Since we exceeded the fiscal 2006 earnings per share maximum target of $1.13, these named executive officers received 100% of their bonus potential for fiscal 2006. Mr. Eckert's bonus is payable 50% based on our earnings per share against pre-established targets (as discussed above) and disclosed under "Non-Equity Incentive Plan Compensation", and 50% based on individual performance against pre-established marketing targets and disclosed under "Bonus." Mr. Eckert received 100% of his bonus potential based on us exceeding the fiscal 2006 earnings per share target and his pre-determined marketing goals. Mr. Ruiz's bonus is payable approximately 57% based on achieving certain pre-determined sales targets and approximately 43% based on

achieving certain pre-determined gross margin targets. See "Compensation Discussion and Analysis" and "Grant of Plan Based Awards" for a more complete description of the 2006 Cash Bonus Plan.

(3) The amounts shown consist of amounts received by the named executive officers in the form of 401(k) matching contributions and an automobile allowance for Richard Woolcott as follows:

Named Executive Officer	Year	Auto	401(k) contribution
Richard R. Woolcott	2006	$21,400	$900
Douglas P. Collier	2006	0	$900
Jason W. Steris	2006	0	$900
Tom D. Ruiz	2006	0	$900
Troy C. Eckert	2006	0	$840

Grants of Plan-Based Awards

Name	Grant Date	Potential Payouts Under Non-Equity Incentive Plan Awards(1) Threshold	Target	Max.
Richard R. Woolcott	2/9/2006	$ 56,250	$281,250	$281,250
Douglas P. Collier	2/9/2006	$ 45,000	$225,000	$225,000
Jason W. Steris	2/9/2006	$ 45,000	$225,000	$225,000
Tom D. Ruiz	2/9/2006	$110,000	$290,000	$290,000
Troy C. Eckert	2/9/2006	$ 11,250	$ 56,250	$ 56,250

(1) The 2006 Cash Bonus Plan is designed to reward executive and senior management-level employees for both their (i) individual performance and (ii) for the Company's performance. The total potential bonus is between 50% and 75% of the officer's base salary based on position. Bonuses are payable to Messrs. Woolcott, Collier and Steris based solely on the Company's performance against targeted earnings per share for fiscal 2006 of $1.13, with 100% of the maximum bonus payable if the targeted earnings per share are achieved, and a pro rata portion of the maximum bonus payable if less than targeted earnings per share are achieved, based on 20% increments of target. Thus, the threshold payment is 20% of the maximum bonus payable if our actual earnings per share is $1.03 or greater. No bonus is payable if earnings per share is $1.02 or less. Mr. Eckert's bonus is payable 50% based on earning per share performance, as described above, and 50% for individual performance for certain pre-determined marketing goals. Mr. Ruiz's bonus was tied to achieving certain pre-determined sales targets and achieving certain pre-determined gross margin targets. Mr. Ruiz's maximum could have exceeded $290,000 had we exceeded 30% product sales growth. See "Compensation Discussion and Analysis" for a more complete description of the 2006 Cash Bonus Plan. See the "Summary Compensation Table" for the actual awards paid under the 2006 Cash Bonus Plan based on fiscal 2006 performance.

Outstanding Equity Awards

The following table sets forth summary information regarding the outstanding equity awards held by each of our named executive officers at December 31, 2006:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Tom D. Ruiz	30,000	20,000(1)	$19.00	6/29/2010

(1) These options vest in equal annual increments of 20% on the anniversary of the grant date of June 29, 2005, subject to continued employment on such date.

Stock Exercises and Vesting

None of our named executive officers exercised any options during fiscal 2006. None of our named executive officers holds any shares of restricted stock or any other stock awards subject to vesting requirements.

Potential Payments Upon Termination or Change-in-Control

We do not currently have written employment agreements with any of our named executive officers, nor do we have any other arrangements, agreements or understanding providing benefits to any of our named executive officers with any payments or benefits upon termination of employment or a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the current members of our Compensation Committee has, at any time, been one of our executive officers or employees or an executive officer or employee of our subsidiary. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our 2006 Annual Report on Form 10-K and in this proxy statement for the 2007 annual meeting of stockholders.

Submitted by the Compensation Committee of Volcom's board of directors:

Carl W. Womack (Chair)
Douglas S. Ingram
Kevin G. Wulff

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to Volcom's audited financial statements for the year ended December 31, 2006 and the notes thereto.

Review with Management. The Audit Committee has reviewed and discussed Volcom's audited financial statements with management.

Review and Discussions with Independent Accountants. The Audit Committee has discussed with Deloitte & Touche LLP, Volcom's independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of Volcom's financial statements.

The Audit Committee has also received written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from Volcom and its related entities) and has discussed with Deloitte & Touche LLP their independence from Volcom.

Conclusion. Based on the review and discussions referred to above, the Audit Committee recommended to the board of directors that Volcom's audited financial statements be included in Volcom's Annual Report on Form 10-K for the year ended December 31, 2006.

Submitted by the Audit Committee of the board of directors:

Joseph B. Tyson (Chair)
Anthony M. Palma
Carl W. Womack

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by the Company under those statutes, the preceding Compensation Committee Report and the Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will such report be incorporated by reference into any future filings made by the Company under those statutes.

RELATED PARTY TRANSACTIONS

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Although we have not entered into any financial transactions with any immediate family member of a director or executive officer of our company, if we were to do so, any such material financial transaction would need to be approved by our Audit Committee prior to our company entering into such transaction. A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies that we had a material relationship with during that year, if any. No reportable transactions occurred during fiscal 2006.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as executive officers or directors.

OTHER INFORMATION

2006 Annual Report to Stockholders

A copy of our 2006 Annual Report to Stockholders has been mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. The 2006 Annual Report to Stockholders is not incorporated into this proxy statement and is not considered proxy solicitation material.

Form 10-K for Year Ended December 31, 2006

On March 14, 2007 we filed with the SEC an Annual Report on Form 10-K for the year ended December 31, 2006. The Form 10-K has been reprinted as part of our 2006 Annual Report to Stockholders. Stockholders may also obtain a copy of the Form 10-K and any of our other SEC reports, free of charge, from the SEC's website at www.sec.gov or from our website at www.volcom.com, or by writing to Investor Relations, Volcom, Inc., 1740 Monrovia Avenue, Costa Mesa, California 92627. The Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy solicitation material. Information contained on our website, other than this proxy statement, is not part of the proxy solicitation material and is not incorporated by reference herein.

By Order of the board of directors,

Douglas P. Collier
Chief Financial Officer, Secretary and Treasurer

Costa Mesa, California
March 30, 2007

Can I change my vote after I have voted?

Any stockholder has the power to revoke his or her proxy at any time before it is voted. A proxy may be revoked by a stockholder of record by delivering a written notice of revocation to our Corporate Secretary, by presenting a later-dated proxy executed by the person who executed the prior proxy, or by attendance at the annual meeting and voting in person by the person who executed the proxy. Attendance at the annual meeting will not, by itself, revoke a proxy. If your shares are held in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other record holder. Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the annual meeting, your vote in person at the annual meeting will not be effective unless you present a proxy, issued in your name from the record holder, your broker.

How and when may I submit a stockholder proposal for the 2008 annual meeting of Stockholders?

In the event that a stockholder desires to have a proposal considered for presentation at the 2008 annual meeting of stockholders, and included in our proxy statement and form of proxy card used in connection with such meeting, the proposal must be forwarded, in writing, to Volcom's Corporate Secretary so that it is received no later than December 1, 2007. Any such proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

If a stockholder, rather than including a proposal in the proxy statement as discussed above, commences his or her own proxy solicitation for the 2008 annual meeting of stockholders or seeks to propose business for consideration at that meeting, we must receive notice of such proposal not less than 90 nor more than 120 days prior to the meeting. If the notice is not received on or before February 8, 2008, it will be considered untimely pursuant to the advance notice provisions of our Bylaws and Rule 14a-4(c)(1) promulgated under the Exchange Act, and the proxy holders designated by Volcom will have discretionary voting authority under proxies solicited for the 2008 annual meeting of stockholders with respect to such proposal, if properly presented at the meeting.

Please address any stockholder proposals or notices of proposals to our Corporate Secretary at Volcom, Inc., 1740 Monrovia Avenue, Costa Mesa, California 92627.

Can I sign up to access future stockholder communications electronically?

While we do not currently provide access to future stockholder communications electronically, we expect to be doing so in the future.

Who will bear the cost of soliciting proxies?

Volcom will bear the entire cost of the solicitation of proxies for the annual meeting, including the preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to the beneficial owners. We may reimburse such persons for their reasonable expenses in forwarding solicitation materials to beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by personal contact, telephone, facsimile, email or any other means by directors, officers or employees of Volcom. No additional compensation will be paid to those individuals for any such services.

This proxy statement is being mailed to our stockholders on or about March 30, 2007.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our stockholders are being asked to elect seven directors for the ensuing year or until the election and qualification of their respective successors. Directors are elected at each annual meeting of stockholders and hold office until their successors are duly elected and qualified at the next annual meeting of stockholders. Our bylaws provide that our board of directors shall consist of between two and nine members, with the exact number of directors to be determined by resolution of the board of directors. Pursuant to a resolution adopted by a majority of the authorized number of directors, the authorized number of members of the board of directors has been set at seven.

Based upon the recommendation of the Nominating and Corporate Governance Committee, the following persons have been nominated for re-election to the board of directors at this 2007 annual meeting of stockholders. The following biographies set forth information as of March 16, 2007 concerning the nominees for directors.

Name, Age, Principal Occupation or Position and Directorships of Other Publicly Owned Companies

Richard R. Woolcott, 41, founded Volcom in 1991 and has served as a director and our President and Chief Executive Officer since our inception. Mr. Woolcott also served as our Chairman from inception until July 2000. From 1989 until 1991, he worked in the marketing and promotions department of Quiksilver, Inc., a New York Stock Exchange, or NYSE, listed action sports company. From 1981 to 1989, he was a sponsored athlete for Quiksilver. Mr. Woolcott was inducted into the National Scholastic Surfing Association Hall of Fame in 2004 and was named the Surf Industry Manufacturers Association Individual Achiever of the Year in 2003. Mr. Woolcott was a member of the National Scholastic Surfing Association National Team from 1982 through 1985 and was selected as a member of the United States Surfing Team in 1984. He earned a B.S. in Business Administration from Pepperdine University.

René R. Woolcott, 75, has served on our board of directors since our inception in 1991 and has served as our Chairman since July 2000. From 1985 to the present, Mr. Woolcott has served as Chairman and President of Clarendon House Advisors, Ltd., a privately owned investment company. From 1976 to 1985, he was Chairman and Chief Executive Officer of Aronson Woolcott & Co., member of the New York Stock Exchange specializing in institutional equity research. From 1973 to 1976, he was President and Chief Executive Officer of Diebold Venture Capital. From 1965 to 1973, he acquired control of Pacific Clay Products, a manufacturer of industrial clay building products, and created its parent, Pacific Holding Corp., where he was Chairman and Chief Executive Officer. Mr. Woolcott holds a B.S. *summa cum laude* from New York University and an M.B.A. from Harvard University.

Douglas S. Ingram, 44, has served on our board of directors since June 2005. Mr. Ingram has been the Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of Allergan, Inc., a NYSE-listed specialty pharmaceutical company, since October 2006. Prior to that, Mr. Ingram served as Executive Vice President, General Counsel, Secretary and Chief Ethics Officer of Allergan, Inc. Prior to that, Mr. Ingram served as Allergan's Corporate Vice President, General Counsel, Secretary and Chief Ethics Officer since July 2001. Prior to that, he was Allergan's Senior Vice President and General Counsel since January 2001, and Assistant Secretary since November 1998. Prior to that, Mr. Ingram was Allergan's Associate General Counsel from August 1998, Assistant General Counsel from January 1998 and Senior Attorney and Chief Litigation Counsel from March 1996. Prior to joining Allergan, Mr. Ingram was, from August 1988 to March 1996, an attorney with the law firm of Gibson, Dunn & Crutcher. Mr. Ingram received a B.A. from Arizona State University and a law degree from the University of Arizona.

Anthony M. Palma, 45, has served on our board of directors since June 2005. Mr. Palma has been President and Chief Executive Officer of Easton-Bell Sports, a privately held manufacturer, marketer and distributor of sports equipment, since April 2006. Prior to that, Mr. Palma served as the President and Chief Executive Officer of Easton Sports, Inc., since July 1995. Prior to that, Mr. Palma served as Chief Financial Officer of Easton Sports, Inc. since

VOLCOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2006	2005
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 85,414	$ 71,712
Accounts receivable — net of allowances of $1,323 (2006) and $730 (2005)	34,175	21,408
Inventories	13,185	10,833
Prepaid expenses and other current assets	1,383	1,366
Income taxes receivable	—	479
Deferred income taxes	2,353	1,110
Total current assets	136,510	106,908
Property and equipment — net	11,527	3,467
Investments in unconsolidated investees	298	298
Deferred income taxes	660	—
Intangible assets — net	386	451
Goodwill	158	158
Other assets	209	99
Total assets	$149,748	$111,381
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 8,764	$ 5,779
Accrued expenses and other current liabilities	6,175	2,587
Income taxes payable	424	—
Current portion of capital lease obligations	78	72
Total current liabilities	15,441	8,438
Long-term capital lease obligations	106	183
Other long-term liabilities	204	—
Deferred income taxes	—	80
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, $.001 par value — 60,000,000 shares authorized; 24,295,420 (2006) and 24,214,120 (2005) shares issued and outstanding	24	24
Additional paid-in capital	86,773	84,418
Retained earnings	47,019	18,266
Accumulated other comprehensive income (loss)	181	(28)
Total stockholders' equity	133,997	102,680
Total liabilities and stockholders' equity	$149,748	$111,381

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except share and per share data)		
Revenues:			
Product revenues	$ 201,186	$ 156,716	$ 110,601
Licensing revenues	4,072	3,235	2,574
Total revenues	205,258	159,951	113,175
Cost of goods sold	103,237	78,632	58,205
Gross profit	102,021	81,319	54,970
Selling, general and administrative expenses	58,417	42,939	30,585
Operating income	43,604	38,380	24,385
Other income (expense):			
Interest income (expense), net	3,833	1,036	(6)
Dividend income from cost method investee	3	11	—
Foreign currency gain	233	54	—
Total other income (expense)	4,069	1,101	(6)
Income before provision for income taxes	47,673	39,481	24,379
Provision for income taxes	18,920	10,475	374
Income before equity in earnings of investee	28,753	29,006	24,005
Equity in earnings of investee	—	331	588
Net income	$ 28,753	$ 29,337	$ 24,593
Net income per share:			
Basic	$ 1.19	$ 1.36	$ 1.28
Diluted	$ 1.18	$ 1.34	$ 1.26
Weighted average shares outstanding:			
Basic	24,227,845	21,627,821	19,142,275
Diluted	24,304,627	21,839,626	19,534,945
Pro forma net income data (unaudited):			
Income before provision for income taxes, as reported		$ 39,481	$ 24,379
Pro forma provision for income taxes		16,223	10,178
Pro forma income before equity in earnings of investee		23,258	14,201
Equity in earnings of investee		331	588
Pro forma net income		$ 23,589	$ 14,789
Pro forma net income per share (unaudited):			
Basic		$ 1.09	$ 0.77
Diluted		$ 1.08	$ 0.76
Pro forma weighted average shares outstanding (unaudited):			
Basic		21,627,821	19,142,275
Diluted		21,839,626	19,534,945

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
	Shares	Amount					
			(In thousands, except share data)				
Balance at January 1, 2004	19,054,109	$19	$ 1,045	$ 16,815	$ 165		$ 18,044
Exercise of stock options	116,596	—	5	—	—		5
Stock-based compensation	—	—	31	—	—		31
Distributions	—	—	—	(13,275)	—		(13,275)
Comprehensive income:							
Net income	—	—	—	24,593	—	$24,593	24,593
Foreign currency translation of equity method investee	—	—	—	—	104	104	104
Comprehensive income						$24,697	
Balance at December 31, 2004	19,170,705	$19	$ 1,081	$ 28,133	$ 269		$ 29,502
Initial public offering, net of offering costs	4,640,625	4	80,127	—	—		80,131
Stock-based compensation	—	—	178	—	—		178
Issuance of restricted stock	20,000	—	—	—	—		—
Exercise of stock options	382,790	1	199	—	—		200
Tax benefits related to exercise of stock options	—	—	2,833	—	—		2,833
Distributions	—	—	—	(39,204)	—		(39,204)
Comprehensive income:							
Net income	—	—	—	29,337	—	$29,337	29,337
Foreign currency translation of equity method investee	—	—	—	—	(269)	(269)	(269)
Foreign currency translation adjustment	—	—	—	—	(28)	(28)	(28)
Comprehensive income						$29,040	
Balance at December 31, 2005	24,214,120	$24	$84,418	$ 18,266	$ (28)		$102,680
Stock-based compensation	—	—	812	—	—		812
Issuance of restricted stock	15,000	—	—	—	—		—
Exercise of stock options	66,300	—	1,261	—	—		1,261
Tax benefits related to exercise of stock options	—	—	282	—	—		282
Comprehensive income:							
Net income	—	—	—	28,753	—	$28,753	28,753
Foreign currency translation adjustment	—	—	—	—	209	209	209
Comprehensive income						$28,962	
Balance at December 31, 2006	24,295,420	$24	$86,773	$ 47,019	$ 181		$133,997

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 28,753	$ 29,337	$ 24,593
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,423	623	332
Equity in earnings of investee, net of dividends received	—	(331)	(361)
Provision for doubtful accounts	588	68	67
Loss on disposal of property and equipment	64	30	—
Excess tax benefits related to exercise of stock options	(303)	2,833	—
Stock-based compensation	812	178	31
Deferred income taxes	(1,983)	(1,150)	11
Changes in operating assets and liabilities:			
Accounts receivable	(13,248)	(4,219)	(6,815)
Inventories	(2,335)	(5,025)	(30)
Prepaid expenses and other current assets	12	(867)	(110)
Income taxes receivable/payable	1,186	(479)	(81)
Other assets	(97)	(54)	13
Accounts payable	2,912	799	1,475
Accrued expenses	2,977	1,242	299
Other long-term liabilities	195	—	—
Net cash provided by operating activities	20,956	22,985	19,424
Cash flows from investing activities:			
Purchase of property and equipment	(9,063)	(2,933)	(550)
Proceeds from sale of property and equipment	2	—	—
Proceeds from sale of equity method investee	—	1,391	—
Business acquisition, net of cash acquired	(168)	(1,115)	—
Purchase of additional shares in cost method investee	—	—	(261)
Net cash used in investing activities	(9,229)	(2,657)	(811)
Cash flows from financing activities:			
Proceeds from borrowings on line of credit	—	—	1,401
Payments on line of credit	—	—	(1,401)
Principal payments on capital lease obligations	(71)	(86)	(63)
Proceeds from government grants	210	—	—
Proceeds from initial public offering, net of offering costs	—	80,131	—
Proceeds from the exercise of stock options	1,261	200	5
Excess tax benefits related to exercise of stock options	303	—	—
Distributions to stockholders	—	(39,204)	(13,275)
Net cash provided by (used in) financing activities	1,703	41,041	(13,333)
Effect of exchange rate changes on cash	272	(16)	—
Net increase in cash and cash equivalents	13,702	61,353	5,280
Cash and cash equivalents — Beginning of period	71,712	10,359	5,079
Cash and cash equivalents — End of period	$ 85,414	$ 71,712	$ 10,359
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 14	$ 21	$ 21
Income taxes	19,619	9,274	450

See the accompanying notes to consolidated financial statements.

Supplemental disclosures of noncash investing and financing activities:

During the years ended December 31, 2006, 2005 and 2004, the Company recognized zero, ($102,000) and $104,000, respectively, in foreign currency translation adjustments related to an equity method investee.

During the year ended December 31, 2004, the Company acquired property pursuant to capital lease obligations in the amount of $187,000.

During the year ended December 31, 2005, the Company recognized a deferred tax liability of $111,000 related to goodwill associated with a business acquisition.

1. Organization and Summary of Significant Accounting Policies

Volcom, Inc. and subsidiaries (the "Company" or "Volcom") is a designer, marketer and distributor of young mens and womens clothing, accessories and related products under the Volcom brand name. The Company initially incorporated in the state of California in 1991 as Stone Boardwear, Inc. and has been doing business as Volcom since June 1991. The Company was reincorporated in Delaware in April 2005 and changed its name to Volcom, Inc. The Company is based in Costa Mesa, California, and operates three retail stores located in California.

Volcom Entertainment ("Entertainment"), a wholly-owned subsidiary of the Company, was formed in California in April 1999. Entertainment operates the Company's music label which identifies and signs musical artists and produces and distributes CDs through its existing record retail and online distribution channels.

Volcom International, a wholly-owned subsidiary of the Company, was formed in 2006 and holds the European license for the Company's products. Volcom International distributes Volcom branded products throughout Europe and to Volcom SAS and Welcom Distribution SARL.

Volcom SAS, a wholly-owned subsidiary of Volcom International, was formed in 2006 and distributes Volcom branded products in France. Volcom SAS also provides design and marketing services to Volcom International.

Welcom Distribution SARL, a wholly-owned subsidiary of Volcom International, was acquired in October 2005. Welcom Distribution SARL is the sole distributor of Volcom branded products in Switzerland.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Volcom, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Intercompany profits and losses on transactions with the Company's former equity method investee were eliminated until realized.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Initial Public Offering — On July 6, 2005, the Company announced the completion of its initial public offering of 4,687,500 shares of common stock at a price of $19.00 per share and the simultaneous close of the underwriters' over-allotment option to purchase an additional 703,125 shares of common stock at the initial public offering price. The Company sold 4,187,500 shares in the offering and 453,125 shares pursuant to the underwriters' over-allotment option. Certain selling stockholders of the Company sold the remaining 500,000 shares in the offering and 250,000 shares pursuant to the underwriters' over-allotment option. Upon the closing of the offering, the Company received net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $80.1 million, of which the Company used $20.0 million to distribute its estimated undistributed S corporation earnings to its stockholders of record prior to the initial public offering.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risks — The Company is subject to significant concentrations of credit risk, primarily from its cash and cash equivalents and accounts receivable. The Company invests its cash equivalents with financial institutions with high credit standing. At December 31, 2006 and 2005, the majority of the Company's cash and cash equivalents were held at financial institutions in the United States that are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate approximately $85.3 million (including foreign accounts) as of December 31, 2006.

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness. The Company continually monitors customer collections and maintains an allowance for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. Historically, such credit losses have generally been within the Company's estimates. At December 31, 2006 and 2005, the Company had two customers whose outstanding accounts receivable balance was greater than 10% of the total outstanding accounts receivable. At December 31, 2006 and 2005, approximately 22% and 11% and 21% and 12%, respectively, of the Company's outstanding accounts receivable balance was concentrated among two customers.

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market. The Company regularly reviews inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and net realizable value.

Property and Equipment — The Company's property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from three to thirty years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs on the Company's property and equipment are charged to operations when incurred.

Investments in Unconsolidated Investees — The Company accounts for its investments in unconsolidated investees using the cost method if the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee. The Company assesses such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.

The Company accounts for its investments in unconsolidated investees using the equity method of accounting if the Company has the ability to exercise significant influence over the operating and financial policies of the investee. The Company evaluates such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.

Long-Lived Assets — The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposition of Long-Lived Assets.* In accordance with SFAS No. 144, the Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). Once the carrying amount of a long-lived asset (asset group) is deemed to no longer be recoverable, an impairment loss would be recognized equal to the difference between the current carrying amount and the fair value of the long-lived asset (asset group). The Company determined that there was no impairment loss as of December 31, 2006.

Goodwill and Intangible Assets — The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, *Goodwill and Intangible Assets.* Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually and also in the event of an impairment indicator. As required by SFAS No. 142, the Company evaluates the recoverability of goodwill based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is determined based on estimated future cash flows, discounted at a rate that approximates the Company's cost of capital. Such estimates are subject to change and the Company may be required to recognize an impairment loss in the future. Any impairment losses will be reflected in operating income. The Company determined that there was no impairment loss as of December 31, 2006.

Fair Value of Financial Instruments — SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. At December 31, 2006, the Company believes that the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these financial instruments.

Revenue Recognition — Product revenues are recognized upon shipment, at which time transfer of title occurs, risk of ownership passes to the customer and collectibility is reasonably assured. Taxes collected from the Company's customers are and have been recorded on a net basis. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.

Licensing revenues are recorded when earned based on a stated percentage of the licensees' sales of Company branded products.

Shipping and Handling — Amounts billed to customers for shipping and handling are recorded as revenues. Freight costs associated with shipping goods to customers are included in cost of sales. Handling costs of $3.3 million, $2.4 million and $2.2 million are included in selling, general and administrative expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

Significant Concentrations — During the years ended December 31, 2006, 2005 and 2004, sales to a single customer totaled approximately 26%, 29% and 27%, respectively, of product revenues. No other single customer represented over 10% of product revenues.

During each of the years ended December 31, 2006, 2005 and 2004, the Company made purchases from two suppliers that totaled more than 10% of total product costs. For the years ended December 31, 2006, 2005 and 2004, purchases from those two suppliers were approximately 27%, 20% and 23% of total product costs, respectively.

Advertising and Promotion — The Company's promotion and advertising programs include athlete sponsorships, Volcom branded events, print advertisements, music, films and online marketing. Costs of advertising, promotion and point-of-sale materials are expensed as incurred and included in selling, general and administrative expenses. For the years ended December 31, 2006, 2005 and 2004; these expenses totaled $11.8 million, $9.9 million and $6.9 million, respectively. As of December 31, 2006, 2005 and 2004, the Company had no deferred advertising costs.

Income Taxes — On June 29, 2005, the Company changed its tax status from an S corporation to a C corporation. For the period from January 1, 2002 until the Company's initial public offering on June 29, 2005, for Federal and state income tax purposes the Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax has been included in the Company's consolidated financial statements for 2004 or for the period from January 1, 2005 to June 29, 2005, except that the Company was subject to California franchise taxes of 1.5% on its corporate income and a provision for these taxes was included in the consolidated financial statements for those periods. Subsequent to June 29, 2005, the Company recorded a provision and liability for Federal and state income taxes as a C corporation.

Upon the change in the Company's tax status, the Company established and recorded its deferred income taxes at its C corporation effective tax rate. Management's judgment is required in assessing the realizability of its deferred tax assets. The Company considers the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of its deferred tax assets. If the Company determines that it is more likely than not that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on the Company's judgment. If the Company subsequently determined that the deferred tax assets that had been written down would, in the Company's judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Foreign Currency Translation — Substantially all of the Company's sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. As a result, the Company is exposed to transaction gains and losses that result from movements in foreign currency exchange rates between the local Canadian currency and the U.S. dollar. As the Company's Canadian sales, accounts receivable, accounts payable and Canadian cash balance are a small portion of its consolidated revenues, assets and liabilities, the Company does not generally hedge its exposure to foreign currency rate fluctuations, therefore the Company is exposed to foreign currency risk. Changes in the Company's assets and liabilities that are denominated in Canadian dollars are translated into U.S. dollars at the rate of exchange on the balance sheet date, and are reflected in the Company's statement of operations.

The Company owns subsidiaries in Switzerland and France, which operate with the Swiss Franc and Euro as their functional currency, respectively. These assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

S Corporation Distributions — The Company has paid cash distributions to its stockholders of $39.2 million and $13.3 million for the years ended December 31, 2005 and 2004, respectively. In connection with the initial public offering of its common stock, the Company distributed to its existing stockholders its estimated undistributed S corporation earnings.

Stock Split — In June 2005, the Company's Board of Directors and stockholders approved an amendment to the Company's Restated Certificate of Incorporation to effect a 23.3192 for 1 split of the Company's common stock (the "Stock Split"). The Stock Split became effective on June 14, 2005. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, have been adjusted to reflect the Stock Split on a retroactive basis. Stockholders' equity has been adjusted to give retroactive recognition to the Stock Split in prior periods by reclassifying the par value ($18,000) of the additional shares arising from the Stock Split from additional paid-in capital to common stock.

Comprehensive Income — Comprehensive income represents the results of operations adjusted to reflect all items recognized under accounting standards as components of comprehensive earnings.

For the years ended December 31, 2006 and 2005, the components of comprehensive income for the Company include net income and foreign currency adjustments that arise from the translation of the Company's international subsidiaries financial statements into U.S. dollars. For the year ended December 31, 2004, the components of comprehensive income for the Company include net income and foreign currency adjustments that arise from the translation of the financial statements of Volcom Europe, the Company's equity method investee, into U.S. dollars.

Net Income Per Share — The Company calculates net income per share in accordance with SFAS No. 128, *Earnings Per Share.* Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consists solely of restricted stock and stock options using the treasury stock method. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except share data)		
Numerator — Net income applicable to common stockholders	$ 28,753	$ 29,337	$ 24,593
Denominator:			
Weighted average common stock outstanding for basic earnings per share	24,227,845	21,627,821	19,142,275
Effect of dilutive securities:			
Stock options and restricted stock	76,782	211,805	392,670
Adjusted weighted average common stock and assumed conversions for diluted earnings per share	24,304,627	21,839,626	19,534,945

Stock-Based Compensation — Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires that the Company account for all stock-based compensation using a fair-value method and recognize the fair value of each award as an expense over the service period. See Note 10 for a description of the impact of this standard on the Company's financial statements.

Related-Party Transactions — The Company's Chairman provides business and management services to the Company on a consulting basis. For the years ended December 31, 2006, 2005 and 2004 these consulting expenses totaled zero, $176,000 and $307,000, respectively.

Use of Estimates in the Preparation of the Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements — In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a significant impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment.* SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The Company adopted this standard during the fiscal year ended December 31, 2006 using the modified prospective method. See Note 10 for a description of the impact of this standard on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting for Changes and Error Corrections,* which replaces APB Opinion No. 20, *Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant impact on the Company's consolidated financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position No. SFAS 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes computational guidance to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and a simplified method to determine the subsequent impact on the additional paid-in capital pool for employee stock-based awards that are vested and outstanding upon the adoption of SFAS No. 123R.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN No. 48 to have a material effect on its consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation).* The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from the Company's customers are and have been recorded on a net basis. The Company has no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 will not have an effect on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. SAB No. 108 became effective for financial statements beginning in the fourth quarter of fiscal year 2006. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial position or results of operations.

2. Allowances for Doubtful Accounts and Product Returns

	Allowance for Doubtful Accounts	Allowance for Product Returns	Total
	(In thousands)		
Balance, January 1, 2004	$ 132	$ 73	$ 205
Provision	67	1,504	
Deductions	(53)	(1,345)	
Balance, December 31, 2004	146	232	378
Provision	68	2,139	
Deductions	(24)	(1,831)	
Balance, December 31, 2005	190	540	730
Provision	588	4,196	
Deductions	(283)	(3,908)	
Balance, December 31, 2006	$ 495	$ 828	$1,323

The provision for doubtful accounts represents charges to selling, general and administrative expenses for estimated bad debts, whereas the provision for product returns is reported as a direct reduction of revenues.

3. Inventories

Inventories are as follows:

	As of December 31, 2006	As of December 31, 2005
	(In thousands)	
Finished goods	$12,959	$10,188
Work-in-process	41	312
Raw materials	185	333
	$13,185	$10,833

Included in finished goods inventory at December 31, 2006 and 2005, is approximately $1.2 million and $601,000, respectively, of inventory located in Canada. Included in finished goods inventory at December 31, 2006 and 2005, is approximately $219,000 and $117,000, respectively, of inventory located in Europe.

4. Property and Equipment

Property and equipment are as follows:

	As of December 31,	
	2006	2005
	(In thousands)	
Furniture and fixtures	$ 1,869	$ 600
Office equipment	1,180	1,062
Computer equipment	2,173	1,141
Leasehold improvements	1,241	128
Land and building	2,004	2,004
Construction in progress	5,709	—
	14,176	4,935
Less accumulated depreciation	(2,649)	(1,468)
Property and equipment — net	$11,527	$ 3,467

Depreciation and amortization expense related to property and equipment was approximately $1.3 million, $567,000 and $332,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

On May 5, 2006, the Company entered into a contract for the construction of its European headquarters in Anglet, France. The contract calls for the construction of an approximate 3,150 square meter (or approximately 34,000 square foot) facility for approximately 4.6 million Euros. Payments for construction of the facility will be made monthly through February 2007 and vary based upon the progress toward completion of the facility. As of December 31, 2006, the Company has paid approximately $5.4 million in construction costs and has $747,000 of remaining costs to be paid through February 2007 (based on a 1 to 1.3203 exchange rate as of December 31, 2006).

The Company has applied for and received local government grants totaling approximately 800,000 Euros (approximately $1.1 million based on a 1 Euro to 1.3203 U.S. dollar exchange rate as of December 31, 2006). Such grants will be paid to the Company at various times during and after the European headquarters construction period and generally require the Company to maintain and operate the European headquarters for five years. As of December 31, 2006, the Company has received approximately 322,000 Euros (approximately $425,000 based on a 1 Euro to 1.3203 U.S. dollar exchange rate as of December 31, 2006) with respect to such grants. The Company has recorded $221,000 of the cash received for these grants against property and equipment, as these grants support the construction of the European headquarters, and $204,000 as an other long-term liability, as this grant relates to the Company's employment requirements over the next five years.

5. Investment in Unconsolidated Investees

Volcom Europe — During 1997, the Company obtained a 49% ownership interest in the common stock of Volcom Europe, a licensee of the Company's products located in France, which was subsequently reduced to a 34% ownership interest in 2002 upon the issuance of additional stock by Volcom Europe. On April 1, 2005, the Company sold its 34% investment in Volcom Europe for $1.4 million. The Company's investment has been accounted for under the equity method for the periods presented because the Company maintained the ability to exert significant influence over the financial and operating policies of the investee. For the year ended December 31, 2005, the Company recorded $331,000 of earnings attributable to this equity method investee, which reflects its share of Volcom Europe's earnings of $609,000 offset by an impairment charge of $278,000 to reduce the carrying amount of the Company's investment in Volcom Europe to $1.6 million as of March 31, 2005. After consideration of the effects of the accumulated foreign currency translation adjustments related to the Company's investment in Volcom Europe of $167,000, the Company recorded no gain or loss on the sale of its investment in Volcom Europe in April 2005. For the year ended December 31, 2004, the Company recorded $588,000 of earnings attributable to this equity method investee.

Concurrent with its investment in Volcom Europe, the Company entered into a licensing agreement with this entity for the use of the Company's trademark and designs on products manufactured and distributed in certain European countries and territories. This license agreement expired in December 2006. Pursuant to an agreement between the Company and Volcom Europe, Volcom Europe will produce and distribute the Spring 2007 Volcom line in Europe and pay the Company its same royalty rate as required under the license agreement. Included in licensing revenues is $2.3 million, $1.7 million and $1.5 million from Volcom Europe for the years ended December 31, 2006, 2005 and 2004, respectively.

Volcom Australia — During 1998, the Company obtained an 8.7% ownership interest in the common stock of Volcom Australia, a licensee of the Company's products located in Australia, for $37,000. In March 2004, the Company purchased an additional 4.8% ownership interest in Volcom Australia for $261,000, which brought the Company's total ownership interest to 13.5%. The investment is accounted for under the cost method, as the Company does not have the ability to exercise significant influence over the financial and operating policies of the investee. At December 31, 2006 and 2005, the Company's investment in Volcom Australia was $298,000.

In June 1997, the Company entered into a licensing agreement with this entity for the use of the Company's trademark and designs on products manufactured and distributed in Australia and New Zealand. The agreement expires June 2012. Included in licensing revenues is $1.0 million, $893,000 and $728,000 from Volcom Australia for the years ended December 31, 2006, 2005 and 2004, respectively.

6. Goodwill and Intangible Assets

On October 25, 2005, the Company acquired Welcom Distribution SARL, the sole distributor of Volcom branded products in Switzerland. The Company has included the operations of Welcom Distribution SARL in its financial results beginning on October 26, 2005. The purchase price, excluding transaction costs, was approximately $1.5 million in cash for the purchase of all of the outstanding common stock of Welcom Distribution SARL. The acquisition has been recorded using the purchase method of accounting and the following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	As of October 25, 2005 (In thousands)
Current assets	$1,198
Long-term assets	67
Intangible assets	510
Goodwill	158
Total assets acquired	1,933
Current liabilities	421
Net assets acquired	$1,512

A summary of intangible assets is as follows:

	As of December 31, 2006		As of December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Customer relationships	$310	$ 36	$310	$ 5
Backlog	160	160	160	53
Non-compete agreements	40	5	40	1
Reacquired license rights	84	7	—	—
	$594	$208	$510	$59

Intangible assets other than goodwill will continue to be amortized by the Company using estimated useful lives of 6 months to 10 years with no residual values. Intangible amortization expense for the years ended December 31, 2006, 2005 and 2004, was approximately $148,000, $59,000 and zero, respectively. Annual estimated amortization expense, based on the Company's intangible assets at December 31, 2006, is estimated to be approximately $46,000 in the fiscal years ending December 31, 2007 through 2011.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2006	2005
	(In thousands)	
Payroll and related accruals	$3,785	$1,079
Other	2,390	1,508
	$6,175	$2,587

8. Line of Credit

In July 2006, the Company terminated its existing $10.0 million committed, secured line of credit facility with Bank of the West and entered into a new $20.0 million unsecured credit agreement with Bank of the West (which includes a line of credit, foreign exchange facility and letter of credit sub-facilities). The new credit agreement, which expires on August 31, 2008, may be used to fund the Company's working capital requirements. Borrowings under this new agreement bear interest, at the Company's option, either at the bank's prime rate (8.25% at December 31, 2006) or LIBOR plus 1.50%. Under this credit facility, the Company had $873,000 outstanding in letters of credit at December 31, 2006. At December 31, 2006 there were no outstanding borrowings under this credit facility, and $19.1 million was available under the credit facility. The new credit agreement requires compliance with conditions precedent that must be satisfied prior to any borrowing, as well as ongoing compliance with specified affirmative and negative covenants, including covenants related to the Company's financial condition, including requirements that the Company maintain a minimum net profit after tax and a minimum effective tangible net worth. At December 31, 2006 the Company was in compliance with all restrictive covenants.

9. Commitments and Contingencies

Operating Leases — The Company leases certain office, warehouse and retail facilities under long-term operating lease agreements. Total rent expense for the years ended December 31, 2006, 2005 and 2004, was $1.1 million, $746,000 and $567,000, respectively.

The following is a schedule of future minimum lease payments required under such leases as of December 31, 2006 (in thousands):

Year Ending December 31,	
2007	$ 1,802
2008	2,666
2009	2,262
2010	1,968
2011	1,777
Thereafter	2,128
	$12,603

On December 29, 2006, the Company entered into a lease agreement for an approximately 164,000 square foot distribution center located in Irvine, California. Pursuant to the terms of the lease agreement, the Company has agreed to lease the distribution center for an initial term of sixty months commencing in approximately September 2007. In addition, the Company has an option, subject to certain customary requirements, to renew the lease agreement for an additional sixty months. During the first thirty months and the last thirty months of the initial term, the base rental rate for the distribution center shall be approximately $94,000 and $110,000 per month, respectively. The base rental rate during the option term, if exercised, shall be at the fair market value, as agreed upon by the parties. In addition, the Company shall be responsible for its pro-rata share of certain operating expenses, including such items as property taxes, insurance and repairs, relating to the office project in which the distribution center is located.

Capital Leases — The Company has leased computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009. The gross amount of capital lease assets was $483,000 at December 31, 2006 and 2005, and accumulated amortization was $314,000 and $241,000 at December 31, 2006 and 2005, respectively. Future commitments under capital lease obligations at December 31, 2006 are as follows (in thousands):

Year Ending December 31,	
2007	$ 87
2008	76
2009	34
Total payments including interest	197
Less interest portion	(13)
Total principal payments remaining at December 31, 2006	$184
Current portion of capital lease obligation	$ 78
Long-term portion of capital lease obligation	106
Total capital lease obligation at December 31, 2006	$184

Professional Athlete Sponsorships — The Company establishes relationships with professional athletes in order to promote its products and brands. The Company has entered into endorsement agreements with professional athletes in skateboarding, snowboarding and surfing. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using the Company's products. Such expenses are an ordinary part of the Company's operations and are expensed as incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of December 31, 2006 (in thousands):

Year Ending December 31,	
2007	$4,084
2008	1,840
2009	384
	$6,308

The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under the Company's existing contracts, assuming that all bonuses, victories and similar incentives are achieved during the three-year period ending December 31, 2009, is approximately $1.9 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.

Litigation — The Company is involved from time to time in litigation incidental to its business. In the opinion of management, the resolution of any such matter currently pending will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Indemnities and Guarantees — During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential future payments the Company could be obligated to make. The Company has not been required to record nor has it recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

10. Stockholders' Equity

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R. SFAS No. 123R requires that the Company account for all stock-based compensation using a fair-value method and recognize the fair value of each award as an expense over the service period. Prior to January 1, 2006, the Company had accounted for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations and followed the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123* ("SFAS No. 148"). Under the intrinsic value method required by APB No. 25, no compensation expense had been recognized related to employee stock options, as all options granted to employees had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

The Company elected to adopt SFAS No. 123R using the "modified prospective method". Under that method, compensation expense includes the amortization of the fair value of any unvested awards outstanding at January 1, 2006 and any new awards granted subsequent to January 1, 2006. The consolidated financial statements for periods prior to the adoption of SFAS No. 123R have not been restated to reflect the fair value method of accounting for stock-based compensation. Stock-based compensation expense for fiscal year 2005 and earlier years represents the cost of stock-based awards granted to nonemployees at fair value in accordance with the provisions of SFAS No. 123, and the cost of restricted stock awards determined in accordance with APB No. 25. The Company also elected to use the simplified alternative method available under FSP No. 123R-3, which provides for calculating historical excess tax benefits (the APIC pool) under SFAS No. 123R for stock-based compensation awards.

Consistent with the valuation method used for the disclosure only provisions of SFAS No. 123, the Company is using the Black-Scholes option-pricing model to value compensation expense. Forfeitures are estimated at the date of grant based on historical employee turnover rates and reduce the compensation expense recognized. For periods prior to January 1, 2006, the Company's pro forma information required under SFAS No. 123 accounted for forfeitures as they occurred. As the Company is a newly public entity with limited historical data, certain assumptions used in the Black-Scholes option pricing model are based on historical data of comparable public companies or historical industry data. The expected option term is estimated based upon historical industry data on employee exercises and management's expectation of exercise behavior. The expected volatility of the Company's stock price is based upon the historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon the current yield on U.S. Treasury securities having a term similar to the expected option term. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future. The fair value of employee stock-based awards is amortized using the straight-line method over the vesting period.

During the years ended December 31, 2006, 2005 and 2004, the Company recognized approximately $812,000, or $490,000 net of tax, $178,000, or $131,000 net of tax, and $31,000 or $31,000 net of tax, respectively, in stock-based compensation expense which includes the impact of all stock-based awards and is included in selling, general and administrative expenses. The adoption of SFAS No. 123R resulted in incremental stock-based compensation expense of $629,000 for the year ended December 31, 2006. The incremental stock-based compensation expense caused income before provision for income taxes to decrease by $629,000, net income to decrease by $379,000, and basic and diluted earnings per share to decrease by $0.02 per share.

In accordance with SFAS No. 123 as amended by SFAS No. 148, the Company is required to disclose pro forma net income and net income per share information as if the Company accounted for stock-based compensation awarded to employees using the fair value method. As there had been no stock-based compensation granted to employees during the year ended December 31, 2004, and all previous awards were fully vested prior to the year ended December 31, 2004, pro forma net income and net income per share under SFAS No. 123 equals net income and net income per share as presented for the year ended December 31, 2004. If the computed fair values of all stock-based compensation awards had been amortized to expense over the vesting period of the awards, net income and earnings per share for the year ended December 31, 2005 would have been reduced to the pro forma amounts shown in the table below:

	Year Ended December 31, 2005
	(In thousands, except per share data)
Net income:	
As reported	$29,337
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	33
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(849)
Pro forma	$28,521
Basic net income per share:	
As reported	$ 1.36
Pro forma	$ 1.32
Diluted net income per share:	
As reported	$ 1.34
Pro forma	$ 1.31

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in its consolidated statement of cash flows. For the year ended December 31, 2005, excess tax benefits of $2.8 million were generated from option exercises and increased cash provided from operating activities. SFAS No. 123R requires the cash flows resulting from the tax benefits from tax deductions in excess of deferred tax assets recorded for stock-based compensation costs to be classified as financing cash flows. For the year ended December 31, 2006, excess tax benefits of $303,000 were generated from option exercises and increased cash provided from financing activities.

Stock Compensation Plans — In 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"), which authorized the Company to grant or issue options to purchase up to a total of 4,663,838 shares of the Company's common stock. In June 2005, the Company's Board of Directors and stockholders approved the 2005 Incentive Award Plan (the "Incentive Plan") and replaced the 1996 Plan. A total of 2,300,000 shares of common stock are initially authorized and reserved for issuance under the Incentive Plan for incentives such as stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and deferred stock awards. The actual number of awards reserved for issuance under the Incentive Plan will automatically increase on the first trading day in January of each calendar year by an amount equal to 2% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 750,000 shares. As of December 31, 2006, there were 2,162,756 shares available for issuance pursuant to new stock option grants or other equity awards. Under the Incentive Plan, stock options have been granted at an exercise price equal to the fair market value of the Company's stock at the time of grant. The vesting period for stock options is determined by the Board of Directors or the Compensation Committee of the Board of Directors, as applicable, and the stock options generally expire ten years from the date of grant or 90 days after employment or services are terminated.

Stock Option Awards — In June 2005, the Company's Board of Directors approved the grant of 586,526 options to purchase the Company's common stock. The Company granted these options under the Incentive Plan at the effective date of the Company's initial public offering at an exercise price of $19.00, which was equal to the initial public offering price. The stock options have vesting terms whereby 10,526 options vested immediately, 210,000 options vested on December 15, 2005 and the remaining 366,000 options vest 20% per annum over 5 years. The fair value of these awards was calculated through the use of the Black-Scholes option-pricing model assuming an exercise price equal to the fair market value of the Company's stock and the following additional significant weighted average assumptions: expected life of 4.2 years; volatility of 47.5%; risk-free interest rate of 3.73%; and no dividends during the expected term.

A summary of the Company's stock option activity under the Incentive Plan and the 1996 Plan is as follows:

	Years Ended December 31,					
	2006		2005		2004	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding, beginning of year	576,000	$19.00	—	$ —	116,596	$0.04
Granted	—	—	586,526	19.00	—	—
Exercised	(66,300)	19.00	(10,526)	19.00	(116,596)	0.04
Canceled or forfeited	(22,000)	19.00	—	—	—	—
Outstanding, end of year	487,700	$19.00	576,000	$19.00	—	$ —
Options exercisable, end of year	214,900	$19.00	185,000	$19.00	—	$ —
Weighted average fair value of options granted during the year		$ —		$ 7.97		$ —

Additional information regarding stock options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Options Exercisable	
	Number of Options	Weighted-Average Remaining Life (yrs)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$19.00	487,700	8.5	$19.00	214,900	$19.00

As of December 31, 2006, there was unrecognized compensation expense of $2.2 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 3.5 years. The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $765,000, zero and zero, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $5.2 million and $2.3 million, respectively. Cash received from the exercise of stock options totaled $1.3 million, $200,000 and $5,000 for the years ended December 31, 2006, 2005 and 2004 respectively. The Company issues new shares upon the exercise of options or granting of restricted stock.

Further information regarding stock options outstanding is as follows:

	Number of Options	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2006	366,000	$9.14
Granted	—	—
Vested	(71,200)	—
Canceled or forfeited	(22,000)	$9.14
Unvested at December 31, 2006	272,800	$9.14

As of December 31, 2006 the total number of outstanding options vested or expected to vest (based on anticipated forfeitures) was 471,332 which had a weighted-average exercise price of $19.00. The remaining average remaining life of these options was 8.5 years and the aggregate intrinsic value was $5.0 million at December 31, 2006.

Restricted Stock Awards — The Company's stock compensation plan provides for awards of restricted shares of common stock. Restricted stock awards have time-based vesting and are subject to forfeiture if employment terminates prior to the end of the service period. Restricted stock awards are valued at the grant date based upon the market price of the Company's common stock and the fair value of each award is charged to expense over the service period.

In 2005, the Company granted a total of 20,000 shares of restricted stock to employees. The restricted stock awards have a purchase price of $.001 per share and vest 20% per year over a five-year period. The total fair value of the restricted stock awards is $660,000, of which $132,000 and $55,000 was amortized to expense during the years ended December 31, 2006 and 2005, respectively.

In 2006, the Company granted a total of 15,000 shares of restricted stock to employees. The restricted stock awards have a purchase price of $.001 per share and vest 20% per year over a 5 year period. The total value of the restricted stock awards is $405,000, of which $55,000 was amortized to expense during the year ended December 31, 2006.

Restricted stock activity for the year ended December 31, 2006 is as follows:

	Shares of Restricted Stock	Weighted-Average Grant-Date Fair Value
Outstanding restricted stock at January 1, 2006	20,000	$33.01
Granted	15,000	27.00
Vested	(4,000)	33.01
Canceled or forfeited	—	—
Outstanding restricted stock at December 31, 2006	31,000	$30.09

As of December 31, 2006, there was unrecognized compensation expense of $823,000 related to all unvested restricted stock awards, which the Company expects to recognize on a straight-line basis over a weighted average period of approximately 3.9 years.

Nonemployee Share-Based Compensation — In December 1999, the Company redeemed 373,107 shares held by a shareholder and current service provider at a price of $0.04 per share. On January 1, 2000, the Company issued a fully vested and non-forfeitable option to the same service provider to purchase 373,107 shares of the Company's common stock. The terms of the option provided the service provider with the right to purchase shares of the Company's common stock at $0.04 per share at any time after January 1, 2010, the tenth anniversary of the grant date. Alternatively, in the event of (i) a change in control, (ii) an initial public offering, or (iii) the liquidation or dissolution of the Company, the option would automatically be converted into shares of common stock of the Company on a net settlement basis. The Company has accounted for the transactions as a modification (exchange transaction). Because the option was fully vested and non-forfeitable, the measurement date for the option was the date of the modification (exchange transaction), and the incremental amount of compensation received by the service provider over the fair value of the shares redeemed, which equaled the cash amount paid, was recorded as compensation expense in 1999. The dilutive effect of this option has been reflected in diluted net income per share for all periods presented using the treasury stock method. On June 29, 2005, in conjunction with the Company's initial public offering, the service provider exercised the option that was automatically converted into 372,264 shares of common stock on a net settlement basis. A tax benefit of $2.8 million for the excess tax deduction the Company received related to this award was recognized as additional paid-in capital.

In January 2004, the Company entered into a contractual agreement with a service provider in exchange for services to be rendered over a five-year period. Under the terms of the contractual agreement, the service provider would receive the right to purchase $200,000 of the Company's common stock at the initial public offering ("IPO") price for a period of five years after an IPO. Alternatively, if the Company did not consummate an IPO, the service provider would receive the right to purchase $200,000 of the Company's common stock based on a formula price intended to approximate the fair market value of the Company's common stock. In accordance with EITF No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, due to the fact that a sufficient disincentive for nonperformance did not exist, and because the service provider's performance was not complete, no measurement date existed for the award at that time. The Company was recording share-based compensation expense related to this award over the five-year vesting period based on the current fair value of the award as of each reporting period. The fair value of the award is calculated through the use of the Black-Scholes option-pricing model assuming an exercise price equal to the fair market value of the Company's stock and the following additional significant assumptions: expected life of 5 years; volatility of 103%; risk-free interest rate of 3.27%; and no dividends during the expected term. For the year ended December 31, 2004, the Company recorded $31,000 in share-based compensation expense related to this award. On June 29, 2005, in conjunction with the Company's initial public offering, the service provider exercised the option and received 10,526 shares of the Company's common stock. On June 29, 2005, upon the exercise of the award, the Company recorded $116,000 of share-based compensation which represented the unamortized portion of the fair value of the award.

Additionally, as part of the same agreement, the Company granted the service provider rights to receive a 25% ownership interest in the Volcom related entity that would own and operate a new retail store for the Company in Hawaii, if and when one is opened. As no plans existed to open a store in Hawaii and the award of the ownership interest was not probable, the Company did not record any compensation expense related to this right for the year ended December 31, 2005. In December 2006, as the Company began working to open a retail store in Hawaii, it became probable that this ownership award would occur. As such, the Company recorded a liability and compensation expense of $159,000 related to the fair value of this 25% ownership interest. In February 2007, this contractual agreement was amended whereby the grant to receive a 25% ownership interest in a Volcom related entity that would own and operate a new retail store in Hawaii was replaced in its entirety in exchange for a royalty on net sales of a specific retail store located in Waikiki, Hawaii. The Company will reduce the liability recorded as future royalties are earned. To the extent that future royalties under the new agreement exceed the amount of the liability recorded to date, the Company will record royalty expense on the new agreement in the period that it is incurred.

11. Retirement Savings Plan

The Company has a 401(k) profit sharing plan (the "401(k) Plan") covering all eligible full-time employees over age 21 with six months of service. The Company's contributions to the 401(k) Plan are made at the discretion of management. Contributions by the Company amounted to $67,000, $46,000 and $36,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

12. Licensing

In addition to the Company's licensing arrangements with investees in Europe and Australia described in Note 5, the Company has entered into licensing arrangements with independent licensees in Brazil, South Africa and Indonesia. Pursuant to the license agreements, the Company is paid a royalty based on a stated percentage of the net sales of its licensees.

All of the Company's license agreements, except its European license agreement, may be extended at the option of the licensee for an additional five-year term after the initial expiration of the agreement. The Company's international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date
Europe	December 31, 2006	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014

13. Income Taxes

On June 29, 2005, the Company changed its tax status from an S corporation to a C corporation. For the period from January 1, 2002 until the Company's initial public offering on June 29, 2005, for Federal and state income tax purposes the Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax has been included in the Company's consolidated financial statements for 2004 and for the period from January 1, 2005 to June 29, 2005, except that the Company was subject to California franchise taxes of 1.5% on its corporate income and a provision for these taxes was included in the consolidated financial statements for those periods. Subsequent to June 29, 2005, and for the years ended December 31, 2005 and 2006, the Company recorded a provision and liability for Federal and state income taxes as a C corporation. Upon the change in the Company's tax status, the Company also established and recorded a net deferred tax asset of $0.4 million to reflect its deferred income taxes at the Company's C corporation effective tax rate.

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands)		
Current	$20,903	$11,625	$364
Deferred	(1,983)	(1,150)	10
	$18,920	$10,475	$374

A reconciliation of income tax expense computed at U.S. Federal statutory rates to income tax expense for the years ended December 31, 2006 and 2005 is shown below. No reconciliation is required for the year ended December 31, 2004 as the Company was taxed as an S Corporation and no provision or liability for Federal income tax has been included in the Company's consolidated financial statements for that period.

	Years Ended December 31,	
	2006	2005
Provision for taxes at U.S. Federal statutory rate	35.0%	35.0%
State income taxes, net of Federal income tax benefit	4.8	4.1
Effect of S corporation tax status	—	(11.8)
Equity in earnings of investee	—	0.3
Foreign tax credit	(0.7)	—
Other	0.6	(1.1)
Effective income tax rate	39.7%	26.5%

The components of deferred tax assets and liabilities are as follows at December 31:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Accrued liabilities	$ 301	$ 173
State income taxes	1,198	568
Allowances for doubtful accounts and product returns	517	320
Foreign net operating losses	700	9
Other	364	58
Total deferred tax assets	3,080	1,128
Deferred tax liabilities:		
Intangible assets	(67)	(98)
Total deferred tax liabilities	(67)	(98)
Net deferred tax assets	$3,013	$1,030

For the years ended December 31, 2006 and 2005, excess tax benefits from the exercise of stock options of $282,000 and $2.8 million, respectively, were recorded as an addition to paid-in capital.

The Company has a foreign net operating loss of approximately $2.6 million of which $935,000 expires in 2012 and the remaining $1.7 million does not expire as it carries forward indefinitely. The Company does not provide for U.S. Federal, state or additional foreign taxes on certain foreign earnings that management intends to permanently reinvest. For the year ended December 31, 2006, foreign earnings earmarked for permanent reinvestment totaled $103,000.

14. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Based on the nature of the financial information that is received by the chief operating decision maker, the Company operates within a single operating and reportable segment.

Although the Company operates within one reportable segment, it has several different product categories within the segment, for which the revenues attributable to the each product category are as follows:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Mens	$102,734	$ 87,254	$ 61,451
Girls	67,250	51,463	35,362
Snow	15,408	9,455	9,106
Boys	11,860	7,133	3,785
Other	3,934	1,411	897
Subtotal product categories	201,186	156,716	110,601
Licensing revenues	4,072	3,235	2,574
Total consolidated revenues	$205,258	$159,951	$113,175

Other includes revenues primarily relate to the Company's Creedler slip-on shoes and sandals products, Volcom Entertainment, films and related accessories.

The table below summarizes product revenues by geographic regions attributed by customer location:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
United States	$157,581	$128,159	$ 93,812
Canada	23,925	15,774	8,155
Asia Pacific	7,225	6,622	5,174
Other	12,455	6,161	3,460
	$201,186	$156,716	$110,601

The table below summarizes identifiable assets by location:

	December 31, 2006	December 31, 2005
	(In thousands)	
United States	$137,581	$110,137
Europe	12,167	1,244
	$149,748	$111,381

15. Subsequent Event (Unaudited)

On February 7, 2007, the Company purchased real property on the North Shore of Oahu (the "Pipe House") for $4.2 million in cash. The Pipe House will generally be used as a residence for the Company's surf team riders during the winter surf season and for other Company marketing activities during the year.

16. Pro Forma Information (Unaudited)

The pro forma unaudited income tax adjustments presented represent the estimated taxes which would have been reported had the Company been subject to Federal and state income taxes as a C corporation. The pro forma provision for income taxes differs from the statutory income tax rate due to the following:

	Year Ended December 31,	
	2005	2004
	(In thousands)	
Federal income taxes at the statutory rate	$13,818	$ 8,533
State income taxes — net of Federal benefit	2,268	1,401
Equity in earnings of investee	116	240
Other	21	4
Total pro forma income tax provision	$16,223	$10,178

17. Quarterly Financial Data (Unaudited)

A summary of quarterly financial data (unaudited) is as follows (in thousands, except per share data):

	Quarter Ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2006				
Total revenues	$41,596	$46,051	$61,049	$56,562
Gross profit	21,522	22,914	30,908	26,677
Operating income	6,686	9,690	15,560	11,668
Net income	4,426	6,532	10,163	7,632
Net income per share, basic	$ 0.18	$ 0.27	$ 0.42	$ 0.31
Net income per share, diluted	$ 0.18	$ 0.27	$ 0.42	$ 0.31
Year ended December 31, 2005				
Total revenues	$31,691	$35,853	$51,192	$41,215
Gross profit	16,407	18,697	26,110	20,105
Operating income	6,044	7,639	15,441	9,256
Net income	6,262	4,630	11,292	7,153
Net income per share, basic	$ 0.33	$ 0.24	$ 0.47	$ 0.30
Net income per share, diluted	$ 0.32	$ 0.24	$ 0.47	$ 0.29

Earnings per basic and diluted share are computed independently for each of the quarters presented based on diluted shares outstanding per quarter and, therefore, may not sum to the totals for the year.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-51382

Volcom, Inc.
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**33-0466919** *(I.R.S. Employer Identification No.)*
1740 Monrovia Avenue **Costa Mesa, California** *(Address of principal executive offices)*	**92627** *(Zip Code)*

(949) 646-2175
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.001 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates of the registrant as of June 30, 2006, the end of the most recently completed second quarter, was approximately $425.2 million.

As of March 1, 2007, there were 24,318,920 shares of the registrant's common stock, par value $0.001, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the registrant's definitive proxy statement (the "Proxy Statement") for the 2007 Annual Meeting of Stockholders, which will be held on May 8, 2007.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, and we intend that such forward-looking statements be subject to the safe harbors created thereby. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements with terminology including "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should" or "will" or similar expressions as they relate to us and our business, industry, markets, retailers, licensees, manufacturers and consumers. Such forward-looking statements, including but not limited to statements relating to expected growth and strategies, future operating and financial results, financial expectations and current business indicators, are based upon current information and expectations, and are subject to change based on factors beyond our control.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from these forward-looking statements as a result of numerous factors, some of which are described in "Risk Factors". We are not under any duty to update any of the forward-looking statements after the date of this Form 10-K to conform these statements to actual results, unless required by law.

PART I

ITEM 1. *BUSINESS*

We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We believe that we have one of the world's leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing. Our position as a premier brand in these three boardsports differentiates us from many of our competitors within the broader action sports industry and has enabled us to generate strong growth in revenues and operating income.

Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with artistic elements that we believe differentiate our products from those of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories. We seek to offer products that appeal to both boardsport participants and those who affiliate themselves with the broader action sports youth lifestyle.

We have recently launched new product extensions to complement our current product offerings. These new product extensions include a complete line of sandals and slip-on footwear, branded Creedlers; a complete collection of kids clothing for young boys ages 4 to 7 years; and a girls swimwear line. The Creedlers and kids line began shipping in December 2006, and the girls swimwear line will begin shipping early in Spring 2007.

The Volcom brand, symbolized by The Volcom Stone, is athlete-driven, innovative and creative. We have consistently followed our motto of "youth against establishment," and our brand is inspired by the energy of youth culture. We reinforce our brand image through the sponsorship of world-class athletes, targeted grassroots marketing events, distinctive advertising, and by producing and selling music under our Volcom Entertainment label and boardsports-influenced films through Veeco Productions, our film division. We believe our multi-faceted marketing approach integrates our brand image with the lifestyles and aspirations of our consumers.

We seek to enhance our brand image by controlling the distribution of our products. We sell to retailers that we believe merchandise our products in an environment that supports and reinforces our brand and that provide a superior in-store experience. This strategy has enabled us to develop strong relationships with key boardsport and youth lifestyle retailers that share our focus. As of December 31, 2006, our customer base of retailers included approximately 1,350 accounts that operated approximately 3,900 store locations (of which approximately 1,150 accounts that operated approximately 2,950 stores are located in the United States) and 12 distributors in countries not serviced by our licensees. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Froghouse, Hotline, Huntington

Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Macy's West, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. Our products are sold over the Internet through selected authorized online retailers. At December 31, 2006, we operated three Volcom branded retail stores located in Southern California, where we are able to present our brand message directly to our target market.

Volcom branded products are currently sold throughout the United States and in over 40 countries internationally by either us or international licensees. We serve the United States, Canada, Latin America, Asia Pacific and Puerto Rico through our in-house sales personnel, independent sales representatives and distributors. Our product revenues in the United States were $157.6 million, $128.2 million and $93.8 million for 2006, 2005 and 2004, respectively. Product revenues in the rest of the world were $43.6 million, $28.5 million and $16.8 million for 2006, 2005 and 2004, respectively. We also license our brand in other areas of the world, including Europe (through the distribution of the European Spring 2007 line by the licensee), Australia, Indonesia, South Africa and Brazil, to entities that we believe have valuable local market insight and strong relationships with retailers in their respective territories. We receive royalties on the sales of Volcom branded products sold by our licensees. Our license agreement with Volcom Europe, our European licensee, terminated on December 31, 2006. In April 2005, we sold our 34% ownership interest in Volcom Europe. Pursuant to an agreement between us and Volcom Europe, Volcom Europe will produce and distribute the Spring 2007 Volcom line in Europe and pay us our same royalty rate as required under the license agreement. As part of our strategy to take direct control of our European operations we have established our own operation in Europe and will directly produce, market and distribute the Fall 2007 line in Europe. We currently anticipate recognizing the significant majority of product revenue for the European Fall 2007 line in the third quarter of 2007. We recently completed the construction of our European headquarters in Anglet, France and delivered product samples to the European sales team for use in their meetings with customer accounts. In addition, we continue to build the necessary infrastructure to support these European operations.

We were founded in 1991 by Richard Woolcott and Tucker Hall in Orange County, California, the epicenter of boardsports culture. We reincorporated in Delaware in April 2005. We believe we were the first major apparel company founded on the boardsports of skateboarding, snowboarding and surfing. Our founders set out to build a company that combined their passion for these sports with their love of art, music and film. Since that time, Richard has led a committed, talented management team to create one of the leading action sports brands in the world. Stockholders may obtain a copy of our SEC reports, free of charge, from the SEC's website at www.sec.gov or from our website at www.volcom.com, or by writing to Investor Relations, Volcom, Inc., 1740 Monrovia Avenue, Costa Mesa, California 92627. Information contained on our website is not incorporated by reference herein.

Products

We design and distribute an innovative collection of young mens and young womens clothing and accessories inspired by the boardsports of skateboarding, snowboarding and surfing. Our products are created for participants in these sports, as well as those who affiliate themselves with the broader action sports lifestyle. All of our clothes and accessories are sold under the Volcom brand and typically retail at premium prices.

We have four primary product categories: mens, girls, boys and snow. The principal products sold within these categories are:

T-Shirts and Fleece. We believe our prints and designs distinguish our t-shirts and fleece from those of our competitors and are staple items for our consumers. The majority of these items display a distinctive art style, utilizing unique treatments, placements of screened images, designs and embroideries. On some of our t-shirts and fleece, we promote our Featured Artist Series, a program in which we work closely with boardsports athletes and relevant artists associated with our target market to design certain products. Most pieces prominently display the Volcom name or the Volcom Stone logo. The typical U.S. retail price for our t-shirts ranges from approximately $19 to $32, and from approximately $48 to $102 for our fleece.

Tops and Jackets. Our knit and woven tops and casual jackets are recognizable for their bold and creative styling. Many of our designs are built on traditional fashions, with a distinctive Volcom image or style feature that creates a distinguishing look our consumers have come to expect. The typical U.S. retail price for these items ranges from approximately $36 to $64 for knit and woven tops and approximately $50 to $270 for a casual jacket.

Bottoms. We design a variety of casual and dress pants, shorts and skirts. Our bottoms are generally made using cotton or cotton-blend fabrics. Our bottoms are designed to be both functional and distinctive and generally have one or more elements that provide a unique Volcom look. The typical U.S. retail price for our bottoms ranges from approximately $44 to $58 for shorts or skirts and approximately $50 to $64 for casual dress pants.

Denim. We first introduced our Volcom brand jeans in 1993 and they have become one of our most popular product lines. The design and construction of our denim products is directly influenced by our skateboard team. We offer denim products in a variety of washes and fits to suit individual preferences for appearance and functionality. The typical U.S. retail price for our denim products ranges from approximately $50 to $125.

Boardshorts. We introduced our boardshorts line in 1992. Our boardshorts are designed with input from our surf team and incorporate technical features such as mesh paneling and enhanced waterproof zipper fly technology. Our boardshorts are known for their art inspired prints and unique embellishments. The typical U.S. retail price for our boardshorts ranges from approximately $40 to $64.

Outerwear. Our outerwear products, which were introduced in 2000, consist of technically advanced jackets and pants that are designed to meet the demands of snowboarding. Our outerwear is designed with a number of technical features and fabrics and includes significant input from our snowboard team. Some of the technical aspects of our outerwear include Gore-Tex® fabrics, taped and welded seam construction, waterproof zippers and our patent pending Zip-Tech jacket/pant connection system. We believe that our outerwear provides consumers with a distinctive mix of fashion and technical performance, which distinguishes it from many of our competitors' products. The typical U.S. retail price for our outerwear ranges from approximately $100 to $360 for pants and approximately $140 to $470 for jackets.

Accessories. We also sell a variety of accessories such as hats, wallets, ties, belts and bags to complement our clothing lines. The typical U.S. retail price for our accessories ranges from approximately $20 for hats to approximately $190 for large bags.

Creedlers. We recently introduced a complete line of sandals, slippers and vulcanized slip-on footwear, branded Creedlers. These products are sold year round and are offered in our mens, boys and girls categories. They are generally distributed within our existing customer base. The typical U.S. retail price for the Creedlers ranges from approximately $12 to $44 for sandals, $32 to $40 for slippers and $42 to $110 for vulcanized slip-on footwear.

Swim. Our newest product launch is a girls swimwear line. The swimwear product complements our existing girls business and is merchandised with the girls sportswear, Creedlers and accessories. Our swimwear is generally distributed within our existing customer base. The typical U.S. retail price for the swimwear ranges from approximately $34 to $42 for swimwear tops and approximately $34 to $40 for swimwear bottoms.

V.co-Operative. We also partner with our team riders to design certain signature product styles, called V.co-Operative, such as the following:

- styles designed in conjunction with team riders Shaun White, Mark Appleyard, Ozzie Wright, Ryan Sheckler, Dean Morrison, Bjorn Leines, Claire Bevilacqua and Dustin Dollin;
- the Bruce Irons Amphibulator boardshort, which includes high-performance features inspired and tested by professional surfer Bruce Irons; and
- the Geoff Rowley slim fit jean, which possesses proven durability and function with stretch denim.

We also generate revenues from the sale of music produced by our label, Volcom Entertainment, and films produced by Veeco Productions, our film production division.

Product Design

We believe that our reputation for creativity and innovation enables us to design products that continuously evolve in style and functionality while remaining attractive to consumers in our target market and to our retail accounts. We have put in place design processes that we believe allow us to respond quickly to changing consumer tastes and preferences.

We employ a 32-person design team located in our Orange County, California headquarters and a 4-person design team located in our European headquarters. These teams are organized into groups that separately focus on our mens, girls, boys, snow, Creedler and girls swimwear categories. In addition to our in-house design team, each of our international licensees employs designers and merchandisers to create products that reflect local trends, while maintaining our brand image. Our in-house design team and designers from our international licensees generally meet several times each year to collaboratively develop designs that reflect fashion trends from around the world. Additionally, design teams for each product category participate in at least three trips per year to locations known for their influence on fashion and style, such as New York, Paris, London, Sydney and Tokyo. Our domestic designers and those of our international licensees share the majority of our seasonal styles, resulting in a consistent look for Volcom products sold worldwide. We also involve our team riders and core retail accounts in the design process. We believe that team rider input adds to the style and functionality of our products and reinforces the credibility and authenticity of our brand. We also believe that involving our retailers provides us with additional insight into consumer preferences.

Our design calendar is typically organized around four major seasons: spring/summer, fall, snow and holiday. As a result of the feedback gathered from our sponsored athletes and core retailers, we are able to incorporate new looks and features into each season's product line. These changes range from evolutions within our basic product lines to new fashion-forward styles.

Manufacturing and Sourcing

We generally contract for the manufacture of each of our product lines separately based on our fabric and design requirements. We do not own or operate any manufacturing facilities, and source our products from independently-owned manufacturers. Our apparel and accessories are generally purchased or imported as finished goods, and we purchase only a limited amount of raw materials. Our manufacturers operate facilities using advanced machinery and equipment, and we believe these manufacturers represent some of the strongest in their industry. In 2006 and 2005, we imported over 76% of our products from China, India and Mexico, with Asian manufacturers producing the majority of our imported products. Our t-shirts are screen-printed in the United States, which has resulted in short lead times and has enabled us to react quickly to reorder demand from our retailers and distributors.

We have developed a sourcing process that allows us to maintain production flexibility and to avoid the capital expenditures and ongoing costs of operating an in-house manufacturing function. During 2006, we contracted for the manufacture of our products with approximately 30 foreign manufacturers. Approximately 61%, 13% and 4% of our total product costs during 2006 and 46%, 25% and 5% of our product costs during 2005 were derived from manufacturing operations in China, Mexico and India, respectively. We also contract with five domestic screen printers. Other than Ningbo Jehson Textiles and Dragon Crowd, two of our manufacturers located in China that accounted for 12% and 15% of our product costs during 2006, respectively, and for 10% and 10% of our product costs during 2005, respectively, no single manufacturer of finished goods accounted for more than 10% of our production expenditures during 2006 or 2005. We do not have any long-term contracts with our manufacturers, choosing instead to retain the flexibility to re-evaluate our sourcing and manufacturing decisions. We evaluate our vendors primarily on the quality of their work, ability to deliver on time and cost. Representatives from our design and production staff visit and formally assess our foreign contract manufacturers approximately six times per year. We also use the services of third parties to assist us in quality control and to ensure that our manufacturers are in compliance with applicable labor practices. These third parties generally perform periodic social compliance audits, provide regular quality inspections, monitor delivery deadlines and assess overall vendor performance. We believe that our commitment to quality control and our monitoring procedures are an important and effective means of maintaining the quality of our products and our reputation among consumers.

We work directly with local sourcing agents aligned with foreign contract manufacturers to direct our production needs to factories that meet our quality and timing needs. We typically choose our manufacturers based on their expertise in specific product lines. Many of our manufacturers specialize in multiple product lines, allowing us to reallocate orders, if necessary, to manufacturers with whom we have established relationships. We believe this enhances the efficiency and consistency of our sourcing operations. In addition, we maintain relationships with numerous qualified manufacturers that are available to provide additional capacity on an as-needed basis. We regularly research, test and add alternate and back-up manufacturers to our network to ensure that we maintain a constant flow of products in order to meet the needs of our retailers and distributors. In addition, we source products with multiple vendors allowing for competitive pricing and manufacturing flexibility. Based on our historical experience with a wide range of manufacturers, we believe alternate manufacturing sources are available at comparable costs.

We arrange for the production of a majority of our products primarily based on orders received. We have traditionally received a significant portion of our customer orders prior to placement of our initial manufacturing orders. We use these early season orders, and our experience, to project overall demand for our products in order to secure manufacturing capacity and to enable our manufacturers to order sufficient raw materials. We believe that our ability to effectively forecast seasonal orders, combined with our flexible sourcing model, limits our sourcing risk, increases our ability to deliver our products to our customers on time, helps us better manage our inventory and contributes to our overall profitability.

Imports and Import Restrictions

Our independent buying agents, primarily in China, Hong Kong, India and, to a lesser extent, in other foreign countries, assist us in selecting and overseeing the majority of our independent third-party manufacturing and sourcing. These agents also monitor quota and other trade regulations in addition to facilitating our quality control function.

Our products manufactured abroad are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Quota represents the right, pursuant to bilateral or other international trade arrangements, to export amounts of certain categories of merchandise into a country or territory pursuant to a visa or license. Pursuant to the Agreement on Textiles and Clothing, quota on textile and apparel products was eliminated for World Trade Organization, or WTO, member countries, including the United States, Canada and European countries, on January 1, 2005. Notwithstanding quota elimination, China's accession agreement for membership in the WTO provides that WTO member countries (including the United States, Canada and European countries) may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged and are threatening to create a market disruption for such categories of products (so called "safeguard quota provisions").

During 2005, the United States and China agreed to a new quota arrangement, which will impose quotas on certain textile products through the end of 2008. In addition, the European Union also agreed with China on a new textile arrangement which imposed quotas through the end of 2007. While this new arrangement will not materially affect us in the first half of 2007 since our Spring 2007 European line will be produced, marketed and distributed by our European licensee, the arrangement could affect us once we begin to directly distribute our products in Europe during the second half of 2007. The United States may also unilaterally impose additional duties in response to a particular product being imported (from China or other countries) in such increased quantities as to cause (or threaten) serious damage to the relevant domestic industry (generally known as "anti-dumping" actions). We do not expect the limitations on imports from China to materially affect our operations because we believe we will be able to meet our needs from countries not affected by the restrictions or tariffs or from domestic sources. We intend to closely monitor our sourcing in China to avoid disruptions. The United States and other countries in which our products are manufactured and sold may, from time to time, impose new duties, tariffs, surcharges or other import controls or restrictions, including the imposition of "safeguard quota", or adjust presently prevailing duty or tariff rates or levels. In an effort to minimize our potential exposure to import risk, we actively monitor import restrictions and quota fill rates and, if needed, can shift production to other countries or manufacturers.

Distribution and Sales

We seek to enhance our brand image by controlling the distribution of our products and selling to retailers that we believe merchandise our products in an environment that supports and reinforces our brand image. Our customer base as of December 31, 2006, included approximately 1,350 retail accounts that operate approximately 3,900 store locations (of which approximately 1,150 accounts that operated approximately 2,950 stores are located in the United States) and 12 distributors in countries not serviced by our licensees. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Macy's West, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Utility, Val Surf, West Beach and Zumiez. We encourage our retailers to maintain specific merchandise presentation standards. Our products are offered over the Internet through selected authorized online retailers. At December 31, 2006, we operated three Volcom branded retail stores located in Southern California, where we believe we can best present our brand message directly to the consumer. We are currently evaluating opening approximately four Volcom branded retail stores during 2007 to be located primarily in Hawaii and California. In addition to our retail accounts, we sell to distributors in Latin America, Asia Pacific and other developing markets throughout the world. We distribute our products directly in Canada.

Our specialty retailers attract skateboarders, snowboarders and surfers who we believe have influence over fashion trends and demand for boardsports products. We focus on our relationships with these specialty retailers, as we believe they represent the foundation of the boardsports market. We collaborate with our specialty retailers by providing in-store marketing displays, which include racks, wall units and point-of-purchase materials that promote our brand image. We believe that these programs have enabled us to grow our sales within these accounts and will enable us to increase our floor space going forward. We also sponsor events and programs at our retailers such as autograph signings and boardsport demonstrations with our team riders. We believe that our relationships with our retailers are a critical element of our success.

We maintain a national sales force of approximately 28 independent sales representatives. These representatives are compensated on a commission basis, which we believe provides them with strong incentives to promote our products. We are typically the exclusive apparel brand sold by these representatives, who may also sell complementary products from other companies. For certain of our larger retail accounts and distributors, we manage the sales relationship in-house rather than using independent sales representatives.

We employ an in-house sales team to serve major national accounts, such as Zumiez, Pacific Sunwear, Nordstrom, Macy's West, and Tilly's. We currently have six employees dedicated to our major accounts. We also employ an in-house sales team to serve international territories not represented by one of our international licensees, such as Canada, Asia Pacific and Latin America. We currently have three employees dedicated to this effort who build and maintain relationships in those markets.

In order to maintain sufficient inventories to meet the demands of our retailers, we typically pre-book orders in advance of delivery. None of our sales agreements with any of our customers provides for any rights of return. As is customary in our industry, we do approve returns on a case-by-case basis at our sole discretion to protect our brand and our image.

We inspect, sort, pack and ship substantially all of our products, other than those sold by our licensees or in Canada, from our distribution center located at our headquarters in Orange County, California. We distribute our products sold in Canada through a third-party distribution center located in Kamloops, British Columbia. All products received into these distribution centers are subject to our strict quality control standards, which include cross-referencing each style back to the pre-production and fit comments, which were made throughout the production cycle, reviewing design comments against product shipments, overall shipment inspection for water or other damage by our receiving department, and garment inspection and specification measurements by our quality control department.

Licensing

We serve Europe (through the distribution of our Spring 2007 line in Europe), Australia, Brazil, South Africa and Indonesia through license agreements with five independent licensees. As part of our international strategy, we expect to produce, market and distribute our products directly in Europe beginning with the introduction of our Fall 2007 line. We have a 13.5% ownership interest in our Australian licensee, Volcom Australia. As of December 31, 2006, Volcom branded products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, over 460 store locations in Brazil, approximately 100 store locations in South Africa and approximately 90 store locations in Indonesia.

Our international license agreements grant our licensees exclusive, non-transferable rights to produce and sell specified Volcom branded products in their respective geographic areas. Our licensees pay us a specified royalty rate on their sales of these products. The license agreements require the licensee to follow our quality and design standards so that all products sold by licensees are consistent with the style, image, design and quality of other products we sell. We retain the right to require each licensee to discontinue selling any product that we believe does not meet our quality and design requirements. Each licensee is also required to provide us with samples of the Volcom branded products it intends to sell.

Our international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date
Europe	December 31, 2006 (expired)	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014

In the future, we may assume responsibility for serving territories that are currently represented by our licensees in order to better control our international distribution and branding. We may accomplish this by acquiring some of our licensees or by establishing our operations abroad in anticipation of the expiration of our license agreements. We believe directly controlling our international distribution will result in increased international revenues and profitability. All of our license agreements, except our European license agreement, which has expired, may be extended at the option of the licensee for an additional five-year term after the initial expiration of the agreement. Pursuant to our international growth strategy, we established our own operations in Europe in anticipation of the expiration of our licensing agreement with our European licensee on December 31, 2006. We recently completed the construction of our European headquarters in Anglet, France and delivered product samples to the European sales team for use in their meetings with customer accounts. In addition, we continue to build the necessary infrastructure to support these European operations.

Advertising and Promotion

Our brand message blends elements of boardsports, fashion, art, music and film. We employ a multi-faceted advertising and promotion strategy. We do not generally use outside marketing agencies, preferring instead to utilize our internal marketing and art departments to create our advertisements and manage our various grassroots programs. Our advertising and promotional strategy consists of athlete sponsorship, Volcom branded events, print advertisements, music, film, our featured artist series, our Volcom branded retail stores and online marketing programs.

Athlete Sponsorship

We believe that sponsoring high-profile skateboarding, snowboarding and surfing athletes, as well as supporting emerging talents, is an essential promotional tool to continue building our brand. We believe our association with top athletes builds brand equity and authenticity, and strengthens the link between our products and our target consumers. We seek credibility in our target market by maintaining a strong sponsorship presence in our three boardsports in order to differentiate us from our competitors.

We sponsor domestic and international teams of leading athletes that wear our apparel, use our products and prominently display the Volcom brand and the Volcom Stone logo in competitions and other public appearances. We also produce films featuring our athletes, and support contests and other events in which our athletes promote our products. Some of our best-known athletes in each of our three boardsports include the following:

Skateboarding

- Geoff Rowley — Geoff won the prestigious Thrasher Skater of the Year in 2001 and has been on the cover of many major skateboard publications.

- Mark Appleyard — Mark was crowned the Transworld Street Skater of the Year in 2003, the Thrasher Skater of the Year in 2003 and won the Transworld Reader's Choice Award for 2004.
- Ryan Sheckler — Ryan turned professional in 2003 at the age of thirteen. Since turning professional, he has been crowned the overall winner of the Dew Action Sports Tour in the skateboard park event and the athlete of the year for the entire tour in 2005 and 2006, placed first at the Vans Triple Crown in 2005, the Slam City Jam in Vancouver, Canada in 2003, the 2003 X Games Park Final, the Gravity Games in 2003 and the LG Action Sports Contest in 2004. He also placed second at the 2005 World Globe Cup. Ryan is featured in the 2005 version of Tony Hawk's Underground video game. He is also featured in the most recent version of Tony Hawk's video game "Project 8". In addition, Ryan won the 2006 Champion of Globe's Global Assault skateboard contest in Australia. Ryan was also selected as one of Sport Illustrated's Top 10 Crowd Pleasers of 2005. Fuel TV crowned Ryan the 2006 Skateboarder and Rider of the Year at the Arby's Action Sports Awards.
- Lauren Perkins — Lauren is a young skateboarder from Huntington Beach, California. She recently placed second at the Globe World Championship in Australia. Lauren was also recently featured on the cover of the women's action sports magazine, SG.

Snowboarding

- Shaun White — Shaun is one of the most versatile boardsport athletes in the world, performing at a championship level in both snowboarding and skateboarding. Shaun's many achievements include: 2006 Winter Olympics gold medalist in the snowboard halfpipe, four-time X Games Champion, two-time Session-At-Vail Champion, Nippon Open Champion, Grand Prix in Lake Placid Champion, Air & Style Champion, Arctic Challenge Champion, U.S. Open Champion, and Vans Triple Crown Slopestyle and Super-Pipe Champion. Shaun was voted the 2006 Rider of the Year by Transworld Snowboarding, received the 2006 Readers Choice Award by Transworld Snowboarding and was ranked the top rider of the year by Snowboarder Magazine.
- Terje Haakonsen — Terje's championships include, among others, two-time Air & Style Champion, three-time U.S. Open Half-Pipe Champion, three-time International Snowboard Federation World Half-Pipe Champion, six-time Mt. Baker Banked Slalom Champion and five-time European Half-Pipe Champion. Recently, Terje set the world record (9.8 meters) for the biggest backside 360 at the 2007 Arctic Challenge.
- Bjorn Leines — Bjorn placed fourth in Slopestyle at the 2005 X Games, won the 2003 Red Bull Heavy Metal, has twice been ranked second by Snowboarder magazine for Rider of the Year, is a featured rider in Xbox games Amped and Amped 2 and has been a Transworld Snowboarding Magazine Reader's Choice Award nominee.
- Janna Meyen — Janna is a 2004, 2005 and 2006 X Games gold medalist and was crowned the 2004 Women's Rider of the Year by Transworld Snowboarding Magazine. Her abilities range from big mountain riding to halfpipe, slopestyle and handrails.
- Elena Hight — Elena was the youngest member of the 2006 U.S. Winter Olympic Snowboarding team and placed sixth at the Winter Olympic Halfpipe event. Elena won the Vans Cup snowboard halfpipe competition in 2007. She also won the Overall Burton Abominable Snow Jam in 2006, placed second at the first two Grand Prix of Snowboarding events of the 2006/2007 season and placed third at the Winter X Games in 2007. She was voted Womens 2006 Rookie of the Year by Transworld Snowboarding Magazine and the 2006 Grom of the Year at the Fuel Action Sports TV Awards.

Surfing

- Bruce Irons — Bruce is beginning his fourth year of the Association of Surfing Professionals, or ASP, World Championship Tour, or WCT. Bruce won the 2005 Eddie Aikau Big Wave Invitational at Waimea Bay in Hawaii and the Mr. Price Pro, a six-star WQS event. Bruce has also won the prestigious WCT Pipemasters event, held at the Banzai Pipeline on the North Shore of Oahu. Bruce was voted ASP Rookie of the Year for the 2004 WCT season and finished in fourth place in the 2006 Surfer Magazine Readers Choice Poll.

- Dean Morrison — Dean is one of the best Australian surfers and is also on the ASP WCT. He won the WCT event at his home break at Snapper Rock, Australia in 2003. Dean finished tenth in the world on the ASP's WCT tour in 2006. Dean has also been featured on many major magazine covers in Australia.

- Claire Bevilacqua — Claire is beginning her third year on the Womens World Championship Tour. She recently placed third in the Honolua Womens WCT event. In February 2006, Claire was crowned the 2005 ASP Women's Rookie of the Year. Claire placed sixth in the 2004 World Qualifying Series and placed third in the 2005 Bells Beach, Australia WCT contest.

We sponsor additional high-profile boardsport athletes. Some of these athletes include Dustin Dollin, Rune Glifberg, Darrell Stanton, Caswell Berry, Wille Yli-Luoma, Seth Huot, Gigi Ruf, Gavin Beschen and Ozzie Wright.

We have contractual relationships with our sponsored athletes whereby we compensate them for promoting our products. Sponsorship arrangements are typically structured to give our athletes financial incentives to maintain a highly visible profile. Our contracts typically grant us an unlimited license for the use of the athletes' names and likenesses, and typically require the athletes to maintain exclusive association with our apparel. In turn, we agree to make cash payments to the athletes for various public appearances, magazine exposure and competitive victories while wearing our products. In addition to cash payments, we also generally provide limited free products for the athletes' use, and fund some travel expenses incurred by sponsored athletes in conjunction with promoting our products.

Volcom Branded Events

An important aspect of our marketing platform is our creation and support of grassroots skateboard, snowboard and surfing events in markets worldwide. We describe the driving philosophy behind many of these events as "Let The Kids Ride Free," which we believe embodies our anti-establishment brand image. We believe that these events help our brand reach a wide audience within our target market. Hundreds of competitors and spectators typically attend these events.

We run a separate contest series for each of skateboarding, snowboarding and surfing. These contests include the Wild in the Parks Skate Series, the Peanut Butter and Rail Jam Snow Series and the Totally Crustaceous Surf Series. These contests are held around the world both by us and by our international licensees. At these events, we emphasize fun and excitement for participants and spectators. The contests are open on a first-come, first-served basis and entry is free, so amateurs and first time competitors can compete alongside professionals. Additionally, free beverages and food are often provided, along with giveaways from us and other companies. We have recently created a global championship event for each series where we invite the top qualifiers from each event to compete.

We organize, produce and manage these events through our internal marketing department, which is responsible for choosing venues, arranging sponsored athlete attendance, marketing and working at each contest. By promoting Volcom branded events throughout the year, we are able to collect consumer feedback and insight that, we believe, allows us to keep our brand connected to our target market and enables us to keep our products fresh and relevant.

Print Advertisements

We place the majority of our print advertisements in boardsports magazines such as Thrasher, Transworld Skateboarding and Snowboarding, Snowboarder, Surfing and Surfer. We also advertise in fashion lifestyle magazines such as Anthem, Flaunt and Swindle. We combine athletes, lifestyle, innovative visual designs and our unique style into our advertisements. Our internal art department designs all of our advertisements, including most of those placed in international publications to support our licensees. We do not generally use outside advertising agencies. By maintaining complete creative control of our advertisements, we are able to ensure that our brand image remains consistent with our heritage and passion for action sports. We currently design and place approximately 30 different advertisements per month in publications that we believe effectively reach our target market.

Music

We operate our own music label, Volcom Entertainment, which identifies and signs musical artists and produces and distributes recordings in the form of CDs, digital downloads and wireless media through our retail accounts, music retailers and online distribution channels. Some of our best-known artists include Valient Thorr, a rock band from Chapel Hill, North Carolina; Riverboat Gamblers, a rock band from Austin, Texas; ASG, a rock band from Wilmington, North Carolina; Totimoshi, a rock band from Oakland, California; and Birds Of Avalon, a rock band from Raleigh, North Carolina. We believe that this component of our marketing platform provides us with a creative and artistic medium to connect with our target market and differentiates us from our competitors. As of December 31, 2006, our music label had distributed over 50 titles and sold over 275,000 units worldwide.

While we currently generate modest revenues from sales of music, these products reinforce our brand image. To promote our music artists, we have operated "The Volcom Stage" since 1999 as part of the Vans Warped Tour, an annual music festival. We also operate and sponsor an annual music competition for unsigned rock bands called the "Band Joust." Additionally, our bands play at tradeshows, account demonstrations and other Volcom events. We have entered into a distribution arrangement with WEA Rock LLC, pursuant to which ADA, a music distribution company owned by Warner Music Group, distributes our music. This arrangement provides us with a greater array of distribution options for our bands. We intend to continue to promote Volcom Entertainment as an enhancement to our brand.

Film

We produce skateboarding, snowboarding and surfing films that feature our sponsored athletes through Veeco Productions, our film production division. We started this division in 1993, and believe that our films, like our music, are an integral part of our marketing and branding efforts.

Veeco has produced over 15 films including *Alive We Ride, The Garden, Subjekt: Haakonsen, Magnaplasm, Chichagof* and *The Bruce Movie.* In 2006, we released our newest snowboarding movie *Escramble.* Our films have been critically acclaimed and have won awards such as Best Core Film at the X-Dance Film Festival, Best Cinematography for a Snow Movie at the Unvailed Band and Board Event, Surfer Magazine's Video of the Year and Surfer Magazine's Video Award for Best Performance by a Male Surfer (Bruce Irons — twice). In our films, we feature Volcom team riders such as Geoff Rowley, Shaun White, Terje Haakonsen and Bruce Irons wearing Volcom branded products, which emphasizes our boardsports heritage and close association with leading boardsports athletes. Our films are distributed to our retail customers, as well as music and video stores and rental chains. We have typically produced and distributed approximately one to two new films per year, and we are currently working on two projects to be released in 2007.

Featured Artist Series

In 1995, we introduced the Volcom Featured Artist Series. This series was developed to showcase the artistic depth of our brand. We produce t-shirts and other products featuring the artwork of team riders, employees and other talented artists affiliated with us and the action sports community. The art created by our featured artists has been shown in art shows around the world, including exclusive exhibits at our 126 La Brea retail store in Los Angeles. The Volcom Featured Artist Series is important to our brand and differentiates us from our competition.

Retail

We currently operate three Volcom branded retail stores located in Southern California. We believe that operating company-owned, branded retail stores is an effective way for us to promote our products, athletes and brand image. The Volcom stores are stocked with much of our product line, as well as limited edition goods only available in our stores. Our Volcom stores regularly host events with our athletes, Volcom featured artists and musicians, which attract consumers and enable us to showcase our brand. The design and layout of the stores, which include an assortment of our apparel, art presentations, a music listening station with Volcom Entertainment titles and a Veeco Productions section with all of our film titles, exemplifies our philosophy of change and youth culture. We are evaluating a limited number of markets for future Volcom stores. We are currently evaluating opening approximately four Volcom branded retail stores during 2007 to be located primarily in Hawaii and California. Our licensees currently operate Volcom branded retail stores in such places as Kuta Beach, Bali and Hossegor, France, which are two of the most famous surfing destinations in the world.

The Volcom Pipehouse

In February 2007, we purchased one of the most famous houses in surfing history directly in front of the Pipeline surf break on the North Shore of Oahu, Hawaii, commonly referred to as the Pipehouse. This house is our second residence in front of the world renowned Pipeline surf break. This home will be the headquarters for top Volcom team riders and will also be used as a research and development center for product design and testing and retailer roundtables. The original Volcom house will continue to accommodate the majority of Volcom's domestic and international up-and-coming team riders and serve as a marketing location throughout the year. We believe these two properties provide Volcom with a unique global marketing platform.

Online Marketing

Our website, located at www.volcom.com, serves as an additional medium for us to communicate our brand message. Visitors to our website are able to view our line of apparel and accessories, read news releases, learn about our team riders and view information about our Volcom branded events. Our website offers a directory of our traditional, store-based retailers and we sell our films and music direct to consumers on our website. We do not generally sell apparel on our website, other than certain Volcom Entertainment products, but we do provide links to select online retailers. As a means to further connect with our core consumers, we allow visitors to sign-up for email distribution of periodic news releases as well as updates on our product line, team riders and Volcom branded events. Information contained on our website does not constitute part of, nor is it incorporated into, this Form 10-K.

Competition

We compete globally with companies of various size and scale, many of whom are significantly larger than we are and have substantially greater resources than we have. We believe our most significant direct competitors currently include Quiksilver Inc., including the Quiksilver, Roxy and DC brands; Billabong International Limited, including the Billabong and Element brands; and Burton. We also compete with smaller companies that focus on one or more boardsport segments. The boardsports market is susceptible to rapid changes in consumer preferences, which could affect acceptance of our products.

We compete primarily on the basis of successful brand management and recognition, marketing and product design, style, performance and quality. We believe that we compete favorably with our competitors on these bases, although because several of our competitors are public companies with greater resources than we have, they have been able to allocate these resources toward brand building and marketing programs that are greater in scope and size than ours. In order to further our success and continued growth we believe it will be necessary to:

- maintain our reputation as a popular lifestyle brand among the skateboarding, snowboarding and surfing community and others who associate themselves with the action sports youth lifestyle;
- continue to develop and respond to global fashion and lifestyle trends in our target market;
- advance our brand as an authentic, "anti-establishment" brand while continuing to grow as a global business;
- design stylish, high-quality products at appropriate prices for our target market; and
- continue to convey our lifestyle message to our target market worldwide.

Principal Customers

As of December 31, 2006, our customer base included approximately 1,350 accounts that operated approximately 3,900 store locations (of which approximately 1,150 accounts that operated approximately 2,950 stores are located in the United States) and 12 distributors in international territories not serviced by one of our licensees. In 2006, 2005 and 2004, 44%, 47% and 44%, respectively, of our product revenues were derived from our five largest customers. Other than Pacific Sunwear, which accounted for 26%, 29% and 27% of our product revenues in 2006,

2005 and 2004, respectively, no single customer accounted for more than 10% of our product revenues during 2006, 2005 or 2004.

Credit and Collection

We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of products within our snow category, consistent with industry practice, we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. However, throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer's creditworthiness. We continually monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collections issues that are identified. While such credit losses have historically been within our expectations and reserves, we cannot assure you that we will continue to experience the same credit loss rates we have experienced in the past.

Trademarks

We own the Volcom and Volcom Stone Design trademarks and various combinations of these marks in approximately 100 countries around the world. Our trademarks, many of which are registered or subject to pending applications in the United States and other nations, are mainly for use on apparel and related accessories and for retail services. We also apply for and register our Volcom Entertainment and Veeco Productions trademarks in the United States and internationally mainly for use with our music and film products. We believe our trademarks and our other intellectual property are crucial to the successful marketing and sale of our products, and we attempt to vigorously prosecute and defend our rights throughout the world. Each trademark registered with the U.S. Patent and Trademark Office has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. Trademarks registered outside of the United States typically have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application.

Government Regulation

Our products are subject to governmental health safety regulations in most countries where they are sold, including the United States, the European Union and Australia, as well as import duties and tariffs on products being imported into countries outside of the United States. In addition, we are subject to various state and Federal regulations generally applicable to similar businesses. We regularly inspect our production techniques and standards for compliance with applicable requirements including the Customs Trade Partnership Act Against Terrorism.

Management Information Systems

We use an integrated software package for substantially all of our operations. The software package is specifically designed for apparel distributors and producers. This software package is used for stock keeping unit, or SKU, management and classification inventory tracking, purchase order management, merchandise distribution, automated ticket generation, general ledger functions, sales auditing, accounts payable management and integrated financial management. The system provides summary data for all departments and a daily executive summary report used by management to observe business and financial trends.

Employees

We believe our employees are among our most valuable resources and have been an important part of our success. As of December 31, 2006, we had a total of 259 full-time employees, including 78 in sales, art and marketing, 55 in general and administration, 36 in design and development, 38 in manufacturing support and 52 in warehousing operations. We are not party to any labor agreements and none of our employees is represented by a labor union. We consider our relationship with our employees to be excellent and have never experienced a work stoppage.

ITEM 1A. *RISK FACTORS*

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere, and the other information contained, in this Report and in our other filings with the SEC, including our subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock will likely decline, and you may lose all or part of your investment.

Our earnings may be adversely affected by the discontinuance of our licensing relationship in Europe and the additional expenses incurred while taking direct control of the Volcom brand in Europe.

Since 1996, we have conducted our operations in Europe through a licensee. Our European licensing revenues were $2.3 million, $1.7 million and $1.5 million in 2006, 2005 and 2004 respectively. We are currently in the process of taking direct control of the Volcom brand in Europe. Through the first half of 2007, we will only generate royalty revenue from our European licensee and will not generate any significant revenue from our direct European operations. During this time, we expect to incur significant costs as we continue to build infrastructure and hire additional personnel to support the European business. These additional costs will cause a significant increase and ramp up in our selling, general and administrative expenses. These additional expenses will not generate any additional revenue during the first half of 2007 and will decrease our earnings and affect our overall financial performance during this period.

One retail customer represents a material amount of our revenues, and the loss of this retail customer or reduced purchases from this retail customer may have a material adverse effect on our operating results.

Pacific Sunwear accounted for approximately 26% of our product revenues in 2006 and approximately 29% in 2005. We do not have a long-term contract with Pacific Sunwear, and all of its purchases from us have historically been on a purchase order basis. Sales to Pacific Sunwear increased 18%, or $8.3 million, for 2006 compared to 2005. However, we may see sales to Pacific Sunwear decline, and we currently expect a decrease in sales to Pacific Sunwear for 2007 compared to 2006. It is unclear where our sales to Pacific Sunwear will trend in the longer term. We recognize that any customer concentration creates risks and we are, therefore, assessing strategies to lessen our concentration with Pacific Sunwear. We cannot predict whether such strategies will reduce, in whole or in part, our sales concentration with Pacific Sunwear in the near or long term. Because Pacific Sunwear has represented such a significant amount of our product revenues, our results of operations are likely to be adversely affected by any Pacific Sunwear decision to decrease its rate of purchases of our products. Any further decrease in its purchases of our products or if it no longer purchases our products or a change in the timing of its orders will have an additional adverse affect on our operating results.

If our new product initiatives are not accepted by our customers or if we are unable to maintain our margins, it could materially affect our financial performance.

We are currently in the process of introducing several new product lines, including our Creedlers sandals and slip-on footwear, girls swimwear and kids lines. These categories are subject to intense competition in the marketplace. As is typical with new products, market acceptance of these new lines is uncertain and achieving market acceptance may require substantial marketing efforts and expenditures. We also cannot assure you that these new products will have the same or better margins than our current products. The failure of the new product lines to gain market acceptance or our inability to maintain our current product margins with the new lines could adversely affect our business, financial performance and brand image.

If our marketing efforts do not effectively maintain and expand our brand name recognition, we may not be able to achieve our growth strategy.

We believe that broader recognition and favorable perception of our brand by consumers in our target market is essential to our future success. To increase brand recognition, we believe we must continue to devote significant amounts of time and resources to advertising and promotions. These expenditures, however, may not result in an increase in favorable recognition of our brand or a sufficient increase in revenues to cover such advertising and promotional expenses. In addition, even if our brand recognition increases, our consumer base and our revenues may not increase, and may in fact decline, either of which could harm our business.

If we are unable to continue to develop innovative and stylish products, demand for our products may decrease and our brand image may be harmed.

The boardsports apparel industry is subject to constantly and rapidly changing consumer preferences based on fashion trends and performance features. Our success depends largely on our ability to anticipate, gauge and respond to these changing consumer demands and fashion trends in a timely manner while preserving the relevancy and authenticity of our brand. In addition, we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured.

Our success is largely dependent upon our ability to continue to develop innovative and stylish products. As is typical with new products, market acceptance of new designs and products we may introduce is subject to uncertainty. We cannot assure you that our efforts will be successful. The failure of new product designs or new product lines to gain market acceptance could adversely affect our business and our brand image. Achieving market acceptance for new products may also require substantial marketing efforts and expenditures to expand consumer demand. These requirements could strain our management, financial and operational resources. If we do not continue to develop stylish and innovative products that provide better design and performance attributes than the products of our competitors and that are accepted by consumers, we may lose consumer loyalty, which could result in a decline in our revenues and market share.

Changes in the mix of retailers to whom we distribute our products could impact our gross margin and brand image, which could have a material adverse effect on our results of operations.

We sell our products through a mix of retailers, including specialty boardsports retailers and several retail chains. Although we do not currently anticipate material changes in the mix of our retail customers, any such changes could adversely affect our gross margin and could negatively affect both our brand image and our reputation with our consumers. A negative change in our gross margin or our brand image and acceptance could have a material adverse effect on our results of operations and financial condition.

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our revenues from $57.1 million in 2002 to $205.3 million in 2006. We anticipate our rate of growth in the future will depend upon, among other things, the success of our growth strategies, which we cannot assure you will be successful. In addition, we may have more difficulty maintaining our prior rate of growth of revenues and profitability. Our future success will depend upon various factors, including the strength of our brand image, the market success of our current and future products, competitive conditions and our ability to manage increased revenues, if any, or implement our growth strategy. In addition, we anticipate significantly expanding our infrastructure and adding personnel in connection with our anticipated growth, which we expect will cause our selling, general and administrative expenses to increase in absolute dollars and which may cause our selling, general and administrative expenses to increase as a percentage of revenue. Because these expenses are generally fixed, particularly in the short-term, operating results may be adversely impacted if we do not achieve our anticipated growth.

Future growth may place a significant strain on our management and operations. If we continue to experience growth in our operations, our operational, administrative, financial and legal procedures and controls may need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our operating results could be adversely affected.

Our business could be harmed if we fail to maintain proper inventory levels.

We have traditionally received a substantial portion of our customer orders prior to placement of our initial manufacturing orders. However, we also maintain an inventory of selected core products that we anticipate will be in high demand, such as t-shirts. We may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, or the sale of excess inventory at discounted or close-out prices, all of which could adversely affect our gross margins. These events could significantly harm our operating results and impair our brand image. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Inventory shortages might result in unfilled orders, negatively impact retailer relationships, diminish brand loyalty and result in lost revenues, any of which could harm our business.

If we are unable to maintain and expand our endorsements by professional athletes, our ability to market and sell our products may be harmed.

A key element of our marketing strategy has been to obtain endorsements from prominent boardsports athletes, which contributes to our authenticity and brand image. We believe that this strategy has been an effective means of gaining brand exposure worldwide and creating broad appeal for our products. We cannot assure you that we will be able to maintain our existing relationships with these individuals in the future or that we will be able to attract new athletes to endorse our products. Larger companies with greater access to capital for athlete sponsorship may in the future increase the cost of sponsorship for these athletes to levels we may choose not to match. If this were to occur, our sponsored athletes may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other comparable athletes.

We also are subject to risks related to the selection of athletes to endorse our products. We may select athletes who are unable to perform at expected levels or who are not sufficiently marketable. In addition, negative publicity concerning any of our athletes could harm our brand and adversely impact our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective.

If we fail to secure or protect our intellectual property rights, counterfeiters may be able to copy and sell imitations of our products and competitors may be able to use our designs, each of which could harm our reputation, reduce our revenues and increase our costs.

We rely on intellectual property laws to protect our proprietary rights with respect to our trademarks and pending patents. We are susceptible to injury from the counterfeiting of our products, which may harm our reputation for producing high-quality products or force us to incur additional expense in enforcing our rights. It is difficult and expensive to detect and prevent counterfeiting. Despite our efforts to protect our intellectual property, counterfeiters may continue to violate our intellectual property rights by using our trademarks and imitating our products, which could potentially harm our brand, reputation and financial condition.

Since our products are sold internationally, we are also dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot be certain that our efforts to protect our intellectual property will be successful or that the costs associated with protecting our rights abroad will not negatively impact our results of operations. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular trademark, which could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which would harm our results of operations. Aside from infringement claims against us, if we fail to secure or protect our intellectual property rights, our competitors may be able to use our designs. If we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed.

Our current executive officers and management personnel are critical to our success, and the loss of these individuals could harm our business, brand and image.

We are heavily dependent on our current executive officers and management. The loss of any executive officers or management personnel, or the inability to attract or retain qualified personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage our brand image. We believe that our future success is highly dependent on the contributions, talents and leadership of Richard Woolcott, our President, Chief Executive Officer and founder. While our other key executive officers have substantial experience and have made significant contributions to our business, Richard remains a driving force behind our brand image and philosophy. We have not entered into an employment agreement with Richard and we cannot be certain that he will stay with us. Richard's services would be very difficult to replace. We do not carry key man insurance and do not expect to carry such insurance in the future. We may not be able to retain our current executive officers and management personnel, which could have a material adverse effect on our results of operations.

Our ability to attract and retain qualified design and sales and marketing personnel is critical to our success, and any inability to attract and retain such personnel could harm our business.

Our future success may also depend on our ability to attract and retain additional qualified design and sales and marketing personnel. We face competition for these individuals worldwide, and there is a significant concentration of boardsports apparel and action sports companies based in and around our headquarters in Orange County, California. We may not be able to attract or retain these employees, which could have a material adverse effect on our results of operations and financial condition.

We do not have long-term contracts with any of our retailers, and the loss of orders for our products from our retailers may have a material adverse effect on our operating results.

We do not maintain long-term contracts with any of our retailers, and retailers generally purchase products from us on a purchase order basis. As a result, our retailers generally may, with little or no notice or penalty, decide to cease ordering and selling our products, or could materially reduce their orders in any period. If certain retailers, individually or in the aggregate, choose to no longer sell our products, it may be difficult for us to change our distribution to other retailers in a timely manner, which could have a material adverse effect on our financial condition and results of operations.

Any inability to receive timely deliveries from our manufacturers could harm our business.

We face the risk that the manufacturers with whom we contract to produce our products may not produce and deliver our products on a timely basis or at all. Our products are generally produced by independent, foreign manufacturers. In 2006, we used approximately 30 of such manufacturers. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. The failure of any manufacturer to perform to our expectations could result in supply shortages or untimely deliveries of certain products, either of which could harm our business.

If the United States continues to impose tariffs and import quota restrictions on products manufactured in China and we are unable to obtain sufficient product from countries other than China or from domestic sources, or if the products we obtain from these other countries or domestic sources are of insufficient quality, it could materially affect our gross margin and financial performance.

Virtually all of our merchandise imported into the United States is subject to duties. Until January 1, 2005, our apparel merchandise was also subject to quota. Quota represents the right, pursuant to bilateral or other international trade arrangements, to export amounts of certain categories of merchandise into a country or territory pursuant to a visa or license. Pursuant to the Agreement on Textiles and Clothing, quota on textile and apparel products was eliminated for World Trade Organization, or WTO, member countries on January 1, 2005. Notwithstanding quota elimination, China's accession agreement for membership into the WTO provides that WTO member countries (including the United States, Canada and European countries) may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged and are threatening to create a market disruption for such categories of products (so called "safeguard quota provisions"). The United States may also unilaterally impose additional duties in response to a particular product being imported (from China or other countries) in such increased quantities as to cause (or threaten) serious damage to the relevant domestic industry (generally known as "anti-dumping" actions). In addition, the European Union also agreed with China on a new textile arrangement which imposed quotas through the end of 2007. While this new arrangement will not materially affect us in the first half of 2007 since our Spring 2007 European line will be produced, marketed and distributed by our European licensee, the arrangement could affect us once we begin to directly distribute our products in Europe during the second half of 2007. Additionally, China has imposed an export tax on all textile products manufactured in China. The United States and other countries in which our products are manufactured and sold may, from time to time, impose new duties, tariffs, surcharges or other import controls or restrictions, including the imposition of "safeguard quota", or adjust presently prevailing duty or tariff rates or levels. The establishment of these quotas or additional quotas or duties could cause disruption in our supply chain and could materially adversely affect our gross margin and financial performance.

Any shortage of raw materials could impair our ability to ship orders of our products in a cost-efficient manner or could cause us to miss the delivery requirements of our customers, which could harm our business.

The capacity of our manufacturers to manufacture our products is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in delays in deliveries of our products by our manufacturers or in increased costs to us. Any shortage of raw materials or inability to control costs associated with manufacturing could increase the costs for our products or impair our ability to ship orders of our products in a cost-efficient manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.

If we are required to establish new manufacturing relationships due to the termination of current key manufacturing relationships with large contractors such as Ningbo Jehson Textiles and Dragon Crowd, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenue.

Our manufacturers could cease to provide products to us with little or no notice. Two contractors, Ningbo Jehson Textiles and Dragon Crowd accounted for 12% and 15%, respectively, of our product costs in 2006, and 10% and 10%, respectively, of our product costs in 2005. A loss of either or both of these manufacturers or other key manufacturers may result in delayed deliveries to our retailers, could adversely impact our revenues in a given season and may require the establishment of new manufacturing relationships, which involves numerous uncertainties, such as whether the new manufacturers will perform to our expectations and produce quality products in a timely, cost-efficient manner on a consistent basis, either of which could make it difficult for us to meet our retailers' orders on satisfactory commercial terms. If we are required to establish new manufacturing relationships, we would likely experience increased costs in seeking out such relationships, disruptions in the manufacture and shipment of our products while seeking alternative manufacturing sources and a corresponding loss of revenues.

Our business could suffer if any of our or our licensees' key manufacturers fails to use acceptable labor practices.

It is difficult to monitor and control the labor practices of our independent manufacturers. The violation of labor or other laws by an independent manufacturer utilized by us or a licensee of ours, or the divergence of an independent manufacturer's or licensing partner's labor practices from those generally accepted as ethical in the United States, could damage our reputation or interrupt, or otherwise disrupt the shipment of finished products to us or our licensees if such manufacturer is ordered to cease its manufacturing operations due to violations of laws or if such manufacturer's operations are adversely affected by such failure to use acceptable labor practices. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.

We may not be able to compete effectively, which could cause our revenues and market share to decline.

The boardsports apparel industry, and the apparel industry in general, is highly competitive. We compete with numerous domestic and foreign designers, distributors, marketers and manufacturers of apparel, accessories and other related products, some of which are significantly larger and have greater resources than we do. We believe that in order to compete effectively, we must continue to maintain our brand image and reputation, be flexible and innovative in responding to rapidly changing market demands and consumer preferences, and offer consumers a wide variety of high-quality apparel at premium prices. We compete primarily on the basis of brand image, style, performance and quality.

The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product design. Several of our competitors enjoy substantial competitive advantages, including greater brand recognition, longer operating histories, more comprehensive product lines and greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences, which could result in a decline in our revenues and market share.

We may be adversely affected by the financial condition of our retailers.

Some of our retailers have experienced financial difficulties in the past. A retailer experiencing such difficulties will generally not purchase and sell as many of our products as it would under normal circumstances and may cancel orders. In addition, a retailer experiencing financial difficulties generally increases our exposure to the risk of uncollectible receivables. We extend credit to our retailers based on our assessment of the retailer's financial condition, generally without requiring collateral. While such credit losses have historically been within our expectations and reserves, we cannot assure you that this will continue. Financial difficulties on the part of our retailers could have a material adverse effect on our results of operations and financial condition.

Our revenues and operating income fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. In the past, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the fall and holiday seasons, and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. Because a substantial portion of our operating income is derived from our third and fourth quarter revenues, a shortfall in expected third and fourth quarter revenues would cause our annual operating results to suffer significantly.

Cyclical economic trends in apparel retailing could have a material adverse effect on our results of operations.

The apparel industry historically has been subject to substantial cyclicality. As the economic conditions in the United States change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. When discretionary consumer spending is reduced, purchases of premium apparel and related products may decline. A recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on our results of operations.

We face business, political, operational, financial and economic risks because a portion of our revenues are from international customers, substantially all of our products are sourced overseas and our licensees operate outside of the United States.

We and our international licensees are subject to risks inherent in international business, many of which are beyond our and our licensees' control, including:

- difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt or delay our operations if we cannot obtain such approvals, permits and licenses;
- difficulties encountered by our international licensees or us in staffing and managing foreign operations or international sales;
- transportation delays and difficulties of managing international distribution channels;
- longer payment cycles for, and greater difficulty collecting, accounts receivable and royalty payments;
- trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of our products, especially in China, where a large portion of our products are manufactured, which could force us to seek alternate manufacturing sources or increase our expenses;
- unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings and effects on our effective income tax rate due to profits generated or lost in foreign countries;
- political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and
- natural disasters.

Any of these factors could reduce our revenues, decrease our gross margins or increase our expenses and could materially adversely affect our revenues and results of operations. To the extent that we establish our own operations in international territories where we currently utilize a licensee, such as in Europe, we will increasingly become subject to risks associated with operating outside of the United States.

Fluctuations in foreign currency exchange rates could harm our results of operations.

We purchase finished goods from foreign manufacturers and sell our products in transactions denominated in U.S. dollars, except for in Europe and Canada, where our sales are denominated primarily in Euros and Canadian dollars, respectively. As a result, if the U.S. dollar were to weaken against foreign currencies, our cost of goods sold could increase substantially. We also receive royalty payments from certain of our licensees, whose sales are denominated in their local currencies. While our licensees pay us royalty payments in U.S. dollars, if the U.S. dollar were to strengthen significantly against the local currencies in which our licensees sell our products, our licensing revenues would decrease, which could harm our results of operations.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

As of December 31, 2006, our executive officers, directors and their affiliates beneficially own or control approximately 27.2% of the outstanding shares of our common stock, of which René Woolcott and Richard Woolcott owns approximately 11.4% and 15.8%, respectively, of the 24,295,420 outstanding shares. Accordingly, our current executive officers, directors and their affiliates, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

The market price of our common stock is highly volatile and may result in investors selling shares of our common stock at a loss.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by securities analysts;
- conditions or trends in the fashion and boardsports industries; and
- changes in the market valuations of similar companies.

In addition, the stock market in general and the Nasdaq in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources and could further a decline in the market price of our common stock. Stock price volatility may result in investors selling shares of our common stock at a loss.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

Our principle executive, administrative, warehousing and distribution offices are located in Costa Mesa, California. In the fourth quarter of 2006, we entered into an agreement to lease an additional distribution facility in Irvine, California, which is expected to become operational in the fourth quarter of 2007. As a result of the existing and planned improvements to our current headquarters and the additional Irvine distribution facility, we believe our current facilities will be adequate to meet our needs for the next twelve months.

The location, general use, approximate size and lease renewal date of our material properties as of December 31, 2006, none of which is owned by us, except for the building in Anglet, France, are set forth below:

Location	Use	Term	Square Feet
Costa Mesa, California	Global headquarters	July 2014	104,000
Irvine, California	Distribution center	September 2017	164,000
Anglet, France(1)	European headquarters	May 2036	34,000

(1) We own the facilities located on the leased land in Anglet, France.

As of December 31, 2006, we also operated three retail stores in Southern California on leased premises. We anticipate that we will be able to extend those leases that expire in the near future on terms satisfactory to us, or, if necessary, locate substitute facilities on acceptable terms.

ITEM 3. *LEGAL PROCEEDINGS*

We are subject to various claims, complaints and legal actions in the normal course of business from time to time. We do not believe we have any currently pending litigation of which the outcome will have a material adverse effect on our operations or financial position.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the quarter ended December 31, 2006.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information and Holders

Our common stock has traded on the Nasdaq National Market and Nasdaq Global Select Market under the symbol "VLCM" since June 30, 2005. Prior to that time there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported on the Nasdaq National Market and Nasdaq Global Select Market, as applicable:

	Price Range of Common Stock	
	High	Low
Year Ended December 31, 2006		
First Quarter (March 31, 2006)	$40.71	$31.80
Second Quarter (June 30, 2006)	$37.78	$27.13
Third Quarter (September 30, 2006)	$32.16	$18.52
Fourth Quarter (December 31, 2006)	$33.25	$23.91
Year Ended December 31, 2005		
Second Quarter (June 30, 2005)	$26.77	$26.77
Third Quarter (September 30, 2005)	$35.77	$25.10
Fourth Quarter (December 31, 2005)	$35.68	$26.24

The approximate number of holders of record of our common stock as of March 1, 2007 was 36.

On March 1, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $34.71 per share.

Dividend Policy

We have never declared or paid any dividends on our common stock since our initial public offering. We do not currently anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

Unregistered Sale of Equity Securities and Issuer Purchases of Equity Securities

We did not sell any unregistered equity securities or purchase any of our securities during the period ended December 31, 2006.

Equity Compensation Plans

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our compensation plans as of December 31, 2006:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	487,700	$19.00	2,162,756
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	487,700	$19.00	2,162,756

We do not maintain any equity-based compensation plan that has not been approved by our stockholders or any employee stock purchase plan.

Use of Proceeds

We affected the initial public offering of our common stock pursuant to a Registration Statement on Form S-1 (File No. 333-124498) that was declared effective by the Securities and Exchange Commission on June 29, 2005. To date, we have used $20.0 million of the net proceeds from the offering to distribute our estimated undistributed S corporation earnings to our S corporation stockholders, $1.5 million to acquire all of the outstanding common stock of Welcom Distribution SARL, the sole distributor of Volcom branded products in Switzerland, and $2.8 million for developing our infrastructure in Europe. We intend to use the remaining net proceeds for the continual development of our infrastructure in Europe, facility upgrades, marketing and advertising, enhancing and deploying our in-store marketing displays for our retailers, and working capital and other general corporate purposes. In addition, we may use a portion of the remaining proceeds to acquire products or businesses that are complementary to our own.

Performance Graph[1]

The following graph shows a comparison of cumulative total returns for Volcom, the Nasdaq Stock Market Index and the Standard & Poor's Apparel, Accessories and Luxury Goods Index during the period commencing on June 30, 2005 (the date of our first day of trading) and ending on December 31, 2006. The comparison assumes $100 was invested on June 30, 2005 in each of our common stock (at the initial offering price), the Nasdaq Stock Market Composite Index and the Standard & Poor's Apparel, Accessories and Luxury Goods Index and assumes the reinvestment of all dividends, if any. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



DOLLARS
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100
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6/29/05
12/31/05
12/31/06
VOLCOM, INC
NASDAQ COMPOSITE
S&P APPAREL, ACCESSORIES & LUXURY GOODS

Annual Percentage Return

	06/29/05	12/31/05	12/31/06
Volcom, Inc	100.00	179.00	155.63
NASDAQ Composite	100.00	108.44	123.31
S&P Apparel, Accessories & Luxury Goods	100.00	105.53	136.92

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. The consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements included elsewhere in this Form 10-K. The consolidated statements of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements not included herein. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the years presented should not be considered indicative of our future results of operations.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Product revenues	$ 201,186	$ 156,716	$ 110,601	$ 74,389	$ 56,302
Licensing revenues	4,072	3,235	2,574	1,877	833
Total revenues	205,258	159,951	113,175	76,266	57,135
Cost of goods sold	103,237	78,632	58,205	39,384	31,184
Gross profit	102,021	81,319	54,970	36,882	25,951
Selling, general and administrative expenses	58,417	42,939	30,585	22,919	18,123
Operating income	43,604	38,380	24,385	13,963	7,828
Other income (expense)	4,069	1,101	(6)	106	(129)
Income before provision for income taxes	47,673	39,481	24,379	14,069	7,699
Provision for income taxes(1)	18,920	10,475	374	214	215
Income before equity in earnings of investee	28,753	29,006	24,005	13,855	7,484
Equity in earnings of investee	—	331	588	407	129
Net income	$ 28,753	$ 29,337	$ 24,593	$ 14,262	$ 7,613
Net income per share:					
Basic	$ 1.19	$ 1.36	$ 1.28	$ 0.75	$ 0.41
Diluted	$ 1.18	$ 1.34	$ 1.26	$ 0.73	$ 0.39
Weighted average shares outstanding:					
Basic	24,227,845	21,627,821	19,142,275	19,054,109	18,771,059
Diluted	24,304,627	21,839,626	19,534,945	19,530,873	19,513,969

(1) For Federal and state income tax purposes we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. For all periods from and after June 29, 2005, we have become subject to the Federal and state income taxes applicable to a C corporation. As a result, our provision for income taxes, net income and net income per share data for 2004, 2003 and 2002 are not comparable to our provision for income taxes, net income and net income per share data for 2006 and 2005.

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Pro Forma Net Income Data(1):			
Income before provision for income taxes, as reported	$ 39,481	$ 24,379	$14,069
Pro forma provision for income taxes	16,223	10,178	5,909
Pro forma income before equity in earnings of investee	23,258	14,201	8,160
Equity in earnings of investee	331	588	407
Pro forma net income	$ 23,589	$ 14,789	$ 8,567
Pro forma net income per share:			
Basic	$ 1.09	$ 0.77	
Diluted	$ 1.08	$ 0.76	
Pro forma weighted average shares outstanding:			
Basic	21,627,821	19,142,275	
Diluted	21,839,626	19,534,945	

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 85,414	$ 71,712	$10,359	$ 5,079	$ 1,141
Working capital	121,069	98,470	27,041	16,595	8,209
Total assets	149,748	111,381	35,886	22,601	13,902
Long-term capital lease obligations, less current portion	106	183	256	160	45
Total stockholders' equity	133,997	102,680	29,502	18,044	9,019

(1) Pro forma net income data reflects the provision for income taxes that would have been recorded had we been subject to Federal and state income taxes as a C corporation, and not been exempt from paying income taxes other than California franchise taxes due to our S corporation election, from January 1, 2002 to June 29, 2005.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in Item 1A. "Risk Factors" and elsewhere in this Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this Form 10-K after the date of this Form 10-K, except as required by law.

Overview

We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We seek to offer products that appeal to participants in skateboarding, snowboarding and surfing, and those who affiliate themselves with the broader action sports lifestyle. Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with an artistic and creative element that we believe differentiates our products from those of many of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories.

We have recently launched new product extensions to complement our current product offerings. These new product extensions include a complete line of sandals and slip-on footwear, branded Creedlers; a complete collection of kids clothing for young boys ages 4 to 7; and a girls swimwear line. The Creedlers and kids line began shipping in December 2006, and the girls swimwear line will begin shipping early in Spring 2007.

Volcom branded products are currently sold throughout the United States and in over 40 countries internationally by either us or international licensees. We serve the United States, Canada, Latin America, Asia Pacific and Puerto Rico through our in-house sales personnel, independent sales representatives and distributors. In these areas, Volcom branded products are sold to retailers that we believe merchandise our products in an environment that supports and reinforces our brand image and provide a superior in-store experience. As of December 31, 2006, our customer base of retailers included approximately 1,350 accounts that operated approximately 3,900 store locations (of which approximately 1,150 accounts that operated approximately 2,950 stores are located in the United States) and 12 distributors in countries not serviced by our licensees. Our retail customers are primarily specialty boardsports retailers and several retail chains. Except for sales made in Canada and Europe, all of our sales are denominated in U.S. dollars.

In Europe (through the distribution of the Spring 2007 line), Australia, Indonesia, South Africa and Brazil, we have entered into licensing agreements with entities that we believe have local market insight and strong relationships with retailers in their respective territories. Products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, over 460 store locations in Brazil, approximately 100 store locations in South Africa and approximately 90 store locations in Indonesia. We receive royalties on the sales of Volcom branded products sold by our licensees. Our license agreements specify design and quality standards for the Volcom branded products distributed by our licensees. Our licensees are not controlled and operated by us, and the amount of our licensing revenues could decrease in the future. As these license agreements expire, we may assume direct responsibility for serving these licensed territories. We have established our own operations in Europe in anticipation of the expiration of the licensing agreement with our European licensee on December 31, 2006. Pursuant to an agreement between us and Volcom Europe, Volcom Europe will produce and distribute the Spring 2007 Volcom line in Europe and pay us our same royalty rate as required under the license agreement. We expect to experience a decrease in our licensing revenues after Volcom Europe distributes the Spring 2007 line in Europe and an increase in our selling, general and administrative expense while we build the necessary infrastructure and hire employees to establish our own operations in Europe. However, we anticipate our product revenues will begin to increase in Europe in the second half of 2007 once we begin to recognize revenue from the direct sale of our products in this territory.

As part of our strategy to take direct control of our European operations, we have recently completed the construction of our European headquarters in Anglet, France, delivered samples to the sales team for use in their meetings with customer accounts and we are continually building the necessary infrastructure to support these European operations. Our current European team consists of 42 employees which include design, production, sales and information technology management positions. In February 2007, we completed the construction of our European headquarters in Anglet, France. The construction contract called for the construction of an approximate 3,150 square meter (or approximately 34,000 square foot) office and distribution facility for 4.6 million Euros. We have applied for and received approval to obtain local government grants totaling approximately 800,000 Euros (approximately $1.1 million based on a 1 Euro to $1.3203 U.S. dollar exchange rate as of December 31, 2006). Such grants will be paid to us at various times during and after our European headquarters construction period and generally require us to maintain and operate our European headquarters for five years. As of December 31, 2006, we have received approximately 322,000 Euros (approximately $425,000 based on a 1 Euro to $1.3203 U.S. dollar exchange rate as of December 31, 2006) with respect to such grants. We also acquired Welcom Distribution SARL, or Welcom, the distributor of Volcom branded products in Switzerland, during October 2005. We purchased all of the outstanding capital stock of Welcom for a purchase price of $1.5 million in cash, excluding transaction costs. The acquisition was effective on October 25, 2005, and we have included the operations of Welcom in our financial results from October 26, 2005 going forward.

Our revenues increased from $57.1 million in 2002 to $205.3 million in 2006. Based upon our experience and consumer reaction to our products and brand image, we believe that the increase in our revenues during these periods resulted primarily from increased brand recognition and growing acceptance of our products at existing retail accounts. We believe that our marketing programs, product designs and product quality, and our relationships with our retailers contributed to this increased demand and market penetration. In addition, several of our largest retailers have opened additional stores and those store openings likely have contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store. Growth of our revenues will depend in part on the demand for our products by consumers, our ability to effectively distribute our products and our ability to design products consistent with the changing fashion interests of boardsports participants and those who affiliate themselves with the broader action sports youth lifestyle.

Sales to Pacific Sunwear increased 18%, or $8.3 million, for 2006 compared to 2005. However, we may see sales to Pacific Sunwear decline, and we currently expect a decrease in sales to Pacific Sunwear for 2007 compared to 2006. It is unclear where our sales to Pacific Sunwear will trend in the longer term. Pacific Sunwear remains an important customer for us and we are working both internally and with Pacific Sunwear to maximize our business with them. We believe our brand continues to be an important part of the Pacific Sunwear business. We also recognize that any customer concentration creates risks and we are, therefore, assessing strategies to lessen our concentration with Pacific Sunwear.

We have recently announced that we are expanding the distribution of our mens and boys products in Macy's West, part of Federated Department Stores, from our initial roll-out of 50 doors for mens, which included 20 doors for boys, to 75 doors for mens, which includes 60 doors for boys. In addition, we plan to expand into 50 doors for our recently introduced kids products. Further, we plan to expand the distribution of our mens, boys and kids line into Dillard's stores located primarily in the southwest United States. This expanded distribution will include 21 doors for boys and kids products and 10 doors for mens products. These additional distribution channels are a part of our long-term diversification strategy to lessen our dependence on any one customer.

Our gross margins are affected by our ability to accurately forecast demand and avoid excess inventory by matching purchases of finished goods to pre-season orders, which decreases our percentage of sales at discount or close-out prices. Gross margins are also impacted by our ability to control our sourcing costs and, to a lesser extent, by changes in our product mix. If we misjudge forecasting inventory levels or our sourcing costs increase and we are unable to raise our prices, our gross margins may decline.

We currently source the substantial majority of our products from third-party manufacturers located primarily in China, Macau, India and Mexico. As a result, we may be adversely affected by the disruption of trade with these countries, the imposition of new regulations related to imports, duties, taxes and other charges on imports, and significant decreases in the value of the U.S. dollar against foreign currencies. We seek to mitigate the possible disruption in product flow by diversifying our manufacturing across numerous manufacturers and by using manufacturers in countries that we believe to be politically stable. We do not enter into long-term contracts with our third-party manufacturers. Rather, we typically enter into contracts with each manufacturer to produce one or more product lines for a particular selling season. This strategy has enabled us to maintain flexibility in our sourcing.

Our products manufactured abroad are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Quota represents the right, pursuant to bilateral or other international trade arrangements, to export amounts of certain categories of merchandise into a country or territory pursuant to a visa or license. Pursuant to the Agreement on Textiles and Clothing, quota on textile and apparel products was eliminated for World Trade Organization, or WTO, member countries, including the United States, Canada and European countries, on January 1, 2005. As a result of the eliminated quotas, we experienced lower costs on our imports of finished goods, which increased our gross margin as a percentage of revenues and our profitability for the year ended December 31, 2005. During 2005, the United States and China agreed to a new quota arrangement, which will impose quotas on certain textile products that will impact our business through 2008. While we do not believe the limitations on imports from China will have a material affect on our operations, we intend to closely monitor our sourcing in China to avoid disruptions.

Over the past five years, our selling, general and administrative expenses have increased on an absolute dollar basis as we have increased our spending on marketing, advertising and promotions, strengthened our management team and hired additional personnel. As a percentage of revenues, however, our selling, general and administrative expenses have decreased from 31.7% in 2002 to 28.5% in 2006. This was largely because some of our expenses were fixed and did not increase at the same rate as that of our revenues. However, selling, general and administrative expenses as a percentage of revenues have increased from 26.8% in 2005 to 28.5% in 2006. This increase was primarily due to the hiring of additional personnel as we develop our infrastructure domestically and abroad, costs related to the transition of our European operations from a licensee model to direct control, additional expenses associated with operating as a public company, such as certain legal and accounting compliance costs, and compensation expense associated with stock options as required by Statement of Financial Accounting Standard No. 123(R) (revised 2004), *Share-Based Payment*, or SFAS No. 123(R).

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition

Revenues are recognized upon shipment, at which time transfer of title occurs and risk of ownership passes to the customer. Generally, we extend credit to our customers and do not require collateral. Our payment terms are typically net-30 with terms up to net-120 for snow category products. None of our sales agreements with any of our customers provides for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brand and our image. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.

Licensing revenues are recorded when earned based on a stated percentage of the licensees' sales of Volcom branded products.

Accounts Receivable

Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer's current creditworthiness. We continuously monitor our collections and maintain an allowance for doubtful accounts based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses associated with uncollectible accounts have been consistent with our estimates, but we cannot assure you that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.

Inventories

We value inventories at the lower of the cost or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

- unanticipated changes in consumer preferences;
- weakening economic conditions;
- terrorist acts or threats;
- reduced consumer confidence in the retail market; and
- unseasonable weather.

Some of these factors could also interrupt the production and importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and market value could be inaccurate, which could result in excess and obsolete inventory.

Goodwill and Intangible Assets

We account for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Intangible Assets.* Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually and also in the event of an impairment indicator. As required by SFAS No. 142, we evaluate the recoverability of goodwill based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is determined based on estimated future cash flows, discounted at a rate that approximates our cost of capital. Such estimates are subject to change and we may be required to recognize an impairment loss in the future. Any impairment losses will be reflected in operating income.

Long-Lived Assets

We acquire assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

Investments in Unconsolidated Investees

We account for our investments in unconsolidated investees using the cost method if we do not have the ability to exercise significant influence over the operating and financial policies of the investee. We assess such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.

We account for our investments in unconsolidated investees using the equity method of accounting if we have the ability to exercise significant influence over the operating and financial policies of the investee. We evaluate such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.

On April 1, 2005, we sold our 34% investment in Volcom Europe, our European licensee, for $1.4 million. Under the terms of the sale agreement, Volcom Europe will continue to function as our licensee until the expiration of its license agreement on December 31, 2006 and through the distribution of the Volcom European Spring 2007 line. During 2005, we recorded $0.3 million of earnings attributable to this equity method investee, which reflects our share of Volcom Europe's earnings of $0.6 million, offset by an impairment charge of $0.3 million to reduce the carrying amount of our investment in Volcom Europe to $1.6 million as of March 31, 2005. After consideration of the effects of the accumulated foreign currency translation adjustments related to our investment in Volcom Europe of $0.2 million, we recorded no gain or loss on the sale of our investment in Volcom Europe in April 2005.

Athlete Sponsorships

We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts we will be required to pay under these agreements, as they are subject to many variables. The actual amounts paid under these agreements may be higher or lower than expected due to the variable nature of these obligations. We expense these amounts as they are incurred.

Income Taxes

On June 29, 2005 we changed our tax status from an S corporation to a C corporation. For Federal and state income tax purposes we had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws from January 1, 2002 until our initial public offering on June 29, 2005. Therefore, no provision or liability for Federal or state income tax has been included in our consolidated financial statements for 2004, 2003, 2002 and the period from January 1, 2005 to June 29, 2005, except that we were subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes was included in our consolidated financial statements for those periods. Subsequent to June 29, 2005, we recorded a provision and liability for Federal and state income taxes using an annual effective tax rate.

Upon the change in our tax status we established and recorded our deferred income taxes at our C corporation effective tax rate. Management's judgment is required in assessing the realizability of our deferred tax assets. We consider the reversal of taxable temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets that had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Stock-Based Compensation

Since January 1, 2006 we have accounted for stock-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment.* SFAS No. 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest and the dividend yield on our common stock. If our expected option term and stock-price volatility assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting). If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Foreign Currency Translation

Substantially all of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. As a result, we are exposed to transaction gains and losses that result from movements in foreign currency exchange rates between the local Canadian currency and the U.S. dollar. As our Canadian sales, accounts receivable, accounts payable and Canadian cash balance are a small portion of our revenues, assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations, therefore we are exposed to foreign currency risk. Changes in our assets and liabilities that are denominated in Canadian dollars are translated into U.S. dollars at the rate of exchange on the balance sheet date, and are reflected in our statement of operations.

We own subsidiaries in Switzerland and France, which operate with the Swiss Franc and Euro as their functional currency, respectively. Our assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

General

Our revenues consist of both our product revenues and our licensing revenues. Our product revenues are derived primarily from the sale of young mens and young womens clothing, accessories and related products under the Volcom brand name. We offer apparel and accessory products in four main categories: mens, girls, boys and snow. Product revenues also include revenues from music and film sales. Amounts billed to customers for shipping and handling are included in product revenues. Licensing revenues consist of royalties on product sales by our international licensees in Europe, Australia, Indonesia, South Africa and Brazil.

Our cost of goods sold consists primarily of product costs, retail packaging, freight costs associated with shipping goods to customers, quality control and inventory shrinkage. There are no cost of goods sold associated with our licensing revenues.

Our selling, general and administrative expenses consist primarily of wages and related payroll and employee benefit costs, handling costs, sales and marketing expenses, advertising costs, legal and accounting professional fees, insurance, utilities and other facility related costs, such as rent and depreciation.

Results of Operations

The following table sets forth selected items in our consolidated statements of operations for the periods presented, expressed as a percentage of revenues:

	Year Ended December 31,		
	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	50.3	49.2	51.4
Gross profit	49.7	50.8	48.6
Selling, general and administrative expenses	28.5	26.8	27.0
Operating income	21.2	24.0	21.6
Other income (expense)	2.0	0.7	(0.1)
Income before provision for income taxes	23.2	24.7	21.5
Provision for income taxes	9.2	6.5	0.3
Income before equity in earnings of investee	14.0	18.2	21.2
Equity in earnings of investee	0.0	0.1	0.5
Net income	14.0%	18.3%	21.7%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Revenues in 2006 were $205.3 million, an increase of $45.3 million, or 28.3%, compared to $160.0 million in 2005. Revenues from our top five customers were $88.8 million in 2006, an increase of $15.2 million, or 20.6%, compared to $73.6 million in 2005, with Pacific Sunwear accounting for $8.3 million of the $15.2 million increase. We currently expect a decline in sales to Pacific Sunwear for 2007 compared to 2006. It is unclear where our sales to Pacific Sunwear will trend in the longer term. We believe our 2006 revenue growth was driven primarily by the increasing popularity of our brand across our target markets and increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high-quality standards and strong relationships with our retailers. In addition, several of our largest retailers have opened additional stores over the last year and those store openings likely have contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store.

Product revenues increased $44.5 million, or 28.4%, in 2006 to $201.2 million from $156.7 million in 2005. Of the $44.5 million increase in product revenues, increases in mens products and girls products accounted for $31.2 million of that increase. Revenues from mens products increased $15.4 million, or 17.7%, to $102.7 million in 2006, compared to $87.3 million in 2005, and revenues from girls products increased $15.8 million, or 30.7%, to $67.3 million in 2006 compared to $51.5 million in 2005.

Licensing revenues increased 25.9% to $4.1 million in 2006 from $3.2 million in 2005. The increase in licensing revenues was a result of increased sales by our international licensees, particularly those in Europe and Australia. We expect that licensing revenue will decrease in the back half of 2007 as a result of the expiration of our license agreement with Volcom Europe and our taking direct control of our European operations.

Product revenues in the United States were $157.6 million, or 78.3% of our product revenues, and $128.2 million, or 81.8% of our product revenues, in 2006 and 2005, respectively. Product revenues in the rest of the world consist primarily of product revenues from sales in Canada and Japan and do not include sales by our international licensees. Such product revenues in the rest of the world were $43.6 million, or 21.7% of our product revenues, and $28.5 million, or 18.2% of our product revenues, in 2006 and 2005, respectively.

Gross Profit

In 2006, gross profit increased $20.7 million, or 25.5%, to $102.0 million compared to $81.3 million in 2005. Gross profit as a percentage of revenues, or gross margin, in 2006 decreased 1.1% to 49.7% compared to 50.8% in 2005. Gross margin related specifically to product revenues decreased 1.1% to 48.7% in 2006 compared to 49.8% in 2005. The gross margin decrease was generally due to increased costs of goods sold resulting primarily from the United States imposing a series of quotas on November 8, 2005. These quotas are expected to remain in effect through December 31, 2008. Gross margin during 2005 was especially high due to the lack of quotas and safeguards on imports from China during that period. While we do not believe the current limitations on imports from China will have a material effect on our operations, we intend to closely monitor our sourcing in China to avoid disruptions.

Selling, General and Administrative Expenses

In 2006, selling, general and administrative expenses increased $15.5 million, or 36.0%, to $58.4 million compared to $42.9 million in 2005. The increase in absolute dollars was due primarily to increased payroll and payroll-related expenses of $4.2 million, increased expenses of $2.3 million related to the transition of our European operations from a licensee model to direct control, additional advertising and marketing expenses of $2.0 million, increased sales commission expenses of $1.5 million resulting from our increased product revenues, increased depreciation and amortization expenses of $0.8 million, additional expenses of $0.7 million associated with operating as a public company, such as certain legal and accounting compliance costs, and an increase in compensation expense of $0.6 million associated with stock awards as required under SFAS No. 123R. The remaining $3.4 million increase in selling, general and administrative expenses was due to increases in various other expense categories. As a percentage of revenues, selling, general and administrative expenses increased to 28.5% in 2006 from 26.8% in 2005. The 1.7% increase in selling, general and administrative expenses as a percentage of revenues was due primarily to the factors mentioned above. We are currently in the process of taking direct control of the Volcom brand in Europe. Through the first half of 2007, we will only generate royalty revenue from our European licensee and will not generate any significant revenue from our direct European operations. During this time, we expect to experience a significant increase in our selling, general and administrative expenses.

Operating Income

As a result of the factors above, operating income in 2006 increased $5.2 million to $43.6 million compared to $38.4 million in 2005. Operating income as a percentage of revenues decreased to 21.2% in 2006 from 24.0% in 2005.

Other Income

Other income primarily includes net interest income and foreign currency gains and losses. Interest income in 2006 was $3.8 million compared to $1.0 million in 2005. This increase in interest income was due to the significant increase in our cash and cash equivalent balances as a result of the proceeds from our initial public offering, which closed in July 2005, as well as our cash flows from operating activities of $21.0 million in 2006. Foreign currency gain increased to $0.2 million in 2006 compared to a $0.1 million gain in 2005 due primarily to fluctuations in the Canadian dollar exchange rate.

Provision for Income Taxes

On June 29, 2005, we changed our tax status from an S corporation to a C corporation. For the period from January 1, 2002 to June 29, 2005, for Federal and state income tax purposes, we had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax had been included in our consolidated financial statements for that period, except that we were subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes was included in our consolidated financial statements for that period.

Subsequent to June 29, 2005, we recorded a provision and liability for Federal and state income taxes as a C corporation. Upon the change in our tax status, we established and recorded our deferred income taxes at our C corporation effective tax rate. We computed our provision for income taxes for 2005 using an annual effective tax rate of 26.5%.

We computed our provision for income taxes for 2006 using an annual effective tax rate of 39.7%. As a result of this change in tax status, our provision for income taxes increased $8.4 million to $18.9 million in 2006 compared to $10.5 million in 2005. On a pro forma basis, using an estimated annual effective tax rate of 40.8%, our provision for income taxes would have been $16.2 million in 2005.

Net Income

As a result of the factors above, net income decreased $0.5 million, or 2.0%, to $28.8 million in 2006 from $29.3 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Revenues in 2005 were $160.0 million, an increase of $46.8 million, or 41.3%, compared to $113.2 million in 2004. Revenues from our top five customers were $73.6 million in 2005, an increase of $25.0 million, or 51.5%, compared to $48.6 million in 2004, with Pacific Sunwear accounting for $14.7 million of the $25.0 million increase. We believe our revenue growth was driven primarily by the increasing popularity of our brand across our target markets and increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high-quality standards and strong relationships with our retailers. In addition, several of our largest retailers have opened additional stores over the last year and those store openings likely have contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store.

Product revenues increased $46.1 million, or 41.7%, in 2005 to $156.7 million from $110.6 million in 2004. Of the $46.1 million increase in product revenues, increases in mens products and girls products accounted for $41.9 million of that increase. Revenues from mens products increased $25.8 million, or 42.0%, to $87.3 million in 2005, compared to $61.5 million in 2004, and revenues from girls products increased $16.1 million, or 45.5%, to $51.5 million in 2005 compared to $35.4 million in 2004.

Licensing revenues increased 25.7% to $3.2 million in 2005 from $2.6 million in 2004. The increase in licensing revenues was a result of increased sales by our international licensees, particularly those in Europe and Australia.

Product revenues in the United States were $128.2 million, or 81.8% of our product revenues, and $93.8 million, or 84.8% of our product revenues, in 2005 and 2004, respectively. Product revenues in the rest of the world consist primarily of product revenues from sales in Canada and Japan and do not include sales by our international licensees. Such product revenues in the rest of the world were $28.5 million, or 18.2% of our product revenues, and $16.8 million, or 15.2% of our product revenues, in 2005 and 2004, respectively.

Gross Profit

In 2005, gross profit increased $26.3 million, or 47.9%, to $81.3 million compared to $55.0 million in 2004. Gross profit as a percentage of revenues, or gross margin, in 2005 increased 2.2% to 50.8% compared to 48.6% in 2004. Gross margin related specifically to product revenues increased 2.4% to 49.8% in 2005 compared to 47.4% in 2004. The gross margin increase was largely driven by the WTO's elimination of the quota system on our imports from China effective January 1, 2005, as well as more accurate demand forecasting and better inventory management, which decreased the need to sell our products at discount or close-out prices.

Selling, General and Administrative Expenses

In 2005, selling, general and administrative expenses increased $12.4 million, or 40.4%, to $42.9 million compared to $30.6 million in 2004. The increase in absolute dollars was due primarily to a $1.0 million settlement cost related to litigation with a former customer, increased payroll and payroll-related expenses of $3.7 million due to expenditures on infrastructure and personnel, increased sales commission expenses of $2.2 million resulting from our increased product revenues, increased accounting, legal and consulting costs of $1.6 million associated with preparing to operate and operating as a public company and increased advertising and marketing expenses of $2.8 million. As a percentage of revenues, selling, general and administrative expenses decreased to 26.8% in 2005 from 27.0% in 2004. The 0.2% decrease in selling, general and administrative expenses as a percentage of revenues was due primarily to the leveraging of our fixed costs over increased revenues. We expect selling, general and administrative expenses to increase as we begin to take direct control over our European operations.

Operating Income

As a result of the factors above, operating income in 2005 increased $14.0 million to $38.4 million compared to $24.4 million in 2004. Operating income as a percentage of revenues increased to 24.0% in 2005 from 21.6% in 2004.

Other Income (Expense)

Other income (expense) primarily includes net interest income (expense) and foreign currency gains and losses. Interest income in 2005 was $1.0 million compared to interest expense of $6,000 in 2004. This increase in interest income was due to the significant increase in our cash and cash equivalent balances as a result of the proceeds from our initial public offering, which closed in July 2005. Foreign currency gain (loss) increased to a $0.1 million gain in 2005 compared to a $100 gain in 2004 due to fluctuations in the Canadian dollar exchange rate.

Provision for Income Taxes

On June 29, 2005, we changed our tax status from an S corporation to a C corporation. For the period from January 1, 2002 to June 29, 2005, for Federal and state income tax purposes, we had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax had been included in our consolidated financial statements for that period, except that we were subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes was included in our consolidated financial statements for that period.

Subsequent to June 29, 2005, we recorded a provision and liability for Federal and state income taxes using an annual effective tax rate. Upon the change in our tax status, we established and recorded a net deferred tax asset of $0.4 million to reflect our deferred income taxes at our C corporation effective tax rate. As a result of this change in tax status, our provision for income taxes increased $10.1 million to $10.5 million in 2005 compared to $0.4 million in 2004. On a pro forma basis, using an estimated annual effective tax rate for both periods of 40.8%, our provision for income taxes would have been $16.2 million in 2005 compared to $10.2 million in 2004.

Net Income

As a result of the factors above, net income increased $4.7 million, or 19.3%, to $29.3 million in 2005 from $24.6 million in 2004.

Liquidity and Capital Resources

Our primary cash needs are working capital and capital expenditures. Prior to our initial public offering, we generally financed these needs with operating cash flows and borrowings under our credit facilities. These sources of liquidity may be impacted by fluctuations in demand for our products, ongoing investments in our infrastructure and expenditures on marketing and advertising.

The following table sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows from operating, investing and financing activities and our ending balance of cash and cash equivalents:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash and cash equivalents at beginning of period	$71,712	$10,359	$ 5,079
Cash flow from operating activities	20,956	22,985	19,424
Cash flow from investing activities	(9,229)	(2,657)	(811)
Cash flow from financing activities	1,703	41,041	(13,333)
Effect of exchange rate changes on cash	272	(16)	—
Cash and cash equivalents at end of period	$85,414	$71,712	$ 10,359

As of December 31, 2006, we had $85.4 million in cash and cash equivalents compared to $71.7 million in cash and cash equivalents as of December 31, 2005.

Cash from operating activities consists primarily of net income adjusted for certain non-cash items including depreciation, deferred income taxes, equity in earnings of investee, provision for doubtful accounts, tax benefits related to the exercise of stock options, loss on disposal of property and equipment, stock-based compensation and the effect of changes in working capital and other activities. In 2006 and 2005, cash from operating activities was $21.0 million and $23.0 million, respectively. The $2.0 million decrease in cash from operating activities between the periods was attributable to the following:

(In thousands)	Attributable to
$(9,029)	Decrease in cash flows from accounts receivable due to increased sales and timing of collections.
(3,136)	Decrease in excess tax benefits related to exercise of stock options.
(584)	Decrease in net income.
4,043	Increase in cash flows from accounts payable, accrued expenses and other long-term liabilities due to timing of payments and increased payroll accruals and other liabilities.
2,690	Increase in cash flows due to a slower growth rate in inventories.
1,954	Increase in non-cash depreciation, provision for doubtful accounts and stock-based compensation.
1,665	Increase in cash flows from income tax receivable/payable due to timing of payments made for income taxes.
331	Increase in cash flows due to a decrease in equity in earnings of investee, net of dividends received.
37	Net increase in cash flows from all other operating activities.
$(2,029)	**Total**

Cash used in investing activities was $9.2 million and $2.7 million in 2006 and 2005, respectively. During 2006, the cash used in investing activities was primarily due to payments for the construction of our European headquarters in Anglet, France, along with the ongoing purchase of investments in computer equipment, warehouse equipment, marketing initiatives and in-store buildouts at customer retail locations. During 2005, the cash used in investing activities was primarily due to the purchase of real property popularly named the "Volcom House" on the North Shore of Oahu for $2.0 million, as well as $0.9 million of ongoing investments in computer and warehouse equipment. In October 2005, we purchased Welcom Distribution SARL, the sole distributor of Volcom branded products in Switzerland for $1.1 million, net of cash acquired. These cash outflows were offset by cash received of $1.4 million related to the sale of our investment in Volcom Europe, our European licensee, in April 2005.

Cash provided by financing activities was $1.7 million and $41.0 million in 2006 and 2005, respectively. The $39.5 million decrease in cash provided by financing activities between the periods primarily resulted from the completion of the initial public offering of our common stock in July 2005 whereby we received net proceeds of $80.1 million, after deducting underwriting discounts and commissions and offering expenses. Prior to the initial public offering, we had $19.2 million of cash distributions to our stockholders out of undistributed S corporation earnings and we used $20.0 million of the net proceeds from the offering to distribute our estimated undistributed S corporation earnings to our S corporation stockholders, resulting in a decrease of cash provided by financing activities of $39.2 million for total distributions to stockholders.

On February 7, 2007, we purchased real property on the North Shore of Oahu (the "Pipe House") for $4.2 million in cash. The Pipe House will generally be used as a residence for Volcom's surf team riders during the winter surf season and for other marketing activities during the year.

We currently have no material cash commitments, except our normal recurring trade payables, expense accruals, operating leases, capital leases, European headquarters construction obligation and athlete endorsement agreements. We believe that our cash and cash equivalents, cash received from our initial public offering, cash flow from operating activities and available borrowings under our credit facility will be sufficient to meet our capital requirements for at least the next twelve months.

Credit Facilities

In July 2006, we terminated our existing $10.0 million committed, secured line of credit facility with Bank of the West and entered into a new $20.0 million unsecured credit agreement with Bank of the West (which includes a line of credit, foreign exchange facility and letter of credit sub-facilities). The new credit agreement, which expires on August 31, 2008, may be used to fund our working capital requirements. Borrowings under this new agreement bear interest, at our option, either at the bank's prime rate (8.25% at December 31, 2006) or LIBOR plus 1.50%. Under this credit facility, we had $0.9 million outstanding in letters of credit at December 31, 2006. At December 31, 2006 there were no outstanding borrowings under this credit facility, and $19.1 million was available under the credit facility. The new credit agreement requires compliance with conditions precedent that must be satisfied prior to any borrowing, as well as ongoing compliance with specified affirmative and negative covenants, including covenants related to our financial condition, including requirements that we maintain a minimum net profit after tax and a minimum effective tangible net worth. At December 31, 2006 we were in compliance with all restrictive covenants.

Contractual Obligations and Commitments

We did not have any off-balance sheet arrangements or outstanding balances on our credit facility as of December 31, 2006. The following table summarizes, as of December 31, 2006, the total amount of future payments due in various future periods:

	Payments Due by Period						
	Total	2007	2008	2009	2010	2011	Thereafter
	(In thousands)						
Operating lease obligations	$12,603	$1,802	$2,666	$2,262	$1,968	$1,777	$2,128
Facility construction obligations(1)	747	747	—	—	—	—	—
Capital lease obligations	197	87	76	34	—	—	—
Professional athlete sponsorships	6,308	4,084	1,840	384	—	—	—
Contractual letters of credit	873	873	—	—	—	—	—
Total	$20,728	$7,593	$4,582	$2,680	$1,968	$1,777	$2,128

(1) Based on a 1 Euro to 1.3203 U.S. dollar exchange rate at December 31, 2006.

We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2017, excluding extensions at our option, and contain provisions for rental adjustments, including in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

We lease computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009.

On May 5, 2006, we entered into a contract for the construction of our European headquarters in Anglet, France. The contract calls for the construction of an approximate 3,150 square meter (or approximately 34,000 square foot) facility for approximately 4.6 million Euros. Payments for construction of the facility will be made monthly through February 2007 and vary based upon the progress toward completion of the facility. As of December 31, 2006, we have paid approximately $5.4 million in construction costs and have approximately $0.7 million of remaining costs to be paid through February 2007 (based on a 1 Euro to 1.3203 U.S. dollar exchange rate as of December 31, 2006).

We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts that we will be required to pay under these agreements as they are subject to many variables. The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under our existing contracts, assuming that all bonuses, victories and similar incentives are achieved during the five year period ending December 31, 2011, is approximately $1.9 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.

Our contractual letters of credit have maturity dates of less than one year. We use these letters of credit to purchase finished goods.

Seasonality

Historically, we have experienced greater revenue in the second half of the year than in the first half due to a concentration of shopping around the fall and holiday seasons and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. During the two-year period ended December 31, 2006, approximately 58% of our revenues, 57% of our gross profit and 63% of our operating income were generated in the second half of the year, with the third quarter generally generating most of our operating income due to fall, holiday and snow shipments. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

As a result of the effects of seasonality, particularly in preparation for the fall and holiday shopping seasons, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods, we had historically borrowed under our credit facility. However, due to the proceeds received in July 2005 from our initial public offering, we do not anticipate borrowing under our credit facility in the near term.

Backlog

We typically receive the bulk of our orders for each of our seasons up to four months prior to the date the products are shipped to customers. Generally, these orders are not subject to cancellation prior to the date of shipment. At December 31, 2006, our order backlog was approximately $53.7 million, compared to approximately $42.3 million at December 31, 2005. For a variety of reasons, including the timing of release dates for our seasonal product collections, the timing of shipments, timing of order deadlines, timing of receipt of orders, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period. For these reasons, backlog figures in one year may not be directly comparable to backlog figures in another year when measured at the same date.

Inflation

We do not believe inflation has had a material impact on our results of operations in the past. There can be no assurance that our business will not be affected by inflation in the future.

Vulnerability Due to Concentrations

As of December 31, 2006, our customer base of retailers located in the United States, Canada and South America included approximately 1,350 accounts that operate approximately 3,900 store locations and 12 distributors in international territories not serviced by one of our licensees. One customer, Pacific Sunwear, accounted for approximately 26% and 29% of our product revenues in 2006 and 2005, respectively. No other customer accounted for more than 10% of our product revenues in 2006 or 2005.

Sales to Pacific Sunwear increased 18%, or $8.3 million, for 2006 compared to 2005. However, we may see sales to Pacific Sunwear decline, and we currently expect a decrease in sales to Pacific Sunwear for 2007 compared to 2006. It is unclear where our sales to Pacific Sunwear will trend in the longer term. Pacific Sunwear remains an important customer for us and we are working both internally and with Pacific Sunwear to maximize our business with them. We believe our brand continues to be an important part of the Pacific Sunwear business. We also recognize that any customer concentration creates risks and we are, therefore, assessing strategies to lessen our concentration with Pacific Sunwear.

We do not own or operate any manufacturing facilities and source our products from independently-owned manufacturers. During 2006, we contracted for the manufacture of our products with approximately 30 foreign manufacturers and five domestic screen printers. Purchases from Ningbo Jehson Textiles and Dragon Crowd totaled approximately 12% and 15%, respectively, of our product costs in 2006, and 10% and 10%, respectively, of our product costs in 2005.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a significant impact on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment.* SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The standard became effective for us on January 1, 2006. See Note 10 in the Notes to the Consolidated Financial Statements herein where we discuss the impact of this standard on our consolidated financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting for Changes and Error Corrections,* which replaces APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant impact on our consolidated financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position No. SFAS 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* We have elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to

SFAS No. 123R. The alternative transition method includes computational guidance to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and a simplified method to determine the subsequent impact on the additional paid-in capital pool for employee stock-based awards that are vested and outstanding upon the adoption of SFAS No. 123R.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN No. 48 to have a material effect on our consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force ("EITF") Issue No. 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation).* The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from our customers are and have been recorded on a net basis. We have no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 will not have an effect on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for financial statements beginning in the fourth quarter of fiscal year 2006. The adoption of SAB No. 108 did not have a significant impact on our consolidated financial position or results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Risk

Substantially all of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. In 2006, 2005 and 2004, we derived 11.9%, 10.1% and 7.4% of our product revenues, respectively, from sales in Canada. As a result, we are exposed to fluctuations in the value of Canadian dollar denominated receivables and payables, foreign currency investments, primarily consisting of Canadian dollar deposits, and cash flows related to repatriation of those investments. A weakening of the Canadian dollar relative to the U.S. dollar could negatively impact the profitability of our products sold in Canada and the value of our Canadian receivables, as well as the value of repatriated funds we may bring back to the United States from Canada. Account balances denominated in Canadian dollars are marked-to-market every period using current exchange rates and the resulting changes in the account balance are included in our income statement as other (expense) income. We do not believe that a 10% movement in all applicable foreign currency exchange rates would have a material effect on our financial position.

As our Canadian accounts receivable, accounts payable and cash balance represent a small portion of our total assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations. We may enter into future transactions in order to hedge our exposure to foreign currencies.

A small portion of our sales have been made by our subsidiaries located in Switzerland and France where we operate with the Swiss Franc and Euro, respectively, as our functional currency. Our assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

We generally purchase finished goods from our manufacturers in U.S. dollars. However, we source substantially all of these finished goods abroad and their cost may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could increase our costs. If we are unable to increase our prices to a level sufficient to cover the increased costs, it could adversely affect our margins and we may become less price competitive with companies who manufacture their products in the United States.

Interest Rate Risk

We maintain a $20.0 million unsecured credit agreement (which includes a line of credit, foreign exchange facility and letter of credit sub-facilities) with no balance outstanding at December 31, 2006. The credit agreement, which expires on August 31, 2008, may be used to fund our working capital requirements. Borrowings under this agreement bear interest, at our option, either at the bank's prime rate (8.25% at December 31, 2006) or LIBOR plus 1.50%. Based on the average interest rate on our credit facility during 2006, and to the extent that borrowings were outstanding, we do not believe that a 10% change in interest rates would have a material effect on our results of operations or financial condition.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Information with respect to this item is set forth in "Index to Consolidated Financial Statements" under Part IV, Item 15 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Volcom have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, the end of the annual period covered by this report. The evaluation of our disclosure controls and procedures included a review of the disclosure controls' and procedures' objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, including process improvements, were being undertaken.

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

Internal Control Over Financial Reporting

There has been no change in the Company's internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2006, based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation under the framework in *Internal Control — Integrated Framework*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's independent registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report appears under the Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, which is included below.

Richard R. Woolcott
President and Chief Executive Officer
(Principal Executive Officer)

Douglas P. Collier
Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer)

March 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Volcom, Inc.

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting* appearing above, that Volcom, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company, and our report dated March 14, 2007, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Costa Mesa, California
March 14, 2007

ITEM 9B. ***OTHER INFORMATION***

None

PART III

ITEM 10. ***DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Information with respect to this item is incorporated by reference from our definitive Proxy Statement.

ITEM 11. ***EXECUTIVE COMPENSATION***

Information with respect to this item is incorporated by reference from our definitive Proxy Statement.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

Information with respect to this item is incorporated by reference from our definitive Proxy Statement.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information with respect to this item is incorporated by reference from our definitive Proxy Statement.

ITEM 14. ***PRINCIPAL ACCOUNTING FEES AND SERVICES***

Information with respect to this item is incorporated by reference from our definitive Proxy Statement.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

(a) 1. The financial statements listed in the "Index to Consolidated Financial Statements" at page F-1 are filed as a part of this report.

2. Financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits included or incorporated herein. See Exhibit Index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Volcom, Inc.

We have audited the accompanying consolidated balance sheets of Volcom, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123R, *Share-based Payment*, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
March 14, 2007
Costa Mesa, California

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VOLCOM, INC.

By: /s/ Richard R. Woolcott

Richard R. Woolcott
President and Chief Executive Officer

Date: March 14, 2007

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard R. Woolcott Richard R. Woolcott	Chief Executive Officer (Principal Executive Officer)	March 14, 2007
/s/ Douglas P. Collier Douglas P. Collier	Chief Financial Officer (Principal Financial Officer)	March 14, 2007
/s/ René R. Woolcott René R. Woolcott	Chairman of Board of Directors	March 14, 2007
/s/ Douglas S. Ingram Douglas S. Ingram	Director	March 14, 2007
/s/ Anthony M. Palma Anthony M. Palma	Director	March 14, 2007
/s/ Joseph B. Tyson Joseph B. Tyson	Director	March 14, 2007
/s/ Carl W. Womack Carl W. Womack	Director	March 14, 2007
/s/ Kevin G. Wulff Kevin G. Wulff	Director	March 14, 2007

EXHIBIT INDEX

Number	Description
3.1*	Restated Certificate of Incorporation of Volcom, Inc.
3.2*	Amended and Restated Bylaws of Volcom, Inc.
3.3*	Certificate of Amendment of Restated Certificate of Incorporation of Volcom, Inc.
4.1*	Specimen Common Stock certificate.
10.1*†	Form of Indemnification Agreement between Volcom and each of its directors and officers.
10.2	Credit Agreement by and between Bank of the West and Volcom, Inc., dated as of July 20, 2006 (incorporated by reference in the Company's Current Report on Form 8-K filed on July 24, 2006).
10.3*	Lease dated as of May 19, 1999 by and between Griswold Industries and Stone Boardwear, Inc. (the predecessor entity to Volcom, Inc.) for the real property known as 1740 Monrovia Avenue, Costa Mesa.
10.4*	Form of 2005 Incentive Award Plan.
10.5*	Form of Restricted Stock Award Grant Notice and Agreement.
10.6*	Form of Stock Option Grant Notice and Agreement.
10.7*	Software License Agreement by and between Innovative Systems, LLC and Volcom Stone Board Wear, Inc., made and effective September 1, 2002.
10.8	Real Estate Development Agreement dated May 5, 2006 between Volcom SAS and Société d'Equipement des Pays de l'Adour (English Translation) (incorporated by reference in the Company's Current Report on Form 8-K filed on May 9, 2006).
10.9	Amended and Restated 2005 Incentive Award Plan.
21.1	Subsidiaries of Volcom, Inc.
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).
31.1	Certification of the Principal Executive Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of the Principal Executive Officer and Principal Financial Officer, as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to Volcom, Inc.'s Registration Statement on Form S-1 (File Number: 333-124498)

† All current directors and executive officers of Volcom, Inc. have entered into the Indemnity Agreement with Volcom, Inc.

Corporate Information

BOARD OF DIRECTORS

René R. Woolcott
Chairman, Volcom, Inc.
Chairman and President,
Clarendon House Advisors, Ltd.

Douglas S. Ingram
Chief Administrative Officer,
General Counsel and Secretary
of Allergan, Inc.

Anthony M. Palma
President and Chief Executive Officer,
Easton-Bell Sports, Inc.

Joseph B. Tyson
Chief Operating Officer
of The Picerne Group

Carl W. Womack
Former Senior Vice President
and Chief Financial Officer,
Pacific Sunwear of California, Inc.

Kevin G. Wulff
President and
Chief Executive Officer,
Pony International, LLC

EXECUTIVE OFFICERS

Richard R. Woolcott
President, Chief Executive
Officer and Director

Douglas P. Collier
Chief Financial Officer,
Secretary and Treasurer

Jason W. Steris
Chief Operating Officer

Tom D. Ruiz
Vice President of Sales

Troy C. Eckert
Vice President of Marketing

CORPORATE HEADQUARTERS
1740 Monrovia Avenue
Costa Mesa, CA 92627
949-646-2175

INVESTOR RELATIONS COUNSEL
PondelWilkinson Inc.
Los Angeles, CA
310-279-5980

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Costa Mesa, California

TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204

STOCK LISTING
Volcom, Inc. is traded on The Nasdaq Stock Market under the symbol "VLCM"

A copy of our Annual Report for the year ended December 31, 2006 is included herewith and has been filed with the Securities and Exchange Commission and can be viewed at www.sec.gov. It is also available on our Web site at www.volcom.com. Additional copies may be requested, without charge, by writing to the attention of Corporate Secretary, at the corporate headquarters.


SETH HUOT
BRUCE IRONS
SHAUN WHITE
END